Exhibit 99.82

Execution Version

PURCHASE AND SALE AGREEMENT

BY AND AMONG

JUST ENERGY (U.S.) CORP.,

JUST ENERGY GROUP INC.,

FULCRUM RETAIL HOLDINGS LLC

AND

FULCRUM POWER SERVICES L.P.

Dated as of August 24, 2011

TABLE OF CONTENTS

Article I	DEFINITIONS	1
1.1	Certain Definitions	1
1.2	Certain Matters of Construction	15

Article II	PURCHASE AND SALE	16
2.1	Purchase and Sale	16
2.2	Deliveries by the Seller	16
2.3	Deliveries by the Purchaser	16

Article III	CLOSING; PURCHASE PRICE	17
3.1	Closing and Closing Date	17
3.2	Purchase Price	17
3.3	Closing Date Payment	17
3.4	Net Working Capital Adjustment	17
3.5	Earnout	20
3.6	Method of Payment	27
3.7	Indemnity Holdback Amount	27
3.8	Characterization of Transaction; Allocation of Purchase Price	27

Article IV	REPRESENTATIONS AND WARRANTIES OF THE SELLER	28
4.1	Power, Authority and Organization	28
4.2	No Conflict	28
4.3	Ownership of Units	29
4.4	Absence of Other Claims	29
4.5	Accredited Investor	29

Article V	REPRESENTATIONS AND WARRANTIES OF THE SELLER REGARDING THE COMPANY GROUP	30
5.1	Organization and Authorization	30
5.2	Authorized and Outstanding Equity Securities	31
5.3	Absence of Other Claims	31
5.4	No Conflict	31
5.5	Required Consents and Approvals	32
5.6	No Violation of Law	32
5.7	Financial Statements	32
5.8	No Undisclosed Liabilities	33
5.9	Real Property	33
5.10	Personal Property	33
5.11	Indebtedness and Collateral Arrangements	34
5.12	Intellectual Property	34
5.13	Litigation	35
5.14	Employees	36
5.15	Employee Benefits	37
5.16	Collective Bargaining	39
5.17	Labor Disputes	39

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5.18	Bank Accounts	39
5.19	Required Licenses and Permits	40
5.20	Insurance Policies	40
5.21	Sales Agents, Suppliers and Customers	40
5.22	Contracts and Commitments	41
5.23	Agreements in Full Force and Effect	42
5.24	Absence of Certain Changes and Events	42
5.25	Accounts Receivable	44
5.26	Tax Matters	44
5.27	Brokers, Finders and Investment Bankers	46
5.28	Affiliate Arrangements	46
5.29	Disclosure	46

Article VI	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER	46
6.1	Organization	46
6.2	Organization—Just Energy	46
6.3	Authorization	47
6.4	Authorization—Just Energy	47
6.5	No Conflict	47
6.6	Required Consents and Approvals	47
6.7	Litigation	47
6.8	Reporting Issuer Status	48
6.9	Capitalization	48
6.10	Earnout Shares	48
6.11	No Orders	48
6.12	Financial Statements	48
6.13	Brokers, Finders and Investment Bankers	48
6.14	Independent Investigation	48
6.15	Disclosure	49

Article VII	COVENANTS OF THE SELLER.	49
7.1	Pre-Closing Operations of the Company Group	49
7.2	Employees	50
7.3	Access and Cooperation.	51
7.4	Interim Financials	51
7.5	Preparation of Supporting Documents	52
7.6	No Solicitation	52
7.7	Seller Release	52
7.8	Future Use of Name	52
7.9	Tail Insurance	53
7.10	Covenant Not to Solicit or Compete	53

Article VIII	COVENANTS OF THE PARTIES	56
8.1	Approvals of Third Parties; Satisfaction of Conditions to Closing	56
8.2	Confidentiality	56
8.3	Hart-Scott-Rodino Notification	57

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8.4	Tax Matters	57
8.5	Notice of Breach or Potential Breach	61
8.6	Updated Disclosure Letters	61
8.7	Reconciliation of the Company Group’s Financial Statements	61
8.8	Replacement of Existing Security Deposits	62
8.9	Return of Deposit	62
8.10	Amigo Members	62
8.11	Maintenance of Status	62

Article IX	CONDITIONS TO OBLIGATIONS OF THE SELLER	63
9.1	Representations and Warranties Accurate at Closing Date	63
9.2	Litigation	63
9.3	Governmental Approvals	63
9.4	Payment of the Purchase Price	63
9.5	Escrow Agreement	63
9.6	No Material Adverse Effect	63
9.7	Certificate	64
9.8	Company Group Release	64
9.9	Purchaser Consents	64
9.10	Shell Warrant	64
9.11	Shell Agreements	64

Article X	CONDITIONS TO OBLIGATIONS OF THE PURCHASER	65
10.1	Representations and Warranties Accurate at Closing Date	65
10.2	No Material Adverse Effect	65
10.3	Litigation	65
10.4	Governmental Approvals	65
10.5	Seller and Company Group Consents	66
10.6	FIRPTA Certificate	66
10.7	Opinion of Counsel	66
10.8	Resignations of Officers and Directors	66
10.9	Non-Competition and Non-Solicitation Agreement	66
10.10	Shell Warrant	66
10.11	Escrow Agreement	66
10.12	Purchaser Consents	66
10.13	Key Affinity Partner Agreements	66
10.14	Put Option	66
10.15	Outstanding Payments	67
10.16	Shell Agreements	67
10.17	Repayment of Company Group Debt	67
10.18	Evidence of Termination of Certain Agreements and Release of Encumbrances	67
10.19	Transfer of Certain Assets, Trademarks and Contracts of the Company Group	67
10.20	Tail Insurance	68
10.21	Amendment of Services Agreement	68
10.22	Services Agreement	68
10.23	Certificates	68

-iv-

Article XI	INDEMNIFICATION	68
11.1	Seller’s Agreement to Indemnify	68
11.2	Purchaser’s Agreement to Indemnify	69
11.3	Limitations on Indemnification	69
11.4	Procedures for Third Party Claims	71
11.5	Procedures for Direct Claims	73
11.6	Survival; Time to Assert Claims	73
11.7	Treatment of Indemnification Payment	74
11.8	Recourse	74
11.9	Set-Off	74
11.10	Exclusive Remedy	75

Article XII	TERMINATION PRIOR TO CLOSING	75
12.1	Termination of Agreement	75
12.2	Termination of Obligations	76

Article XIII	MISCELLANEOUS	76
13.1	Entire Agreement	76
13.2	Amendment	76
13.3	Parties Bound by Agreement; Successors and Assigns	77
13.4	Counterparts and Facsimile	77
13.5	Disclosure Letters	77
13.6	Headings	78
13.7	Modification and Waiver	78
13.8	Expenses	78
13.9	Notices	78
13.10	Governing Law	79
13.11	Jurisdiction and Venue	79
13.12	Waiver of Jury Trial	80
13.13	Dispute Resolution	80
13.14	Public Announcements	81
13.15	No Third-Party Beneficiaries	81
13.16	Severability	81
13.17	Further Assurances	81
13.18	Currency	81
13.19	Enforcement	81

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DISCLOSURE LETTERS

Seller Disclosure Letter

Company Group Disclosure Letter

Purchaser Disclosure Letter

EXHIBITS

Exhibit 3.3(b)	Letter of Credit Terms

Exhibit 3.4(b)	Estimated Closing Statement

Exhibit 10.6	FIRPTA Certificate

Exhibit 10.7	Opinion of Counsel

Exhibit 10.8	Resignation and Release

Exhibit 10.9	Non-Competition and Non-Solicitation Agreement

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PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) is made and entered into as of the 24th day of August, 2011, by and among JUST ENERGY (U.S.) CORP., a Delaware corporation (the “Purchaser”), JUST ENERGY GROUP INC., a Canadian corporation (“Just Energy”), FULCRUM RETAIL HOLDINGS LLC, a Texas limited liability company (“FRH”), and FULCRUM POWER SERVICES L.P., a Texas limited partnership (the “Seller”). Unless otherwise provided, capitalized terms used herein are defined in Article I.

W I T N E S S E T H:

WHEREAS, the Purchaser is a wholly owned subsidiary of Just Energy;

WHEREAS, the Seller owns all the issued and outstanding membership interests in FRH, which consists of ten million (10,000,000) units, constituting all of the outstanding membership interests in FRH (the “Units”);

WHEREAS, upon and subject to the terms and conditions contained herein, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, the Units;

NOW, THEREFORE, for and in consideration of the foregoing premises and of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby covenant, agree, represent and stipulate as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“Accelerated Earnout Period” has the meaning set forth in Section 3.5(i)(ii).

“Accelerated Earnout Target” means the EBITDA Target amount identified for the applicable Accelerated Earnout Period as set forth in Section 3.5(i) of the Seller Disclosure Letter.

“Acceleration Event” has the meaning set forth in Section 3.5(i).

“Additional Payable Amounts” has the meaning set forth in Section 3.5(e).

“Adjustment” or “Adjustments” have the meanings set forth in Section 3.2.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person, or any entity in which any such Person or Persons own, collectively, fifty percent (50%) or more, and any officer, director or executive employee of such Person, and in the case of a Person who is an individual, any lineal descendant, ancestor, spouse, or adopted child of such Person or any spouse of any of the foregoing. For purposes of this definition, the term “control,” “controlled by” or “under common control with” as and with respect to any Person, means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, the right to appoint management, by Contract, as trustee or executor, by proxy or agent or otherwise.

“Affiliate Arrangements” has the meaning set forth in Section 5.28.

“Agreement” has the meaning set forth in the Preamble.

“Amigo” means Amigo Power LLC, a Texas limited liability company.

“Amigo Company Agreement” means that certain Company Agreement of Amigo, dated as of March 12, 2008, as the same may be amended, supplemented, restated or otherwise modified from time to time.

“Amigo Member” means either holder of the Put Option identified by an asterisk (*) in Section 10.14 of the Company Group Disclosure Letter.

“Applicable Canadian Securities Laws” means, collectively, and as the context may require, the applicable securities legislation of each of the provinces and territories of Canada, and the rules, regulations, instruments, orders and policies published or promulgated thereunder.

“Assumed Net Working Capital” has the meaning set forth in Section 3.4(c).

“Audit Firm” has the meaning set forth in Section 3.4(e).

“Audited Balance Sheet” has the meaning set forth in Section 5.7(d).

“Audited Balance Sheet Date” has the meaning set forth in Section 5.7(d).

“Audited Financial Statements” has the meaning set forth in Section 5.7(a)(i).

“Billed Volume” means the aggregate amount of units of energy billed by the Company Group to its customers during the Earnout Period as measured using megawatts-hour (MWhs).

“Billed Volume Target” means 3,401,584 MWhs.

“Business” means the business of procuring, selling, scheduling, bidding, marketing and otherwise supplying electricity and related services in each case to residential and commercial customers, including under long-term fixed-price or price-protected contracts.

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banking institutions in New York, New York or Toronto, Ontario are authorized or obligated by law or executive order to be closed.

“Calculation Date” means, with respect to any Acceleration Event, the last calendar day of the calendar month immediately preceding such Acceleration Event.

“Canadian GAAP” means accounting principles generally accepted in Canada applicable to public companies at the relevant time.

“Cap” has the meaning set forth in Section 11.3(a).

“Claim” means any demand, claim, complaint, notice, accusation, or any other assertion of liability or obligation of any nature whatsoever, whether written or oral.

“Claim Notice” has the meaning set forth in Section 11.4(a).

“Claim Threshold” has the meaning set forth in Section 11.3(a).

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Date Payment” has the meaning set forth in Section 3.3(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral Assignee” has the meaning set forth in Section 13.3.

“Commercially Reasonable Efforts” means efforts which are commercially reasonable to enable a Party, directly or indirectly, to satisfy a condition to or otherwise assist in the consummation of a desired result and which do not require the performing Party to expend funds or assume liabilities or obligations other than expenditures and liabilities or obligations which are customary and reasonable in nature and amount in the context of a series of related transactions similar to the transactions contemplated herein.

“Common Shares” means the common shares of Just Energy, without par value, traded on the TSX.

“Common Shares Valuation Price” means the volume weighted average trading price for the Common Shares for the five (5) consecutive trading days ending on and including the last trading day immediately preceding the Closing Date.

“Company Group” means, collectively, FRH, FRE, FRENY, Tara and Amigo.

“Company Group Disclosure Letter” means that certain disclosure letter of even date herewith delivered by the Seller and the Company Group to the Purchaser.

“Company Group’s Knowledge” means the Knowledge of Jesson A. Bradshaw, Gerardo P. Manalac, Neville Ravji, Mohsin Ali Khoja, Ken Dodgen and Margaret Munnelly (excluding privileged knowledge) of any facts or circumstances concerning the existence of such facts or circumstances after reviewing this Agreement, the accompanied Disclosure Letters and each of the Transaction Documents.

“Confidential Information” means any data or information concerning a Disclosing Party or its operations other than Trade Secrets, without regard to form, that is of value to such Disclosing Party and is not generally known to competitors of such Disclosing Party. To the extent consistent with the foregoing, Confidential Information includes lists (whether in written form or otherwise) of any information about a Disclosing Party’s executives and employees, marketing techniques, price lists, pricing policies, such Disclosing Party’s business methods, and Contracts and contractual relations with such Disclosing Party’s customers and suppliers. Confidential Information also includes any information that a Disclosing Party obtains from another party that such Disclosing Party treats as proprietary or designates as confidential information, whether or not owned or developed by Disclosing Party.

“Confidentiality Agreement” means that certain Confidentiality Agreement dated as of May 27, 2011, by and between the Purchaser and FRH.

“Consideration” has the meaning set forth in Section 3.5(d).

“Consultants” has the meaning set forth in Section 8.2(a).

“Contract” means any contract, sub-contract, agreement, lease, license, commitment, sale and purchase order, note, loan agreement or any other instrument, arrangement, or understanding of any kind, whether written or oral, and whether express or implied.

“Controlled Group” has the meaning set forth in Section 5.15(a).

“Copyrights” means all copyrights (registered or otherwise) and registrations and applications for registration thereof, and all rights therein provided by multinational treaties or conventions.

“Current Assets” has the meaning set forth in Section 3.4(a).

“Current Liabilities” has the meaning set forth in Section 3.4(a).

“Damages” means, collectively, Purchaser Damages and Seller Damages.

“Deductible” has the meaning set forth in Section 11.3(a).

“Defense Counsel” has the meaning set forth in Section 11.4(a).

“Defense Notice” has the meaning set forth in Section 11.4(a).

“Deposit” has the meaning set forth in Section 8.9.

“Disclosing Party” means the Party hereto disclosing Trade Secrets and Confidential Information.

“Disclosure Letter” means each of the Company Group Disclosure Letter, the Purchaser Disclosure Letter and the Seller Disclosure Letter.

“Disclosure Notice” has the meaning set forth in Section 8.6.

“Earnout Period” means the period of time commencing on the Closing Date and ending eighteen (18) months after the Closing Date.

“Earnout Proceeds” has the meaning set forth in Section 3.5(a).

“Earnout Share Amount” has the mean set forth in Section 3.5(b).

“Earnout Shares” has the meaning set forth in Section 3.5(b).

“Earnout Targets” means, collectively, the EBITDA Target and the Billed Volume Target.

“EBITDA” means the Company Group’s earnings before interest expense, taxes, depreciation and amortization for the Earnout Period, determined under GAAP in a manner consistent with the preparation of the Audited Financial Statements. Notwithstanding the preceding, for purposes of determining EBITDA, the following requirements shall apply:

(a)	EBITDA shall be computed without regard to “extraordinary items” of gain or loss as that term is defined in GAAP;

(b)	EBITDA shall not include any gains, losses or profits realized from the sale of any assets other than in the Ordinary Course of Business;

(c)	EBITDA shall not include the impact of mark-to-market gains or losses arising from IFRS requirements for derivative financial instruments on future supply positions;

(d)	Early termination fees will be recognized as revenue only upon receipt of payment from the customer;

(e)	EBITDA shall not include any calculation related to the Earnout Proceeds or the Earnout Shares; and

(f)	On a quarterly basis starting for the quarter ending December 31, 2011:

i.	All receivables greater than 360 days will be fully reserved for in the allowance for doubtful account.

ii.	An analysis will be performed to determine actual recovery rates for receivables.

iii.	Write-off rates for each aging bucket will be determined by tracking receivables through their collection process until they reach 360 days. Actual write-off rates will be calculated by dividing the remaining balance as of 360 days and dividing it by the uncollected amount in each aging bucket.

iv.	The actual write-off percentages will then be multiplied by the remaining balances in each bucket as of the end of the quarter to determine the allowance required. The aggregate allowance calculated based on the above will be trued-up, positive or negative, against the current allowance for doubtful accounts.

“EBITDA Target” means $25,198,884.

“Employee Benefit Plan” or “Employee Benefit Plans” has the meaning set forth in Section 5.15(a).

“Encumbrance” means, with respect to any property or asset, any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any agreement to give any of the foregoing), any conditional sale or other title retention agreement, any lease in the nature thereof or the filing of or agreement to give any financing statement under the laws of any jurisdiction.

“Enforceable” means that the Contract is the legal, valid, and binding obligation of the applicable Person enforceable against such Person in accordance with its terms and conditions, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium, receivership, or similar Laws or judicial decisions now or hereafter in effect relating to, limiting, or affecting the rights of creditors generally or by general principles of equity.

“Equity Securities” of any Person shall mean (a) shares of capital stock, partnership or limited liability company interests or other equity securities of or interests in such Person; (b) subscriptions, calls, warrants, options or commitments of any kind or character relating to, or entitling any Person to purchase or otherwise acquire, any such shares of capital stock, partnership or limited liability company interests or other equity securities of or interests in such Person; (c) securities convertible into or exercisable or exchangeable for shares of capital stock, partnership or limited liability company interests or other equity securities of or interests in such Person; and (d) stock options, equity equivalents, interests in the ownership or earnings of, or stock appreciation, phantom stock or other similar rights of, or with respect to, such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and the regulations promulgated thereunder.

“Escrow Agent” means JPMorgan Chase Bank, National Association.

“Escrow Agreement” has the meaning set forth in Section 3.7.

“Escrow Funds” means, collectively, the Earnout Proceeds, as earned in accordance with Section 3.5(j), and the Indemnity Holdback Amount.

“Estimated Closing Statement” has the meaning set forth in Section 3.4(b).

“Estimated Net Working Capital” has the meaning set forth in Section 3.4(c).

“Estimated Working Capital Deficit” has the meaning set forth in Section 3.4(c).

“Estimated Working Capital Surplus” has the meaning set forth in Section 3.4(c).

“Existing Security Deposits” has the meaning set forth in Section 8.8.

“FCPA” has the meaning set forth in Section 5.6.

“Filing Party” has the meaning set forth in Section 8.4(d).

“Final Allocation Schedule” has the meaning set forth in Section 3.8(b).

“Final Closing Statement” has the meaning set forth in Section 3.4(e).

“Final Earnout Period Report” has the meaning set forth in Section 3.5(f).

“Final Working Capital Deficit” has the meaning set forth in Section 3.4(f)(i).

“Final Working Capital Surplus” has the meaning set forth in Section 3.4(f)(ii).

“Financial Statements” has the meaning set forth in Section 5.7(a).

“Foreclosure Notice” has the meaning set forth in Section 13.3.

“FRE” means Fulcrum Retail Energy LLC, a Texas limited liability company d/b/a Amigo Energy.

“FRENY” means Fulcrum Retail Energy New York, LLC, a Delaware limited liability company.

“FRH” has the meaning set forth in the Preamble.

“FTC” has the meaning set forth in Section 8.3.

“GAAP” means U.S. generally accepted accounting principles.

“Governing Documents” means, with respect to a Person, (a) its articles or certificate of incorporation and bylaws, certificate of formation and limited liability company agreement, articles of organization and operating agreement, certificate of limited partnership and limited partnership (or equivalent creation, formation or organizational documents) and (b) any amendment or supplement to the foregoing.

“Governmental Entity” means any United States or foreign national, federal, state, provincial, municipal, local or other court, arbitral tribunal, judicial, administrative or regulatory agency, commission or department, or any other United States or foreign national, federal, state, provincial, municipal, local or other governmental entity, instrumentality, agency, commission, body, regulator, administrator or official or grand jury.

“Himalaya” means Himalaya Power, Inc., a Texas corporation.

“HSR Act” has the meaning set forth in Section 8.3.

“IFRS” means International Financial Reporting Standards.

“Indemnified Party” has the meaning set forth in Section 11.4(a).

“Indemnifying Party” has the meaning set forth in Section 11.4(a).

“Indemnity Holdback Amount” has the meaning set forth in Section 3.3(b).

“Intellectual Property” means all intellectual and industrial property, including: (a) inventions, whether or not patentable, whether or not reduced to practice or whether or not yet made the subject of a pending Patent application or applications; (b) ideas and conceptions of potentially patentable subject matter, including any patent disclosures, whether or not reduced to practice and whether or not yet made the subject of a pending Patent application or applications; (c) Patents; (d) Trademarks; (e) Copyrights; (f) Trade Secrets; (g) whether or not confidential, technology (including know-how and show-how), manufacturing and production processes and techniques, methodologies, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information; (h) copies and tangible embodiments of all the foregoing, in whatever form or medium; (i) all rights to obtain and rights to apply for Patents, and to register Marks and Copyrights; (j) all rights under any license agreements and any licenses, registered user agreements, technology or materials, transfer agreements, and other agreements or instruments with respect to items in (a) to (j) above; and (k) all rights to sue and recover and retain damages and costs and attorneys’ fees for present and past infringement of any of the Intellectual Property rights hereinabove set out.

“Interim Balance Sheet” has the meaning set forth in Section 5.7(d).

“Interim Balance Sheet Date” has the meaning set forth in Section 5.7(d).

“Interim Financial Statements” has the meaning set forth in Section 5.7(a)(ii).

“Interim Period” means the period of time commencing on the date of this Agreement and ending upon the earlier of the Closing or the termination of this Agreement pursuant to Article XII.

“Just Energy” has the meaning set forth in the Preamble.

“Just Energy Financial Statements” means the audited financial statements of Just Energy as at and for the fiscal years ended March 31, 2011 and March 31, 2010, together with the notes thereto and the auditors’ report thereon.

“Just Energy Public Record” means all information filed by or on behalf of Just Energy after March 31, 2010 with the Securities Authorities, in compliance, or intended compliance, with Applicable Canadian Securities Laws.

“Justice Department” has the meaning set forth in Section 8.3.

“Key Affinity Partner” has the meaning set forth in Section 5.21(c).

“Key Affinity Partner Agreements” means, collectively, the agreements between the applicable member of the Company Group and the Key Affinity Partners.

“Key Supplier” has the meaning set forth in Section 5.21(c).

“Knowledge” means an individual will be deemed to have Knowledge of a particular fact or circumstance if: (a) that individual is actually aware of the fact or circumstance; or (b) a prudent individual would reasonably be expected to discover or otherwise become aware of that fact or circumstance in the course of conducting a reasonable, comprehensive inquiry regarding the accuracy of the representation or warranty contained in this Agreement.

“Laws” means all laws, statutes, common law, rules, codes, regulations, restrictions, ordinances, orders, decrees, approvals, directives, judgments, rulings, injunctions, writs, awards, opinions, guidelines and decrees of, or issued or entered by, all Governmental Entities, including franchise laws, privacy laws, laws related to protection of personal information, labor and employment laws and environmental laws.

“Letter of Credit” has the meaning set forth in Section 3.3(b).

“Letter of Intent” means that certain Letter of Intent dated as of July 5, 2011, by and between Just Energy and the Seller.

“Marks” means all trademarks, service marks, trade dress, logos, distinguishing guises and indicia, trade names, corporate names, business names, domain names, whether or not registered, including all common law rights, and registrations, applications for registration and renewals thereof, including all marks registered in the United States Patent and Trademark Office, the Trademark Offices of the States and Territories of the United States of America, and the Trademark Offices of other nations throughout the world, and all rights therein provided by multinational treaties or conventions.

“Material Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect (whether alone or together with other changes, events, violations, inaccuracies, circumstances or effects) that is or would reasonably be expected to be materially adverse to the condition (financial or otherwise), properties, assets (including intangible assets), business, liabilities or results of operations of the Company Group, taken as a whole; provided, however, that in no event shall any effect that results from any of the following be deemed to constitute a Material Adverse Effect: (a) this Agreement or any actions taken in compliance with this Agreement, the transactions contemplated by this Agreement, or the pendency or announcement thereof; (b) changes or conditions affecting the electricity industry generally or regionally, (c) changes in general economic, capital markets, regulatory or political conditions in the United States or elsewhere (including interest rate fluctuations); (d) changes or proposed changes in applicable Laws or GAAP or regulatory accounting requirements or interpretations thereof; (e) fluctuations in currency exchange rates or (f) acts of war, insurrection, sabotage or terrorism, except to the extent such effects in the cases of clauses (b), (c), (d) and (f) above materially and disproportionately affect the Company Group relative to other participants in the retail electricity provider industry.

“Misrepresentation” has the meanings ascribed thereto under the Applicable Canadian Securities Laws.

“Net Working Capital” has the meaning set forth in Section 3.4(a).

“Ordinary Course of Business” means, with respect to any Person, the ordinary course of business consistent with recent past custom and practice (including with respect to quantity and frequency) of the relevant Person.

“Owned Software” means all computer software programs and related object and source codes owned by or under development by any member of the Company Group (a) for distribution to end users; (b) used to provide services to customers; or (c) used internally by the Company Group in connection with its business operations, and any enhancements, improvements or modifications thereto, whether completed or under development. All user manuals and other documentation provided with the Owned Software as well as all internal documentation related to the Software shall be included in the definition of Owned Software.

“Patents” means all national (including the United States) and multinational statutory invention registrations, patents, patent registrations, patent applications, provisional patent applications, industrial designs, industrial models, including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations, and all rights therein provided by multinational treaties or conventions and all improvements to the inventions disclosed in each such registration, patent or application.

“Permits” has the meaning set forth in Section 5.19.

“Permitted Encumbrances” means (a) Encumbrances reflected in the Interim Balance Sheet; (b) statutory liens for Taxes that are not yet delinquent or Taxes that are being contested in good faith by appropriate proceedings; (c) statutory, common or civil law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens with respect to amounts not yet due and payable; and (d) any minor imperfection of title or recorded easements, covenants, conditions or other restrictions (including rights of way, zoning and setback requirements) that individually or in the aggregate with other such items could not reasonably be expected to result in a material reduction in the value of, or interfere in any material respect with the use or operation of, the assets of the Company Group affected by such items.

“Person” means an individual, corporation, partnership, limited liability company, trust or unincorporated organization or a government or any agency or political subdivision thereof, or any other entity.

“Pre-Closing Tax Period” means (a) any Tax period ending on or before the Closing Date and (b) the portion of any Straddle Period that ends on the Closing Date.

“Property Tax” has the meaning set forth in Section 8.4(g)(ii).

“Proposed Allocation Schedule” has the meaning set forth in Section 3.8(b).

“Proposed Closing Statement” has the meaning set forth in Section 3.4(d).

“Proprietary Information” means Trade Secrets and Confidential Information collectively; provided that “Proprietary Information” shall not include any materials or information to the extent that such materials or information: (a) are or become publicly known or generally utilized by others engaged in the same business or activities in which Disclosing Party utilized, developed or otherwise acquired such information; or (b) are known to Recipient prior to Disclosing Party’s disclosure pursuant to this Agreement, not having been obtained from Disclosing Party, and are evidenced by Recipient’s written records prepared prior to the date of this Agreement; or (c) are furnished to others by Disclosing Party with no restriction on disclosure. Failure to mark any of the Proprietary Information as confidential shall not affect its status as Trade Secrets or Confidential Information under this Agreement.

“Purchase Price” has the meaning set forth in Section 3.2.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Damages” has the meaning set forth in Section 11.1.

“Purchaser Disclosure Letter” means that certain disclosure letter of even date herewith delivered by the Purchaser to the Seller and the Company Group.

“Purchaser Fundamental Representation” has the meaning set forth in Section 11.3(c).

“Purchaser Indemnified Party” has the meaning set forth in Section 11.1.

“Purchaser Prepared Returns” has the meaning set forth in Section 8.4(a).

“Put Option” means that certain put option provided in Section 7.5 of the Amigo Company Agreement.

“Real Property” has the meaning set forth in Section 5.9.

“Recipient” means the Party hereto to whom Trade Secrets and Confidential Information are disclosed.

“Released Claims” has the meaning set forth in Section 7.7.

“Released Parties” has the meaning set forth in Section 7.7.

“Releasors” has the meaning set forth in Section 7.7.

“REP Contracts” means, collectively, the written Contracts in effect on the date hereof between the Seller, on one hand, and each REP, on the other hand, which Contracts shall not be amended or extended beyond their terms.

“REPs” means, collectively, the entities identified in Section 7.10 of the Seller Disclosure Letter.

“Restricted Business” means the business of procuring, selling, scheduling, bidding, marketing and otherwise supplying electricity, natural gas and related services and products and environmental services and products, including carbon offsets, carbon credits, renewable energy certificates or attributes and the equivalents thereof, in each case to commercial, industrial and residential customers, including under long-term fixed-price or price-protected contracts; provided, however, that “Restricted Business” shall not include (a) wholesale electricity purchases, sales, and bidding related to the Batesville Generation Facility (the “Batesville Facility”); (b) administrative activities including accounting and settlement services related to the Batesville Facility; (c) environmental services and products including carbon offsets to the Batesville Facility; (d) energy management services to the REPs pursuant to the REP Contracts; (e) QSE scheduling, settlement and load forecasting services to the REPs pursuant to the REP Contracts; (f) providing scheduling, settlement and load forecasting services to the REPs pursuant to the REP Contracts; and (g) procurement and sale of excess wholesale power on behalf of the REPs (as agent) pursuant to the REP Contracts; provided, further, that the services described in the foregoing subsections (d), (e), (f) and (g) that are provided to each REP shall be excluded from “Restricted Business” solely for the term of the REP Contract with such REP.

“Restricted Customer” means (a) any actual customer that transacted business with the Company Group within the three (3) year period prior to the Closing; and (b) any prospective retail customer actively sought by the Company Group in connection with the Business in the one (1) year period prior to the Closing.

“Restricted Period” means the period of time commencing on the Closing Date and ending upon the third (3rd) annual anniversary of the Closing Date.

“Restricted Territory” means anywhere within Alberta, British Columbia, Manitoba, Ontario, Quebec, Saskatchewan, California, Connecticut, District of Columbia, Florida, Georgia, Illinois, Indiana, Maryland, Michigan, Nevada, New York, New Jersey, Ohio, Pennsylvania, Texas, Virginia and Washington.

“Right” means the Seller’s right to be issued certain Earnout Shares on and subject to the terms set forth in this Agreement.

“Section 754 Election” has the meaning set forth in Section 8.4(i).

“Securities Authorities” means, collectively, the securities commissions or similar securities regulatory authorities in each of the Provinces or Territories of Canada.

“Seller” has the meaning set forth in the Preamble.

“Seller Damages” has the meaning set forth in Section 11.2.

“Seller Disclosure Letter” means that certain disclosure letter of even date herewith delivered by the Seller to the Purchaser.

“Seller Fundamental Representations” has the meaning set forth in Section 11.3(c).

“Seller Indemnified Parties” has the meaning set forth in Section 11.2.

“Seller Prepared Returns” has the meaning set forth Section 8.4(a).

“Service Software” has the meaning set forth in Section 5.12(d).

“Shell” means Shell Energy North America (US), L.P., a Delaware limited partnership.

“Shell Agreements” means, collectively, the Shell Global Agreement, the Shell Master Power Purchase Agreement and the Shell Security Agreements.

“Shell Global Agreement” means that certain Global Agreement, dated as of January 21, 2001, by and among Shell, FRH, Tara and FRE.

“Shell Master Power Purchase Agreement” means that certain Amended and Restated Master Power Purchase and Sale Agreement, dated as of January 21, 2011, by and between FRH and Shell.

“Shell Security Agreements” means, collectively, (a) the Loan Agreement, dated as of January 21, 2011, by and among FRH, FRE d/b/a Amigo Energy, Tara and Shell; (b) the Security Agreement, dated as of January 21, 2011, by and between FRH and Shell; (c) the Guaranty, dated as of January 21, 2011, given by FRE d/b/a Amigo Energy to Shell in support of FRH; (d) the Guaranty, dated as of January 21, 2011, given by Tara to Shell in support of FRH; (e) the Intercreditor and Subordination Agreement, dated as of January 21, 2011, by and between Shell and FRH in support of obligations owed to such parties by Tara; (f) the Intercreditor and Subordination Agreement, dated as of January 21, 2011, by and between Shell and FRH in support of obligations owed to such parties by FRE d/b/a Amigo Energy; (g) the Guaranty given by FRH to Shell in support of Tara; (l) the Guaranty given by FRH to Shell in support of FRE d/b/a Amigo Energy; (h) the Intercreditor and Subordination Agreement, dated as of January 21, 2011, by and between Shell and Tara in support of obligations owed to such parties by FRH; (i) the Intercreditor and Subordination Agreement, dated as of January 21, 2011, by and between Shell and FRE d/b/a Amigo Energy in support of obligations owed to such parties by FRH; (j) the Security Agreement, dated as of January 21, 2011, by and between Shell and Tara; (k) the Amended and Restated Security Agreement, dated as of January 21, 2011, and effective as of February 1, 2011, by and between Shell and FRE d/b/a Amigo Energy; (l) the Letter Agreement, dated as of January 21, 2011, by and among Fulcrum Power Marketing LLC, FRH, FRE d/b/a Amigo Energy, Tara and Shell; (m) the Letter Agreement, dated as of January 21, 2011, by and among FRH, FRE d/b/a Amigo Energy, Tara and Shell; (n) the Blocked Account Control Agreement, dated as of January 21, 2011, by and among FRH, Shell and JPMorgan Chase Bank, N.A.; (o) the Blocked Account Control Agreement, dated as of January 21, 2011, by and among Tara, Shell and JPMorgan Chase Bank, N.A.; (p) the Blocked Account Control Agreement, dated as of July 7, 2008, as amended on July 15, 2008, by and among FRE d/b/a Amigo Energy, Shell and JPMorgan Chase Bank, N.A.; and (q) each other guaranty, instrument, agreement, and document entered into pursuant thereto or otherwise related thereto.

“Shell Warrant” means that certain Warrant, dated as of February 9, 2011, by and between Shell and FRH.

“Sitara” means Sitara Energy Inc., a Texas corporation.

“Software” means Third Party Software and Owned Software.

“Software Licenses” means the standard form license agreement between the Company and each Person to whom the Company has granted rights to use any of the Software, a complete and accurate list of which is set forth on Section 5.12(c) of the Company Group Disclosure Letter.

“Specific Indemnification Matters” has the meaning set forth in Section 11.1(e).

“Straddle Period” has the meaning set forth in Section 8.4(g).

“Subsidiary” or “Subsidiaries” has the meaning set forth in Section 5.1(b).

“Subsidiary Shares” has the meaning set forth in Section 5.1(b).

“Tara” means Tara Energy, LLC, a Texas limited liability company.

“Tax Claim” has the meaning set forth in Section 8.4(e).

“Tax Returns” means all returns, reports, estimates, declarations of estimated tax, claims for refund, information statements and returns relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties, and including any schedule or attachment thereto and any amendment thereof.

“Tax Statement” has the meaning set forth in Section 8.4(b)(ii).

“Taxes” means all taxes imposed by any Governmental Entity, including any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, registration, recording, documentary, conveyance, gains, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, unclaimed or escheat property or environmental tax, custom, duty or other like assessment, whether disputed or not, together with any interest, penalty, addition to tax or additional amount imposed or assessed by any Governmental Entity with respect thereto.

“Third Party Claim” has the meaning set forth in Section 11.4(a).

“Third Party Software” means computer software owned by a third party and licensed to a member of the Company Group for distribution to end users as part of or in connection with the Owned Software. For the avoidance of doubt, the term “Third Party Software” does not include any shrink-wrapped software that is generally available in the commercial market such as word processing programs.

“Trade Secret” means any information of a Disclosing Party, without regard to form, including technical or non-technical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans, software programs (including the object and source code thereto) or a list (whether in written form or otherwise) of actual or potential customers or suppliers, which is not commonly known by or available to the public and which information (a) derives economic value, actual or potential, from not being generally known to and not being readily ascertainable by proper means by other Persons who can obtain economic value from its disclosure or use and (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy. Trade Secrets also include any information that a Disclosing Party obtains from another party that such Disclosing Party treats as proprietary or designates as trade secrets, whether or not owned or developed by such Disclosing Party.

“Transaction Documents” means, collectively, the Escrow Agreement and the other Exhibits attached hereto and incorporated herein by reference, and every other agreement, certificate, instrument and document executed and delivered in connection with the Closing.

“TSX” means the Toronto Stock Exchange.

“Units” has the meaning set forth in the Recitals.

1.2 Certain Matters of Construction. In addition to the definitions referred to or set forth above in this Article I:

(a) The words “hereof,” “hereby,” “herein,” “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular Section or provision of this Agreement, and reference to a particular Section of this Agreement shall include all subsections thereof.

(b) The words “Party” and “Parties” shall refer to Just Energy, the Purchaser, the Seller and FRH.

(c) Definitions shall be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender shall include each other gender.

(d) Accounting terms used herein and not otherwise defined herein are used herein as defined by GAAP in effect as of the date hereof, consistently applied.

(e) All references in this Agreement to any Article, Section, Exhibit or Disclosure Letter shall, unless the context otherwise requires, be deemed to be a reference to an Article, Section, Exhibit or Disclosure Letter, as the case may be, to this Agreement, all of which are made a part of this Agreement.

(f) The word “including” shall mean “including, without limitation.”

(g) Except as this Agreement otherwise specifies, all references herein to any Law defined or referred to herein, including the Code, ERISA, and the HSR Act, are references to that Law (and any rules and regulations promulgated thereunder), as the same may have been (or may hereafter be) amended from time to time; provided, however, that any references to any Law in Article IV or Article V (or, as used in any Section in any such Article, any references to any Law included in any defined term used in Article IV or Article V) are references to that Law (and any rules and regulations promulgated thereunder), as the same may have been amended through the Closing Date.

(h) The words “shall” and “will” are used interchangeably and have the same meaning.

(i) If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(j) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(k) The language used in this Agreement will be deemed to be the language the Parties have chosen to express their mutual intent, and no rule of strict construction will be applied against any Party. The term “cost” includes expense and the term “expense” includes cost.

(l) All references to a specific time of day in this Agreement shall be based upon Eastern Standard Time or Eastern Daylight Savings Time, as applicable, on the date in question.

(m) Time periods within or following which any payment is to be made or an act is to be done shall be calculated by excluding the day on which the time period commences and including the day on which the time period ends and by extending the period to the next Business Day following if the last day of the time period is not a Business Day.

ARTICLE II

PURCHASE AND SALE

2.1 Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, transfer, assign and deliver to the Purchaser, and the Purchaser shall purchase from the Seller, all of the issued and outstanding Units, free and clear of any Encumbrances.

2.2 Deliveries by the Seller. At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser (unless delivered previously) all documents, instruments and certificates required to be delivered by the Seller at or prior to the Closing pursuant to this Agreement.

2.3 Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver or cause to be delivered to the Seller (unless delivered previously) the following:

(a) the Purchase Price as set forth in Section 3.2 and Section 3.3; and

(b) all other documents, instruments and certificates required to be delivered by the Purchaser at or prior to the Closing pursuant to this Agreement.

ARTICLE III

CLOSING; PURCHASE PRICE

3.1 Closing and Closing Date. Subject to the satisfaction or waiver of the conditions set forth herein, the consummation of the purchase and sale of the Units (the “Closing”) shall take place at 11:00 a.m. on October 1, 2011, or on such other date and at such other time and place as the Parties shall agree in writing (the “Closing Date”). The Closing shall take place through the mutual exchange and receipt of signature pages electronically or via facsimile, and upon receipt by the Seller of the portion of the Purchase Price set out in Section 3.3(a), this Agreement and the Transaction Documents shall be deemed effective as of 11:59 p.m. on the Closing Date, and the transactions hereby contemplated shall be deemed consummated, notwithstanding any Party’s failure or refusal to deliver original (i.e., non-electronic or non-facsimile) signature pages.

3.2 Purchase Price. The aggregate purchase price for the Units shall be $79,400,000 (the “Purchase Price”), subject to adjustment pursuant to Section 3.4 and as expressly provided elsewhere in this Agreement (the “Adjustments” and each an “Adjustment”).

3.3 Closing Date Payment. At Closing and against delivery of the items specified in Article IX and Article X, the Purchaser shall pay the Purchase Price as consideration for the Units as follows:

(a) Closing Date Payment. An amount (the “Closing Date Payment”) equal to the Purchase Price (subject to all Adjustments) reduced by the Indemnity Holdback Amount and such Closing Date Payment shall be paid to the Seller by wire transfer of immediately available funds to an account or accounts designated in writing by the Seller; and

(b) Indemnity Holdback Amount. An amount (the “Indemnity Holdback Amount”) equal to $5,000,000, which amount shall be paid to the Escrow Agent, in escrow, pursuant to Section 3.7 of this Agreement; provided, that, at any time prior to or after the Closing, Seller may, at its option, provide a letter of credit to the Purchaser in lieu of all or any portion of the Indemnity Holdback Amount (the “Letter of Credit”). The Letter of Credit shall be in form and substance reasonably satisfactory to the Purchaser and shall contain the minimum requirements set forth on Exhibit 3.3(b). Upon the delivery of the Letter of Credit to the Purchaser, an amount of the Indemnity Holdback Amount that is equal to the face amount of the Letter of Credit shall be automatically released from escrow to the Seller. In the event that, due to a non-renewal of such Letter of Credit, or a failure by the Seller to renew such Letter of Credit at least thirty (30) days prior to its expiration, the Purchaser draws on the Letter of Credit, all drawn amounts paid to the Purchaser shall be deposited with the Escrow Agent, in escrow, as additional Escrow Funds.

3.4 Net Working Capital Adjustment.

(a) Definition of “Net Working Capital”. For purposes of this Section 3.4, the term “Net Working Capital” means (i) the aggregate amount of the accounts receivable

(including billed and unbilled accounts receivable), inventory, prepaid commissions, deferred financing costs and other current assets (including cash and cash equivalents) of the Company Group (the “Current Assets”) less (ii) the accounts payable, accrued expenses, derivative financial instruments and other current liabilities (including indebtedness for borrowed money) of the Company Group (the “Current Liabilities”), both determined as of close of business of the Company Group on the Closing Date, in each case as determined in accordance with GAAP as applied by the Company Group in the preparation of the Audited Financial Statements. For the avoidance of doubt, all payments of outstanding obligations pursuant to Section 10.15 and indebtedness pursuant to Section 10.17 made by the Seller or the Company Group prior to or simultaneously with the Closing and all customer deposits on the balance sheet shall not be included in the calculation of Current Liabilities for purposes of Net Working Capital but the reduction of such Current Liabilities will be reflected in the Net Working Capital.

(b) Estimated Closing Statement. At least three (3) Business Days prior to the Closing Date, the Seller shall prepare and deliver to the Purchaser an estimated closing statement of the Company Group as of the Closing Date, the form of such statement being attached as Exhibit 3.4(b) (the “Estimated Closing Statement”), which Estimated Closing Statement shall set forth the Company’s good faith estimate of the Current Assets, the Current Liabilities and the Net Working Capital as of the Closing Date. The Estimated Closing Statement shall be prepared in a manner consistent with GAAP as applied by the Company Group in the preparation of the Audited Financial Statements.

(c) Closing Date Adjustment. The Parties acknowledge that the Purchase Price being paid to the Seller pursuant to Section 3.2 is based on the assumption that the Net Working Capital of the Company Group shall be equal to $6,000,000 (the “Assumed Net Working Capital”). The Parties agree that (i) if the estimated Net Working Capital as reflected on the Estimated Closing Statement (the “Estimated Net Working Capital”) is less than the Assumed Net Working Capital, then the difference between the Assumed Net Working Capital and the Estimated Net Working Capital shall constitute the “Estimated Working Capital Deficit”; and (ii) if the Estimated Net Working Capital is greater than the Assumed Net Working Capital, then the difference between the Estimated Net Working Capital and the Assumed Net Working Capital shall constitute the “Estimated Working Capital Surplus.” The Closing Date Payment shall include an adjustment to the Purchase Price to reflect the Estimated Working Capital Deficit or the Estimated Working Capital Surplus, as the case may be.

(d) Purchaser’s Proposed Closing Statement. Within ninety (90) days after the Closing Date, the Purchaser shall prepare and deliver to the Seller a closing statement of the Company Group as of the Closing Date (the “Proposed Closing Statement”), which Proposed Closing Statement shall set forth the Purchaser’s proposed calculation of the actual Net Working Capital and be accompanied with the consolidated balance sheet of the Company Group as of the Closing Date. The Proposed Closing Statement shall be prepared in a manner consistent with GAAP as applied by the Company Group in the preparation of the Audited Financial Statements.

(e) Examination of Proposed Closing Statement. The Seller shall review the Proposed Closing Statement to confirm the accuracy of the Proposed Closing Statement and of the Purchaser’s calculation of the Net Working Capital. From and after the date of the Seller’s receipt of the Proposed Closing Statement until the determination of the “Final Closing

Statement” (as hereinafter defined), the Purchaser shall provide the Seller and its representatives reasonable access, not unreasonably interfering with the operations of the Company Group, during normal business hours, to the personnel, properties, books and records of the Company Group. If the Seller fails to give the Purchaser written notice of any disputed amounts within thirty (30) days after the Seller receives the Proposed Closing Statement (the “Review Period”), then the Proposed Closing Statement shall become the Final Closing Statement for purposes hereof. If the Seller gives the Purchaser written notice of any disputed items within the Review Period, the Purchaser and the Seller shall attempt in good faith to agree on any adjustments that should be made to the Proposed Closing Statement. The written notice delivered by the Seller to the Purchaser under this Section 3.4(e) shall specify in reasonable detail each item on the Proposed Closing Statement that the Seller disputes and a summary of the reasons for such dispute. If the Purchaser and the Seller are unable to resolve any disputed amounts within thirty (30) days after the Seller receives the Proposed Closing Statement, then the Purchaser and the Seller shall engage the Houston, Texas office of KPMG LLP (the “Audit Firm”) to resolve any such disputed matters. The Audit Firm shall make its determination regarding any disputed amounts by calculating such amounts in a manner consistent with GAAP as applied by the Company Group in the preparation of the Audited Financial Statements and the definitions of the components of Net Working Capital included in this Agreement. In connection with making the determination of the Net Working Capital, in the event that there is a conflict or an inconsistency between required GAAP principles and the past practice of the Company Group, then the GAAP methodology shall control. If issues are submitted to the Audit Firm for resolution, the Seller and the Purchaser shall furnish or cause to be furnished to the Audit Firm such work papers and other documents and information relating to the disputed issues as the Audit Firm may reasonably request and are available to that Party or its agents and shall be afforded the opportunity to present to the Audit Firm any material relating to the disputed issues and to discuss the issues with the Audit Firm. The decision of the Audit Firm shall be provided in writing and, if possible, be made within thirty (30) days after the engagement of the Audit Firm and shall be final and binding on the Parties. The Proposed Closing Statement shall be revised, if necessary, to reflect the final determination of the components thereof (the final form of the Proposed Closing Statement, including any revisions which are made thereto pursuant to this Section 3.4(e), is referred to herein as the “Final Closing Statement”). In the event that the Parties submit any unresolved objections to the Audit Firm for resolution, the fees of the Audit Firm shall be borne fifty percent (50%) by the Purchaser and fifty percent (50%) by the Seller.

(f) Final Adjustment. Upon final determination of the Final Closing Statement in accordance with Section 3.4(e), a payment adjustment shall be made pursuant to this Section 3.4(f) as follows:

(i) If the Net Working Capital as reflected on the Final Closing Statement is less than the Estimated Net Working Capital (the amount of such shortfall, if any, is referred to as the “Final Working Capital Deficit”), the Seller shall pay to the Purchaser, on a dollar-for-dollar basis, an amount equal to the Final Working Capital Deficit, which, at the option of the Purchaser, shall be paid from the Escrow Funds as soon as practicable (but not more than five (5) Business Days) after the determination of the Final Closing Statement.

(ii) If the Net Working Capital as reflected on the Final Closing Statement is greater than the Estimated Net Working Capital (the amount of such excess is referred to as the “Final Working Capital Surplus”), then the Purchaser shall pay to the Seller, on a dollar-for-dollar basis, an amount equal to the Final Working Capital Surplus as soon as practicable (but not more than five (5) Business Days) after the determination of the Final Closing Statement.

3.5 Earnout.

(a) Escrow of Earnout Proceeds. At the Closing, the Purchaser shall pay to the Escrow Agent, in escrow, an amount equal to $10,976,000 or such amount as set forth in the final allocation delivered to the Purchaser pursuant to Section 3.5(c) (the “Earnout Proceeds”), which will be held by the Escrow Agent (in addition to the Indemnity Holdback Amount) pursuant to the Escrow Agreement.

(b) Right to Receive Earnout. If, and to the extent, earned in accordance with Section 3.5(j), and subject to adjustment as provided Section 11.8, the Seller shall have the right, upon the expiration of the Earnout Period, to receive the Earnout Proceeds and to be issued such number of Common Shares (rounded to the nearest whole Common Share) equal to $9,024,000 (the “Earnout Share Amount”) divided by the Common Shares Valuation Price, as converted from Canadian dollars to United States dollars based on the average noon spot rate (Eastern Time) published by the Bank of Canada (at http://www.bankofcanada.ca/rates/exchange) for the five (5) consecutive trading days ending on and including the last trading day immediately preceding the Closing Date (the “Earnout Shares”), as adjusted, if applicable, in accordance with Section 3.5(d), plus any additional amounts as calculated in accordance with Section 3.5(e).

(c) Final Allocation Between Earnout Proceeds and Earnout Shares. At least three (3) days prior to the Closing Date, the Seller shall provide to the Purchaser the final allocation between the Earnout Proceeds and the Earnout Share Amount; provided, however, in no event shall the Earnout Share Amount be less than $9,024,000 and in no event shall the aggregate of the Earnout Proceeds and the Earnout Share Amount be less than $20,000,000. The Parties acknowledge and agree that neither the Earnout Proceeds nor the Earnout Shares, including any additional amounts as calculated in accordance with Section 3.5(e), shall be owned (or deemed owned) by the Seller until such amounts are released, issued or paid, as applicable, to the Seller in accordance with the terms of this Agreement or the Escrow Agreement.

(d) Adjustment of Earnout Shares. If, at any time prior to the issuance of the Earnout Shares, Just Energy subdivides or splits its then outstanding Common Shares, the number of Earnout Shares shall be proportionately increased and if, at any time prior to the issuance of the Earnout Shares, Just Energy combines its then outstanding Common Shares, the number of Earnout Shares shall be proportionately decreased. Further, if Just Energy effects any reclassification or similar change of outstanding Common Shares (other than as set forth in the immediately preceding sentence), a conversion or a consolidation or merger of Just Energy with another entity, or declares a dividend payable in Equity Securities, the Earnout Shares shall, after such capital reorganization, reclassification, conversion, dividend, consolidation or merger, be equal to the number of Common Shares, securities or other properties, including cash, to which a holder of the Earnout Shares would have been entitled upon such capital reorganization, reclassification, dividend, conversion, consolidation or merger (the “Consideration”). If the Consideration is comprised entirely of cash, then, upon completion of such transaction, such cash Consideration shall be deposited into the Escrow Account in lieu of the Earnout Shares and shall be subject to further adjustment, if any, in accordance with this Section 3.5 as Earnout Proceeds.

(e) Additional Payable Amounts on Earnout Proceeds and Earnout Shares. The Seller shall be eligible to receive certain additional amounts with respect to the Earnout Proceeds and the Earnout Shares as calculated pursuant to this Section 3.5(e) (such amounts collectively referred to as the “Additional Payable Amounts”) calculated as set forth below.

(i) Upon the expiration of the Earnout Period and as further provided in Section 3.5(k), the Purchaser shall pay to the Seller an amount calculated based on the earned portion of the Earnout Proceeds as follows:

X = (A x 4.006%) x (B / 365)

Where:

X = Amount payable under this Section 3.5(e)(i)

A = the earned portion of the Earnout Proceeds

B =	Number of days elapsed from and including the Closing Date until such Earnout Proceeds are paid to the Seller

(ii) Upon the expiration of the Earnout Period and as further provided in Section 3.5(k), the Purchaser shall pay to the Seller an amount calculated based on the earned portion of the Earnout Shares, as adjusted, if applicable, in accordance with Section 3.5(d) as follows:

X = A x B

Where:

X =	Amount payable under this Section 3.5(e)(ii)

A =	the number of earned Earnout Shares, as adjusted, if applicable, in accordance with Section 3.5(d)

B =	the aggregate value of all dividends declared and/or paid for holders of the Common Shares on a per share basis during the period from the Closing Date to the date of issuance of the Earnout Shares

(f) Determination of Billed Volume and EBITDA. During the Earnout Period, the Purchaser shall deliver to the Seller on a quarterly basis interim reports setting forth the Purchaser’s computation of Billed Volume and EBITDA through the end of the most recently completed quarter and a cumulative calculation of the Billed Volume and the EBITDA calculated from the Closing Date through such recently completed quarter. Upon the expiration of the Earnout Period, the Purchaser shall prepare and submit to the Seller a written report setting forth the Purchaser’s computation of Billed Volume, EBITDA and the Additional Payable Amounts for the Earnout Period (the “Final Earnout Period Report”) and the calculations required pursuant to Section 3.5 with respect to the release of the Earnout Proceeds and the issuance of the Earnout Shares. The Purchaser shall use Commercially Reasonable Efforts to deliver such Earnout Period Report to the Seller not later than thirty (30) days after the expiration of the Earnout Period, but in any event, within forty-five (45) days after the expiration of the Earnout Period. The Purchaser shall provide the Seller and its representatives reasonable access, not unreasonably interfering with the operations of the Company Group, during normal business hours, to the personnel, properties, books and records of the Company Group solely for the purpose of verifying the Purchaser’s calculations set forth in the Final Earnout Period Report. Unless the Seller notifies the Purchaser within thirty (30) days after receipt of the Final Earnout Period Report that the Seller objects to the computations set forth therein, the Final Earnout Period Report shall be final, binding, conclusive and nonappealable for all purposes of this Agreement. In the event that the Seller timely objects, the dispute resolution procedures set forth in Section 3.4(e) shall apply.

(g) Conduct of Business During the Earnout Period. During the Earnout Period, the Purchaser shall, in good faith, conduct the business of the Company Group in the Ordinary Course of Business and not in a manner intended or reasonably likely to reduce or avoid the achievement of the Earnout Targets.

The Purchaser shall act commercially reasonably with respect to decisions concerning the services of the officers and employees of the Company Group (provided that the foregoing shall not limit or restrict the Purchaser or the Company Group with respect to the termination or release of officers and employees of the Company Group for “cause” (with respect to employees under written employment agreements with the Company Group), non-performance (with respect to employees not under written employment agreements with the Company Group), bad faith or in the Ordinary Course of Business for the achievement of cost savings due to the acquisition of the business of the Company Group by the Purchaser pursuant to this Agreement); and

The Purchaser shall not, and shall cause the members of the Company Group to not, enter into any contracts, agreements or arrangements relating to the business of the Company Group with any of the Purchaser’s Affiliates, other than contracts, agreements or arrangements on terms that are no more favorable to such Affiliates than terms which could be obtained from independent parties in arm’s-length transactions (provided that the foregoing shall not limit or restrict the Purchaser or the members of the Company Group from entering into contracts, agreements or arrangements related to the business of the Company Group with the Purchaser’s Affiliates to capitalize on synergies arising out of the acquisition of the business of the Company Group by the Purchaser pursuant to this Agreement, including arrangements resulting in reductions in sales costs, personnel costs and administrative charges, or otherwise providing the Company Group with more favorable commercial terms, or as may be otherwise approved by Jesson A. Bradshaw or Gerardo P. Manalac, which approval shall not be unreasonably withheld, conditioned or delayed).

Notwithstanding the foregoing, in no event shall this Section 3.5(g) in any way affect, limit or restrict the Purchaser’s ability to take such actions (A) necessary or desirable to comply with applicable Laws, including requirements or regulations applicable to publicly-traded companies listed on the TSX or any other stock exchange on which Just Energy’s shares are traded or may be traded in the future, including compliance with National Instrument 52-108 – Auditor Oversight, National Instrument 52-109—Certification of Disclosure in Issuers’ Annual And Interim Filings and National Instrument 52-110 – Audit Committees, each of the Canadian Securities Administrators and procedure under the Sarbanes-Oxley Act, or (B) to the extent any actions may be required in connection with Just Energy’s credit agreement or intercreditor arrangement with any of Just Energy’s suppliers or any material intercreditor arrangement with any of its suppliers.

(h) Supply Costs During Earnout Period. The Parties acknowledge and agree that in connection with the Earnout Targets, the supply costs allocated to the Company Group during the Earnout Period are intended to be consistent with market prices that could have been achieved during the Earnout Period by the Company Group prior to the consummation of the transactions contemplated by this Agreement. In furtherance of the foregoing, the Purchaser shall solicit price quotations from Shell and other suppliers within Just Energy’s supplier pool for comparative purposes and shall provide the Seller with such information upon receipt thereof. The Parties further acknowledge and agree that other costs during the Earnout Period shall be based on operations of the Company Group as if the Company Group continued to maintain operations solely within Texas (e.g., costs associated with expansion of the Company Group’s affinity programs outside of Texas shall be excluded from any calculations of the Earnout Targets).

(i) Transactions During Earnout Period.

(i) For purposes of this Section 3.5(i), each of the following shall constitute an “Acceleration Event”:

(A) If, at any time during the Earnout Period, the Purchaser, directly or indirectly, by operation of law or otherwise (i) sells, transfers, exchanges or otherwise disposes of all or substantially all of the assets or Equity Securities of FRH or any other member of the Company Group; (ii) sells, transfers, exchanges or otherwise disposes of any Equity Securities in or assets or properties of FRE or Tara outside the Ordinary Course of Business; or (iii) completes any spin-off, merger or consolidation transaction pursuant to which any Equity Securities of any member of the Company Group is disposed of or acquired by an entity that is not an Affiliate of the Purchaser (whether in a single transaction or a series of related transactions) (but excluding, for purposes of this clause (A), each of the following: (x) any action taken in connection with the winding up and dissolution of FRENY; (y) any transfer to or transaction with or between Affiliates of Just Energy or the Purchaser in the Ordinary Course of Business and (z) any transaction undertaken primarily for tax planning or tax restructuring purposes of Just Energy or its Affiliates; provided, that the consummation of a transaction permitted by clause (x), (y) or (z) shall not prevent an Acceleration Event from occurring in the future and, in such event, this Section 3.5(i) shall apply); or

(B) If, at any time during the Earnout Period, the employment of (i) Jesson A. Bradshaw and (ii) Gerardo P. Manalac with the Company Group is terminated without “cause” or due to their resignations for “good reason” (as such terms are defined in the employment agreements of such individuals with the Company Group).

(ii) In the event of an Acceleration Event that occurs within eighteen (18) months after the Closing Date, EBITDA shall be calculated for the period from the Closing Date through and including the Calculation Date (the “Accelerated Earnout Period”) and measured against the Accelerated Earnout Target applicable to the calendar month in which the Calculation Date occurs in accordance with the following:

(A) In the event the Acceleration Event occurs within nine (9) months after the Closing Date, (i) if the actual EBITDA for the Accelerated Earnout Period is equal to or greater than seventy-five percent (75%) of the applicable Accelerated Earnout Target, then both Earnout Targets will be deemed to have been achieved in full and the Seller shall receive all of the Earnout Proceeds and all of the Earnout Shares, as adjusted, if applicable in accordance with Section 3.5(d), plus the Additional Payable Amounts; and (ii) if the actual EBITDA for the Accelerated Earnout Period is less than seventy-five percent (75%) of the applicable Accelerated Earnout Target, then the Seller shall receive seventy-five percent (75%) of the Earnout Proceeds and seventy-five percent (75%) of the Earnout Shares, as adjusted, if applicable in accordance with Section 3.5(d), plus the Additional Payable Amounts.

(B) In the event the Acceleration Event occurs more than nine (9) months after the Closing Date but within fifteen (15) months after the Closing Date, (i) if the actual EBITDA for the Accelerated Earnout Period is equal to or greater than eighty-five percent (85%) of the applicable Accelerated Earnout Target, then both Earnout Targets will be deemed to have been achieved in full and the Seller shall receive all of the Earnout Proceeds and all of the Earnout Shares, as adjusted, if applicable in accordance with Section 3.5(d), plus the Additional Payable Amounts; and (ii) if the actual EBITDA for the Accelerated Earnout Period is less than eighty-five percent (85%) of the applicable Accelerated Earnout Target, then the Seller shall receive a pro rata portion of the Earnout Proceeds and a pro rata portion of the Earnout Shares, as adjusted, if applicable, in accordance with Section 3.5(d), plus the Additional Payable Amounts (such pro rata portion being equal to the quotient of the actual EBITDA for the Accelerated Earnout Period divided by the applicable Accelerated Earnout Target).

(C) In the event the Acceleration Event occurs more than fifteen (15) months after the Closing Date but within eighteen (18) months after the Closing Date, (i) if the actual EBITDA for the Accelerated Earnout Period is equal to or greater than ninety-five percent (95%) of the applicable Accelerated Earnout Target, then both Earnout Targets will be deemed to have been achieved in full and the Seller shall receive all of the Earnout Proceeds and all of the Earnout Shares, as adjusted, if applicable in accordance with Section 3.5(d), plus the Additional Payable Amounts; and (ii) if the actual EBITDA for the Accelerated Earnout Period is less than ninety-five percent (95%) of the applicable Accelerated Earnout Target, then the Seller shall receive a pro rata portion of the Earnout Proceeds and a pro rata portion of the Earnout Shares, as adjusted, if applicable, in accordance with Section 3.5(d), plus the Additional Payable Amounts (such pro rata portion being equal to the quotient of the actual EBITDA for the Accelerated Earnout Period divided by the applicable Accelerated Earnout Target).

(iii) As soon as commercially practicable following the occurrence of an Acceleration Event, but in no event later than forty-five (45) days thereafter, the Purchaser shall deliver to the Seller a written report setting forth the Purchaser’s computation of EBITDA and the Additional Payable Amounts, in each case for the applicable Accelerated Earnout Period (the “Cumulative Performance Report”). The Purchaser shall provide the Seller and its representatives reasonable access, not unreasonably interfering with the operations of the Company Group, during normal business hours, to the personnel, properties, books and records of the Company Group solely for the purpose of verifying the Purchaser’s calculations set forth in the Cumulative Performance Report. Unless the Seller notifies the Purchaser within thirty (30) days after receipt of the Cumulative Performance Report that the Seller objects to the computations set forth therein, the Cumulative Performance Report shall be final, binding, conclusive and nonappealable for all purposes of this Agreement. In the event that the Seller timely objects, the dispute resolution procedures set forth in Section 3.4(e) shall apply. Within three (3) Business Days following the final determination of the Cumulative Performance Report, the Earnout Proceeds shall be released by the Escrow Agent, the Earnout Shares shall be issued, and the Additional Payable Amounts shall be paid in the same manner set forth in Section 3.5(k).

(j) Earnout Targets. The Earnout Proceeds shall be released by the Escrow Agent and the Earnout Shares, as adjusted, if applicable, in accordance with Section 3.5(d), shall be issued to the Seller based on the calculations below (subject, in each case, to any reductions during the Earnout Period as a result of any indemnification claims as described in Section 11.8):

(i) In the event that during the Earnout Period (A) Billed Volume is equal to or greater than the Billed Volume Target and (B) EBITDA is equal to or greater than the EBITDA Target, then the Earnout Targets shall have been achieved. In such event, all of the Earnout Proceeds shall be released to the Seller, and all of the Earnout Shares shall be issued to the Seller.

(ii) In the event that (A) the Billed Volume is equal to or greater than an amount equal to seventy-five percent (75%) of the Billed Volume Target, but less than one hundred percent (100%) of the Billed Volume Target and (B) EBITDA is equal to or greater than an amount equal to seventy-five percent (75%) of the EBITDA Target, but less than one hundred percent (100%) of the EBITDA Target, then the Earnout Targets shall not have been achieved. In such event, the Earnout Proceeds and the Earnout Shares shall be reduced on a pari passu basis based on the level of the Earnout Targets actually achieved and in accordance with the following formula:

X = (75% x A) + (25% x B)

Where:

X = Percentage of Earnout Proceeds Released and Earnout Shares Issued

A = (EBITDA / EBITDA Target) x 100

B = (Billed Volume / Billed Volume Target) x 100

For example purposes only, if EBITDA is $18,899,163, or 75% of the EBITDA Target, and Billed Volume is 3,401,584 MWhs, or 100% of the Billed Volume Target, then the percentage of the Earnout Proceeds to be released and the Earnout Shares to be issued to the Seller equals (75% x 75%) + (25% x 100%), or 81.25%.

As an additional example, if EBITDA is $22,678,995, or 90% of the EBITDA Target, and Billed Volume is 2,721,267.2 MWhs, or 80% of the Billed Volume Target, then the percentage of the Earnout Proceeds to be released and the Earnout Shares to be issued to the Seller equals (75% x 90%) + (25% x 80%), or 87.5%.

(iii) In the event that during the Earnout Period (A) the Billed Volume is less than an amount equal to seventy-five percent (75%) of the Billed Volume Target or (B) EBITDA is less than an amount equal to seventy-five percent (75%) of the EBITDA Target, then the Earnout Targets shall not have been achieved. In such event, all of the Earnout Proceeds shall be released to the Purchaser, and no Earnout Shares shall be issued to the Seller.

(k) Release of Earnout Proceeds, Issuance of Earnout Shares and Payment of Additional Payable Amounts. Subject to the requirements and limitations of this Section 3.5, within three (3) Business Days following the final determination of the Final Earnout Period Report, the Earnout Proceeds shall be released by the Escrow Agent and the Earnout Shares shall be issued in such amounts as set forth in the Final Earnout Period Report. In addition, the

Purchaser shall pay to the Seller the Additional Payable Amounts as calculated pursuant to Section 3.5(e)(i) and as set forth in the Final Earnout Period Report; provided, however, no Additional Payable Amounts shall be paid to the Seller to the extent associated with unearned Earnout Proceeds or Earnout Shares. The Purchaser and the Seller covenant and agree to take all actions and to do all things reasonably necessary, proper or advisable or as otherwise reasonably requested by the other Parties to effectuate the transfer of the Earnout Proceeds and all other escrowed amounts as set forth in the Final Earnout Period Report and to issue the Earnout Shares to the Seller, if and to the extent applicable.

3.6 Method of Payment. All monetary payments from one Party to another under this Agreement, including the Purchase Price, shall be made in cash or by wire transfer of immediately available federal funds to an account designated in writing by the Person receiving such payment.

3.7 Indemnity Holdback Amount. As security for any indemnification liability of the Seller pursuant to this Agreement, the Purchaser shall deliver the Indemnity Holdback Amount to the Escrow Agent on the Closing Date to be held by the Escrow Agent pursuant to the terms and conditions of an escrow agreement in a form to be mutually agreed upon by the Purchaser and the Seller prior to the Closing (the “Escrow Agreement”).

3.8 Characterization of Transaction; Allocation of Purchase Price.

(a) The Seller and the Purchaser intend that, for United States federal income tax purposes, the purchase by the Purchaser of the Units be treated as if the Purchaser acquired the assets held by the Company Group (subject to the liabilities of the Company Group as of the end of the day on the Closing Date), and the Seller and the Purchaser shall each report, and shall cause their respective Affiliates where applicable to report, the purchase by the Purchaser of the Units consistent with such intended treatment for all United States federal and applicable state and local income Tax purposes. Except as otherwise required by applicable Law, the Seller, the Purchaser and their respective Affiliates shall not file any Tax Return or take any position for any United States federal and applicable state or local income Tax purposes inconsistent with such treatment.

(b) Within forty-five (45) days after the Closing Date, the Seller shall provide the Purchaser with a proposed schedule (the “Proposed Allocation Schedule”) allocating the Purchase Price (plus any liabilities and any other amounts required to be treated as part of the consideration for United States federal income tax purposes) among the assets of the Company Group in accordance with the methodology set forth on Section 3.8 of the Company Group Disclosure Letter. The Parties acknowledge and agree that the methodology set forth on Section 3.8 of the Company Group Disclosure Letter and the allocation in the Final Allocation Schedule (as defined below) shall be in accordance with Section 1060 of the Code. The Proposed Allocation Schedule shall be adjusted to reflect the Net Working Capital as reflected on the Final Closing Statement, once determined, and shall become final and binding on the Parties forty-five (45) days after Final Closing Statement has become final and binding pursuant to Section 3.4, unless the Purchaser provides the Seller with a written objection to the Proposed Allocation Schedule specifying the basis of such objection and an alternative allocation. If the Purchaser objects to the Proposed Allocation Schedule, the Seller and the Purchaser shall attempt in good faith to resolve the dispute within fifteen (15) days of the Purchaser’s objection. Any such resolution shall be final and binding on the Parties. Any unresolved disputes shall be promptly submitted to the Audit Firm. Any determination of the Audit Firm shall be made in accordance with the methodology set forth on Section 3.8 of the Company Group Disclosure Letter and shall be final, binding, conclusive and nonappealable for all purposes of this Agreement. The Proposed Allocation Schedule as finally determined in accordance with this Section 3.8 is referred to herein as the “Final Allocation Schedule”. Except as required by applicable Law, each of the Parties agrees to (a) prepare and timely file all Tax Returns, including, without limitation, Form 8594 (and all supplements thereto) in a manner consistent with the Final Allocation Schedule and (b) act in accordance with the Final Allocation Schedule for all United States federal income tax and applicable state income tax purposes. The Parties will revise the Final Allocation Schedule to the extent necessary to reflect any adjustment to the Purchase Price made pursuant to or in connection with this Agreement. In the case of any adjustment referred to in the preceding sentence, the Seller shall propose a revision to the Final Allocation Schedule, and the Parties shall follow the procedures outlined above with respect to review, dispute and resolution in respect of such revision.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants as follows to the Purchaser, and acknowledges and confirms that the Purchaser is relying upon the following representations and warranties in entering into this Agreement and purchasing the Units:

4.1 Power, Authority and Organization. The Seller (i) is a limited partnership duly organized, validly existing and in good standing under the applicable Laws of the State of Texas; (ii) has all requisite power and authority, corporate or otherwise, to carry on and conduct its business as it is now being conducted and to own or lease its properties and assets; (iii) is duly qualified and in good standing in every state in which its conduct of business or ownership of property requires it to be so qualified, except where the failure to be so qualified would not result in a Material Adverse Effect; and (iv) the execution, delivery and performance of this Agreement and the Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action, corporate or otherwise, on the part of such Party. This Agreement and the Transaction Documents to which it is a party have been duly and validly executed and delivered by the Seller and are Enforceable against the Seller.

4.2 No Conflict. The execution and delivery by the Seller of this Agreement and the Transaction Documents to which it is a party, the consummation of the transactions contemplated herein and therein by the Seller, and the performance of the covenants and agreements of the Seller, subject to fulfillment of the conditions set forth in Article IX, will not, with or without the giving of notice or the lapse of time, or both, (a) violate or conflict with any of the provisions of any Governing Documents of the Seller, if applicable; (b) violate, conflict with or result in a breach or default under or cause termination of any term or condition of any Contract to which the Seller is a party or by which the Seller or any of its properties may be bound; or (c) violate any provision of applicable Law, statute, rule, regulation, court order, judgment or decree, or ruling of any Governmental Entity, to which the Seller is a party or by which it or its properties may be bound, except for such matters described in clause (b) as would not have a Material Adverse Effect.

4.3 Ownership of Units. The Seller owns, of record and beneficially, good and valid title to the Units and, except as set forth in Section 4.3 of the Seller Disclosure Letter, the Units (a) are validly issued, fully paid and nonassessable and (b) are free and clear of all Encumbrances. The Seller is not the owner of record of any Equity Securities of any member of the Company Group except for the Units and has no right of any kind to have any such Equity Securities issued. The Seller has the full and exclusive power, right and authority to vote the Units held by it. The Seller is not a party to or bound by any agreement affecting or relating to its right to transfer or vote the Units held by it, except as set forth in Section 4.3 of the Seller Disclosure Letter.

4.4 Absence of Other Claims. No prior offer, issue, redemption, call, purchase, sale, merger, transfer or other transaction involving any of the Equity Securities of any member of the Company Group has given or, as of the date hereof, would reasonably be likely to give rise to any valid claim or action by any Person that is enforceable against the Purchaser or any member of the Company Group.

4.5 Accredited Investor.

(a) The Seller is acquiring the Right, and will acquire the Earnout Shares, as principal for its own account with the present intention of holding such Equity Securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities laws. The Seller is an “accredited investor” as defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended, and is an “accredited investor” as defined in National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators. The Seller acknowledges that it is informed as to the risks of the transactions contemplated by this Agreement and of ownership of the Right and the Earnout Shares.

(b) The Seller acknowledges that the Right and the Earnout Shares have not been registered under the Securities Act of 1933, as amended, or any state or foreign securities laws, and that the Earnout Shares may not be sold, transferred offered for sale, pledged, hypothecated or otherwise disposed of, unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act of 1933, as amended, and the Earnout Shares are registered under any applicable state or foreign securities laws or sold pursuant to an exemption from registration under the Securities Act of 1933, as amended, and any applicable state or foreign securities laws. Further, the Seller acknowledges that unless permitted under securities legislation, the Seller must not trade the Right or the Earnout Shares before the date that is four months and one day after the Closing Date.

(c) The Seller has carefully read the provisions of this representation and warranty, has had the opportunity to confer with counsel, and makes this representation and warranty relying solely upon its own judgment and the judgment of its legal counsel.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SELLER REGARDING THE

COMPANY GROUP

The Seller and FRH, jointly and severally, represent and warrant to the Purchaser as follows:

5.1	Organization and Authorization.

(a) Each member of the Company Group (i) is a limited liability company and is duly organized, validly existing and in good standing under the applicable Laws of its respective jurisdiction of organization as specified in Section 5.1(a) of the Company Group Disclosure Letter; (ii) has all limited liability company power and authority to carry on and conduct its business as it is now being conducted and to own or lease its properties and assets; and (iii) is duly qualified and in good standing in the states set forth in Section 5.1(a) of the Company Group Disclosure Letter. Each member of the Company Group is duly qualified and in good standing in every state of the United States in which the conduct of the business of such member of the Company Group or the ownership of its properties and assets requires it to be so qualified, except where the failure to be so qualified would not result in a Material Adverse Effect.

(b) Section 5.1(b) of the Company Group Disclosure Letter sets forth every entity in which any member of the Company Group owns fifty percent (50%) or more of the outstanding Equity Securities, directly or indirectly (each, a “Subsidiary” and collectively, the “Subsidiaries”), and the Equity Securities in such entity that is owned by such member of the Company Group. Except as set forth in Section 5.1(b) of the Company Group Disclosure Letter, all outstanding Equity Securities of the Subsidiaries (the “Subsidiary Shares”) owned by the members of the Company Group specified in Section 5.1(b) of the Company Group Disclosure Letter are owned free and clear of all Encumbrances, and such member of the Company Group has the full power, right and authority to vote such Equity Securities. Except as set forth in Section 5.1(b) of the Company Group Disclosure Letter, no member of the Company Group is party to or bound by any agreement affecting or relating to its right to transfer or vote the outstanding Equity Securities of any Subsidiary. Except for the Subsidiary Shares, no member of the Company Group owns any Equity Securities or has any other investment in any Person.

(c) The current officers, managers and directors of each member of the Company Group are listed in Section 5.1(c) of the Company Group Disclosure Letter.

(d) The copies of the Governing Documents of each member of the Company Group that have previously been delivered to the Purchaser are the true, correct and complete Governing Documents of each such member of the Company Group in effect as of the date hereof. The minutes of directors’ and equity holders’ meetings and the minute books of the Company Group that have been delivered previously to the Purchaser are true, correct and complete records of directors’ and equity holders’ meetings and equity issuances through and including the date hereof.

(e) FRH has the right, power and capacity to execute, deliver and perform this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by FRH of this Agreement and the Transaction Documents to which FRH is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary limited liability company action on the part of FRH. This Agreement and the Transaction Documents to which FRH is a party has been duly and validly executed and delivered by FRH and constitute the legal, valid and binding obligation of FRH and are Enforceable against FRH.

(f) Each of Sitara and Himalaya (i) does not own of record or beneficially any material assets or property or Equity Securities in any Person or have any liabilities; and (ii) has no commercial operations.

5.2 Authorized and Outstanding Equity Securities. Section 5.2 of the Company Group Disclosure Letter sets forth the authorized and issued Equity Securities of each member of the Company Group. All of such issued and outstanding Equity Securities are validly issued, fully paid and nonassessable. All issuances, transfers or purchases of the Equity Securities of the Company Group have been in compliance with all applicable Governing Documents and applicable federal and state securities Laws. There are no Equity Securities held in the treasury of any member of the Company Group.

5.3 Absence of Other Claims. Except as set forth in Section 5.3 of the Company Group Disclosure Letter, there is not outstanding, nor is any member of the Company Group bound by, any subscriptions, options, preemptive rights, warrants, calls, commitments or agreements or rights of any character requiring any member of the Company Group to issue or entitling any Person to acquire any additional Equity Securities of any member of the Company Group, including any right of conversion or exchange under any outstanding security or other instrument, and no member of the Company Group is obligated to issue or transfer any Equity Securities for any purpose. Except as set forth in Section 5.3 of the Company Group Disclosure Letter, there are no outstanding obligations of any member of the Company Group to repurchase, redeem or otherwise acquire any outstanding Equity Securities of any member of the Company Group.

5.4 No Conflict. Except for obtaining the consents and waivers set forth in Section 5.4 or Section 5.5 of the Company Group Disclosure Letter, the execution and delivery of this Agreement by FRH, the consummation of the transactions contemplated herein, and the performance of the covenants and agreements of FRH, subject to fulfillment of the conditions set forth in Article X, will not, with or without the giving of notice or the lapse of time, or both, (a) violate or conflict with any of the provisions of any Governing Documents of any member of the Company Group; or (b) except as set forth in Section 5.4 of the Company Group Disclosure Letter, violate, conflict with or result in a breach or default under or cause termination of any term or condition of any Contract to which any member of the Company Group is a party or by which any member of the Company Group or its properties may be bound; or (c) violate any provision of applicable Law or ruling of any Governmental Entity to which any member of the Company Group is a party or by which it or its properties may be bound; or (d) result in the creation or imposition of any Encumbrance of any kind whatsoever upon any asset of any member of the Company Group, except for such matters described in clause (b) as would not have a Material Adverse Effect or any Encumbrance created thereon by Purchaser or Just Energy.

5.5 Required Consents and Approvals. Except as set forth in Section 5.5 of the Company Group Disclosure Letter, no consent or approval is required of any Governmental Entity or other Person for the consummation of any of the transactions contemplated herein by FRH.

5.6 No Violation of Law. Except as set forth in Section 5.6 of the Company Group Disclosure Letter, (a) each member of the Company Group has complied with all Laws applicable to its business and operations, except for violations of such Laws since January 1, 2009 that have been submitted to or reviewed by the Consumer Protection Division of the Public Utilities Commission of the State of Texas, and (b) since January 1, 2009, there have been no violations of Laws by any member of the Company Group that have been submitted to or reviewed by the Public Utilities Commission of the State of Texas (including the Consumer Protection Division). Without limiting the generality of the foregoing, each member of the Company Group is in compliance with the U.S. Foreign Corrupt Practices Act (15 U.S.C. § 78m and 15 U.S.C. § 78dd-1 et seq.) (the “FCPA”), and analogous applicable Laws of all other jurisdictions in which any member of the Company Group conducts business pertaining to improper payments to government officials and the related books and records provisions of such Laws. The Company Group has informed its employees of their obligations with respect to the FCPA, and the Company Group is not in violation of any applicable U.S. export control Laws or regulations as they are currently enforced, except for violations, non-compliance or other matters, if any, that would not have a Material Adverse Effect.

5.7	Financial Statements.

(a) Section 5.7(a) of the Company Group Disclosure Letter contains the following financial statements (collectively, the “Financial Statements”):

(i) the audited balance sheets of FRE as of December 31, 2008 and December 31, 2009 and of the Company Group as of December 31, 2010, and the related audited statements of operations and cash flows for the years then ended, and the related notes thereto (the “Audited Financial Statements”); and

(ii) the unaudited balance sheet of the Company Group as of July 31, 2011, and the related unaudited statements of operations and cash flows for the seven (7) month period then ended (the “Interim Financial Statements”).

(b) The Audited Financial Statements present fairly, in all material respects, the consolidated financial position of the Company Group as of the respective dates of the balance sheets included therein and the consolidated results of operations and cash flows of the Company Group for the respective periods set forth therein, all in accordance with GAAP applied on a consistent basis during the periods covered thereby (except as noted in the accompanying footnotes thereto).

(c) The Interim Financial Statements reflect all adjustments necessary for a fair statement, in all material respects, of the consolidated financial position of the Company Group as of the date of the balance sheet included therein and the consolidated results of operations and cash flows of the Company Group for the period set forth therein, all in accordance with GAAP applied on a consistent basis during the period covered thereby (except as noted in the accompanying footnotes thereto) (subject to the absence of footnote disclosures and to normal and recurring year-end adjustments).

(d) The audited balance sheet as of December 31, 2010 (the “Audited Balance Sheet Date”) included in the Audited Financial Statements is referred to herein as the “Audited Balance Sheet” and the unaudited balance sheet as of July 31, 2011 (the “Interim Balance Sheet Date”) included in the Interim Financial Statements is referred to herein as the “Interim Balance Sheet.”

5.8 No Undisclosed Liabilities. Except as and to the extent reflected and adequately reserved against in the Interim Balance Sheet or as set forth in Section 5.8 of the Company Group Disclosure Letter, as of the Interim Balance Sheet Date, no member of the Company Group had any liability or obligation whatsoever, whether accrued, absolute, contingent or otherwise, except for (a) current liabilities and obligations incurred since the Interim Balance Sheet Date in the Ordinary Course of Business and (b) current liabilities and obligations which are not, individually or in the aggregate, material in amount.

5.9 Real Property. No member of the Company Group owns or has ever owned in fee any real property. Section 5.9 of the Company Group Disclosure Letter sets forth a true, complete and correct list and description of all real property that any member of the Company Group currently leases or subleases and all deposits made by the Company Group in connection with such leased real property (the “Real Property”). Assuming the accuracy of the representations and warranties of the other party thereto, such member of the Company Group has an Enforceable leasehold or sub-leasehold interest under each of the real property leases under which it is a lessee, free and clear of all Encumbrances other than Permitted Encumbrances, each of which is in full force and effect. The Company Group has provided to the Purchaser true, correct and complete copies of each lease required to be set forth in Section 5.9 of the Company Group Disclosure Letter. Except for Permitted Encumbrances, to the Company Group’s Knowledge, no Real Property is subject to any governmental decree or order to be sold or taken by public authority or any rights of way, building use restrictions, exceptions, variances, reservations or limitations of any nature whatsoever, not of record.

5.10 Personal Property.

(a) Section 5.10(a) of the Company Group Disclosure Letter sets forth a complete and accurate list and description of all of the personal property with a value in excess of $10,000 that each member of the Company Group owns or leases or has agreed (or has an option) to purchase, sell or lease.

(b) Each member of the Company Group has good and indefeasible title to, or in the case of leased property and assets, has valid leasehold interests in, all of the personal and mixed, tangible and intangible properties and assets necessary for the conduct of its business, including Intellectual Property, as presently conducted free and clear of all Encumbrances other than Permitted Encumbrances. All properties and assets of the Company Group are in the possession of the Company Group.

(c) To the Company Group’s Knowledge, the tangible personal property used by the Company Group in the conduct of its business as currently conducted is in good operating condition, subject to normal wear and tear, and is adequate, taken as a whole, for normal operations. NOTWITHSTANDING THE FOREGOING, THE SELLER AND FRH EXPRESSLY DISCLAIM AND NEGATE ANY EXPRESS OR IMPLIED WARRANTY OF MERCHANTABILITY OR WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE IN RESPECT OF THE ASSETS AND PROPERTIES OF THE COMPANY GROUP.

(d) Section 5.10(d) of the Company Group Disclosure Letter sets forth a true, complete and correct list of all leases (including any capital leases) and lease-purchase arrangements (other than Real Property leases) pursuant to which any member of the Company Group leases personal property from others and which (i) require such member of the Company Group to pay for rent on an annual basis in excess of $25,000; or (ii) provide for a purchase option. All leases that are required to be capitalized by GAAP have been so accounted for in the Financial Statements and are identified as capital leases in Section 5.10(d) of the Company Group Disclosure Letter. The Company Group has made available to the Purchaser a true, correct and complete copy of each of the items required to be listed in Section 5.10(d) of the Company Group Disclosure Letter.

5.11 Indebtedness and Collateral Arrangements. Section 5.11 of the Company Group Disclosure Letter sets forth a complete and accurate list and description of all instruments or other documents relating to any direct or indirect indebtedness for borrowed money, in each case in a principal amount in excess of $25,000, of any member of the Company Group, including indebtedness by way of lease-purchase arrangements, guarantees, letters of credit, conditional sales contracts and other security arrangements with respect to personal property used or owned by any member of the Company Group (other than those set forth in Section 5.10(d) of the Company Group Disclosure Letter). The Company Group has made available to the Purchaser a true, correct and complete copy of each of the items required to be listed in Section 5.11 of the Company Group Disclosure Letter.

5.12 Intellectual Property.

(a) Identification of Intellectual Property, Software and Licensed Software. Section 5.12(a) of the Company Group Disclosure Letter sets forth a true, complete and correct list and description of all Software and all material Intellectual Property that is owned by a member of the Company Group or any other Person and made available, by license or otherwise, to the Company Group for use in connection with the conduct of the Company Group’s Business as currently conducted. In addition, Section 5.12(a) of the Company Group Disclosure Letter identifies whether each listed item of Software and Intellectual Property is owned by the Company Group or is licensed and used by the Company Group under any Contract and, if under any such Contract, the identity of the parties thereto, the term thereof and all amounts payable thereunder together with the payment terms therefor.

(b) Ownership. With respect to the material Owned Software and each material item of Intellectual Property identified as being owned by the Company Group, the specified member of the Company Group owns all right, title and interest in and to such Owned Software and such Intellectual Property free and clear of all Encumbrances other than Permitted Encumbrances.

(c) Licenses. Except as provided in Section 5.12(c) of the Company Group Disclosure Letter, no member of the Company Group has granted any license or other right to use, in any manner, any item of Intellectual Property or Owned Software, whether or not requiring the payment of royalties, and no third party has any right to use any of the material Intellectual Property owned by the Company Group or the material Owned Software.

(d) Service Software. Section 5.12(d) of the Company Group Disclosure Letter sets forth a complete and accurate list of all Contracts related to license, support, maintenance and use of the billing service software utilized by the Company Group in its operations (the “Service Software”). To the Company Group’s Knowledge, the Service Software functions in accordance with the published documentation and specifications therefor, and there exists user and technical documentation that describes the functionality provided by the Service Software and which is complete and accurate and has been provided to the Purchaser.

(e) Protection. The Company Group has reasonably protected the Software as the Proprietary Information of the Company Group. There has not been any default by any member of the Company Group, or to the Company Group’s Knowledge, any third party, under any confidentiality agreement regarding the use and disclosure of the Software and such Intellectual Property.

(f) Infringement.

(i) To the Company Group’s Knowledge, no Person is (i) infringing upon all or any portion of the Intellectual Property owned by the Company Group or the Owned Software, or (ii) using all or any portion of the Intellectual Property owned by the Company Group or the Owned Software in derogation of any rights to be acquired by the Purchaser under this Agreement.

(ii) None of the Intellectual Property and Software as used in the conduct of the Company Group’s business as currently conducted infringes any copyright, trademark, patent, trade secret, or other right of any Person. The Company Group has not received written notice of infringement upon, misappropriation of or conflict with any asserted right of any Person, and there is no basis for any such notice.

5.13 Litigation. Except as set forth in Section 5.13 of the Company Group Disclosure Letter, in the past five (5) years, there has been no, and there is currently no, litigation, written Claims, suits, actions, proceedings or arbitrations, other procedures (including grand jury investigations, actions or proceedings, and product liability and workers’ compensation suits, actions or proceedings) or, to the Company Group’s Knowledge, investigations (each an “Action”) pending, or to the Company Group’s Knowledge, threatened, before any

Governmental Entity or any other forum for the resolution of Actions, against any member of the Company Group or involving any of the Company Group’s property or business (excluding (i) general customer complaints made to the Company Group that have not been formally submitted to or docketed by any applicable public utility commission or equivalent regulatory body and (ii) Actions being pursued by or against commercial customers of the Company Group for collections in which the amount in controversy is not greater than $10,000). Further, except as set forth in Section 5.13 of the Company Group Disclosure Letter, there are no judgments, orders, writs, injunctions, decrees, plea agreements, stipulations or awards or, to the Company Group’s Knowledge, indictments or informations, grand jury subpoenas or civil investigative demands (whether rendered by a Governmental Entity or any other forum for the resolution of Actions) against or relating to any member of the Company Group or involving any of its property or business (excluding (i) general customer complaints made to the Company Group that have not been formally submitted to any applicable public utility commission or equivalent regulatory body and (ii) Actions being pursued by or against commercial customers of the Company Group for collections in which the amount in controversy is not greater than $10,000).

5.14 Employees.

(a) Section 5.14(a) of the Company Group Disclosure Letter sets forth a list of (i) the name; (ii) office or other work location; (iii) current annual compensation rate (including bonus and commissions); (iv) title; (v) current base salary rate; (vi) date of hire; (vii) accrued bonus, accrued sick leave, accrued vacation benefits, accrued severance pay and accrued deferred compensation, in each case with such accruals calculated as of the date set forth in Section 5.14(a) of the Company Group Disclosure Letter; and (viii) vested and unvested outstanding equity awards (including awards under any Company Group equity incentive or restricted stock plan) of each present employee of the Company Group, which list is current, accurate and complete. Except as set forth in Section 5.14(a) of the Company Group Disclosure Letter, no such employee is absent from work on long term disability leave, extended leave of absence or receiving workers’ compensation benefits and there are no employees of the Seller or its Affiliates (excluding the Company Group) actively working in the business of the Company Group. Section 5.14(a) of the Company Group Disclosure Letter further lists all such employees, as well as consultants, agents and independent contractors, covered by a written employment, non-competition, consulting (other than with respect to tax, accounting and legal services, or which are exclusively related to the transactions contemplated hereby) or severance agreement with any member of the Company Group, and the Company Group has provided or made available to the Purchaser current and complete copies of each such written agreement, as well as copies of any written confidentiality or other agreement covering proprietary processes, formulae or information applicable to any such Person. Except as set forth in Section 5.14(a) of the Company Group Disclosure Letter, the Company Group does not have any employees who are working outside the United States (except on short-term business trips in compliance with applicable Laws) or in the United States under a visa.

(b) The Company Group has conducted a review of its employee records and has verified that each foreign national employee of the Company Group is authorized to be present and employed in the United States. As used herein, the term “foreign national” means a person who is not a citizen of the United States of America.

5.15 Employee Benefits.

(a) Section 5.15(a) of the Company Group Disclosure Letter sets forth a complete list of all (i) employee benefit plans (as defined in Section 3(3) of ERISA), (ii) nonqualified deferred compensation plans (as defined in Section 409A of the Code), and (iii) employment, severance, change-in-control, bonus, incentive, equity compensation, fringe benefit, retirement, and any other compensatory or employee benefit plans, Contracts, programs, funds, or arrangements of any kind (whether or not subject to ERISA, written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated), other than those required to be maintained by applicable Law, and any trust, escrow, or similar funding mechanism related thereto now in effect or required in the future as a result of the transaction, under which any present or former employees, directors, officers, shareholders or sales agents of the Company Group (or, where indicated below, any trade or business (whether or not incorporated) (x) under common control within the meaning of Section 4001(b)(1) of ERISA with the Company Group or (y) that together with any member of the Company Group is treated as a single employer under Section 414 of the Code (the “Controlled Group”)) has any present or future right to benefits sponsored or maintained by the Controlled Group or with respect to which the Company Group (or, where indicated below, the Controlled Group) has had or could reasonably be expected to have any liability (all of the above individually or collectively referred to as “Employee Benefit Plan” or “Employee Benefit Plans,” respectively).

(b) No member of the Company Group nor any member of the Controlled Group contributes to, has ever had any obligation to contribute to, or has ever had any liability (including withdrawal liability as defined in Section 4201 of ERISA) under or with respect to any defined benefit pension plan, multiemployer plan, multiple employer plan, or multiple employer welfare arrangement within the meaning of ERISA and the Code. No member of the Company Group or the Controlled Group is bound by any Contract described in Section 4204 of ERISA nor has any obligation or liability described in Section 4204 of ERISA. No Employee Benefit Plan is subject to applicable Laws of a country other than the United States.

(c) The Company Group has provided or made available to the Purchaser a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) of each Employee Benefit Plan and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, opinion letter or advisory letter, if applicable; (iii) any summary plan description and other written notices or descriptions provided by the Company Group or the Seller to Employee Benefit Plan participants concerning the extent of the benefits provided under the Employee Benefit Plan; and (iv) for the three (3) most recent years, the Form 5500 and attached schedules, audited financial statements, and attorney’s response to an auditor’s request for information.

(d) Each Employee Benefit Plan (and each related trust, insurance Contract, or fund) has been maintained, funded and administered in material compliance with the terms of such Employee Benefit Plan and complies in form and in operation with the applicable requirements of ERISA, the Code, and other applicable Laws.

(e) To the Company Group’s Knowledge, (i) there have been no prohibited transactions with respect to any Employee Benefit Plan, (ii) no fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Employee Benefit Plan; and (iii) no action, suit, proceeding, hearing or investigation with respect to the administration or the investment of the assets of any Employee Benefit Plan (other than routine claims for benefits) is pending or threatened.

(f) With respect to any insurance policy that has, or does, provide funding for benefits under any Employee Benefit Plan, to the Company Group’s Knowledge, (i) no insurance company issuing any such policy is in receivership, conservatorship, liquidation or any similar proceeding and no such proceedings with respect to any insurer are imminent and (ii) there is no liability of the Company Group or such Employee Benefit Plan in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability, nor would there be any such liability if such insurance policy were terminated.

(g) No Employee Benefit Plan provides or has any obligation to provide benefits, including life, death or health benefits, beyond termination of service or retirement to any current or future retired or terminated employee, or his or her spouse or dependents, other than (i) coverage mandated by applicable Law; (ii) death or retirement benefits under an Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code; or (iii) deferred compensation benefits reflected in the Financial Statements. No Employee Benefit Plan provides benefits to any Person who is not a current or former employee of the Company Group or the dependents or other beneficiaries of any such current or former employee.

(h) The execution, delivery and performance of this Agreement by the Seller and FRH will not (i) constitute a stated triggering event under any Employee Benefit Plan that will result in any payment (whether of severance pay or otherwise) becoming due from the Company Group or such Employee Benefit Plan to any current or former officer, employee, director or consultant (or dependents of such Persons) or (ii) accelerate the time of payment or vesting or increase the amount of compensation due to any current or former officer, employee, director or consultant (or dependents of such Persons) of the Company Group.

(i) Neither the Seller nor the Company Group currently has, and never has had, any Employee Benefit Plan that is a deferred compensation plan (as defined in Section 409A of the Code).

(j) No Employee Benefit Plan would reasonably be anticipated to give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code.

(k) The Company Group has, and after Closing the Company Group will have all power and authority necessary to amend or terminate each Employee Benefit Plan without incurring any penalty or liability (other than liability for ordinary administrative expenses typically incurred in a termination event).

(l) With respect to each Employee Benefit Plan that is or was an employee pension benefit plan within the meaning of Section 3(2) of ERISA: (i) if the Employee Benefit Plan is intended to meet the requirements of a “qualified plan” under Code Section 401(a), the Employee Benefit Plan has received and is entitled to rely on a determination from the Internal

Revenue Service that such Employee Benefit Plan is so qualified (or if the Employee Benefit Plan is a prototype plan, it has a favorable opinion letter; or if the Employee Benefit Plan is a volume submitter, it has a favorable advisory letter, and the Company Group has properly adopted such Employee Benefit Plan), or such Employee Benefit Plan has an applicable remedial amendment period that will not have ended prior to the Closing, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to adversely affect the qualified status of the Employee Benefit Plan; (ii) all contributions (including all employer contributions and employee salary reduction contributions) which are due have been made to the Employee Benefit Plan and have complied with the deadlines prescribed by ERISA, and all contributions for any period ending on or before the Closing which are not yet due have been made to the Employee Benefit Plan or accrued in accordance with the past custom and practice of the Company Group; and (iii) no employer securities, employer real property or other employer property is included in the assets of the Employee Benefit Plan.

(m) With respect to each Employee Benefit Plan that is or was an employee welfare benefit plan within the meaning of Section 3(1) of ERISA: (i) all premiums or other payments for all periods ending on or before the Closing have been paid with respect to the Employee Benefit Plan; (ii) the Company Group is in material compliance with the requirements of the Consolidated Omnibus Budget Reconciliation Act and all applicable similar state Laws and the Health Insurance Portability and Accountability Act of 1996; (iii) the Employee Benefit Plan has never been funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under the Employee Benefit Plan are or at any time have been provided through a voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).

5.16 Collective Bargaining. There are no labor Contracts, collective bargaining agreements, letters of understanding or other arrangements, formal or informal, with any union or labor organization covering any of the Company Group’s employees, and none of said employees are represented by any union or labor organization.

5.17 Labor Disputes. The Company Group is not and has not been engaged in any unfair labor practice, and no unfair labor practice complaint against any member of the Company Group is pending before the National Labor Relations Board. Neither the Company Group nor the Seller knows or has reason to know (pursuant to the Company Group’s Knowledge) of any labor strike or other labor trouble actually pending, being threatened against, or affecting the Company Group. Relations between management and labor are amicable and there have not been, nor are there presently (to the Company Group’s Knowledge), any attempts to organize non-union employees, nor are there plans for any such attempts.

5.18 Bank Accounts. Section 5.18 of the Company Group Disclosure Letter sets forth a complete and accurate list of each bank or financial institution in which any member of the Company Group has an account or safe deposit box (giving the address and account numbers) and the names of the persons authorized to draw thereon or to have access thereto.

5.19 Required Licenses and Permits. The Company Group has all licenses, permits or other authorizations of Governmental Entities necessary for the conduct of its business as presently conducted except for such permits with respect to which the failure to possess would not, individually or in the aggregate, have a Material Adverse Effect (the “Permits”). A correct and complete list of all such Permits and the holder of each such Permit is set forth in Section 5.19 of the Company Group Disclosure Letter. The Company Group has made available to the Purchaser true, correct and complete copies of all licenses and permits required to be listed in Section 5.19 of the Company Group Disclosure Letter. Except as set forth in Section 5.19 of the Company Group Disclosure Letter, the Company Group is, and at all times has been, in compliance in all material respects with all of the terms and requirements of each Permit listed or required to be listed in Section 5.19 of the Company Group Disclosure Letter. Except as set forth in Section 5.19 of the Company Group Disclosure Letter, to the Company Group’s Knowledge, no approval or authorization of or notice or other filing is required to be given to or made with any Governmental Entities or otherwise under any of the Permits or any other action taken by any Person in connection with any Permit to consummate the transactions contemplated herein or to cause the Permits to be in full force and effect. Except as set forth in Section 5.19 of the Company Group Disclosure Letter, to the Company Group’s Knowledge, no event has occurred or circumstance exists that may (with or without notice or lapse of time): (a) constitute or result, directly or indirectly, in a violation of, or a failure to comply with, any term or requirement of any Permit listed or required to be listed in Section 5.19 of the Company Group Disclosure Letter; or (b) result, directly or indirectly, in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any Permit listed or required to be listed in Section 5.19 of the Company Group Disclosure Letter.

5.20 Insurance Policies. Section 5.20 of the Company Group Disclosure Letter sets forth a complete and accurate list and description of all insurance policies in force naming any member of the Company Group, or any employees thereof in their capacity as such, as an insured or beneficiary or as a loss payable payee, or for which any member of the Company Group has paid or is obligated to pay all or part of the premiums. To the Company Group’s Knowledge, no member of the Company Group or the Seller has received written notice of any pending or threatened termination or premium increase (retroactive or otherwise) with respect thereto, and the Seller and the Company Group are in compliance with all conditions contained therein. To the Company Group’s Knowledge, there have been no lapses (whether cured or not) in the coverage provided under the insurance policies referenced herein and as set forth in Section 5.20 the Company Group Disclosure Letter, during the term of such policies, as extended or renewed. The Company Group has made available to the Purchaser true, correct and complete copies of each of the policies required to be listed in Section 5.20 of the Company Group Disclosure Letter.

5.21 Sales Agents, Suppliers and Customers.

(a) True, correct and complete copies of the forms of sales agent agreements and broker agreements utilized by the Company Group are attached as Section 5.21(a) of the Company Group Disclosure Letter. Except as set forth in Section 5.21(a) of the Company Group Disclosure Letter, all agreements between the Company Group and its sales agents, distributors and brokers are substantially in the standard forms of the sales agent agreement and broker agreement that have been provided to the Purchaser by the Company Group and are attached to Section 5.21(a) of the Company Group Disclosure Letter.

(b) True, correct and complete copies of the forms of customer agreements utilized by the Company Group have been provided to the Purchaser, including identifying codes or identification numbers. Except as set forth in Section 5.21(b) of the Company Group Disclosure Letter, all agreements between the Company Group and its customers are in the standard forms of customer agreements that have been provided to the Purchaser by the Company Group and that are identified in Section 5.21(b) of the Company Group Disclosure Letter.

(c) Section 5.21(c) of the Company Group Disclosure Letter sets forth a list of (i) each supplier of goods or services (other than Shell under the Shell Agreements) to the Company Group to whom the Company Group paid in the aggregate more than $50,000 during the 12-month period ended December 31, 2010 (“Key Supplier”), and the amount paid to such Key Supplier during such period; and (ii) certain affinity partners (each a “Key Affinity Partner”) and the royalty amount or other consideration paid to each such Key Affinity Partner during the 12-month period ended December 31, 2010. No member of the Company Group is engaged in any material dispute with any Key Supplier or Key Affinity Partner. To the Company Group’s Knowledge, the consummation of the transactions contemplated hereunder will not have any adverse effect on the business relationship of the Company Group with any such Key Supplier or Key Affinity Partner. No member of the Company Group has received any written notice that any Key Supplier or Key Affinity Partner has ceased, or intends to terminate or materially reduce its relationship with any member of the Company Group.

5.22 Contracts and Commitments. Except as set forth in Sections 5.10(d) (Leases), 5.11 (Indebtedness and Collateral Arrangements), 5.12 (Intellectual Property), 5.15(a) (Employee Benefits), 5.20 (Insurance Policies), 5.21(a) (Sales Agents), 5.21(b) (Customers), 5.21(c) (Key Suppliers and Key Affinity Partners) and 5.22 of the Company Group Disclosure Letter:

(a) No Contract of the Company Group (excluding any Contract providing for the sale or purchase of electric power) continues for a period of more than six (6) months from the date hereof, except for Contracts with the customers of the Company Group, or require payments, in the aggregate, in excess of $50,000;

(b) The Company Group does not have any Contract between the members of the Company Group and their respective customers or suppliers (other than Shell under the Shell Agreements) for the sale or purchase of electricity pursuant to which the Company Group generated $250,000 or more in revenue or expense during the calendar year ended December 31, 2010 or expects to generate $250,000 or more in revenue or expense during the calendar year ending December 31, 2011;

(c) The Company Group does not have any outstanding Contract with any officer, employee, agent, consultant, advisor, salesman, manufacturer’s representative, distributor, dealer, subcontractor or broker outside the Ordinary Course of Business that is not cancelable by the Company Group, on notice of not longer than thirty (30) days and without liability, penalty or premium of any kind, except liabilities which arise as a matter of Law upon termination of employment, or any agreement or arrangement providing for the payment of any bonus or commission based on sales or earnings;

(d) The Company Group does not have (i) any outstanding loan or loan commitment (excluding credit extended in the Ordinary Course of Business to purchasers of inventory) to any Person, or (ii) any factoring, credit line or subordination agreement;

(e) Except for negotiable instruments in the process of collection, the Company Group does not have any power of attorney outstanding or any Contract or liability (whether absolute, accrued, contingent or otherwise), as guarantor, surety, co-signer, endorser, co-maker, indemnitor in respect of the Contract of any other Person that is not a member of the Company Group;

(f) There are no Contracts of any member of the Company Group with any director, employees, officer or equity holder of the Seller or any member of the Company Group, or with any Person related to any such Person or with any company or other organization in which any director, employee, officer or equity holder of the Seller or the Company Group, or anyone related to any such Person, has a direct or indirect financial interest (excluding, in each case, residential retail electric customer Contracts with the Company Group);

(g) The Company Group is not subject to any Contract containing covenants limiting the freedom of the Company Group to compete in any line of business in any geographic area;

(h) Other than the Governing Documents of the Company Group, there is no Contract of the Company Group entitling any Person to any specified portion of, or otherwise calculated based on, the profits, revenues or cash flows of the Company Group or requiring any payments or other distributions based on such profits, revenues or cash flows; and

(i) To the Company Group’s Knowledge, the Company Group is not a party to or bound by any presently existing Contract that has had or would reasonably be expected in the future to have a Material Adverse Effect on the Company Group.

The Company Group has made available to the Purchaser true, correct and complete copies of all Contracts referred to, or required to be referred to or listed in the Company Group Disclosure Letter delivered hereunder.

5.23 Agreements in Full Force and Effect. Except as set forth in Section 5.23 of the Company Group Disclosure Letter, all Contracts referred to, or required to be referred to, in the Company Group Disclosure Letter delivered hereunder are Enforceable against the Company Group. To the Company Group’s Knowledge, there is no pending or threatened bankruptcy, insolvency or similar proceeding with respect to any party to such Contracts, and no event has occurred which (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default thereunder by any member of the Company Group or to the Company Group’s Knowledge, any other party thereto.

5.24 Absence of Certain Changes and Events. Except as set forth in Section 5.24 of the Company Group Disclosure Letter and other than arising from, in connection with or attributable to the creation, delivery or performance of this Agreement and the transactions contemplated hereby, since the Audited Balance Sheet Date, the Company Group has operated only in the Ordinary Course of Business, and has not:

(a) suffered any damage or destruction materially and adversely affecting the properties or business of the Company Group;

(b) outside of the Ordinary Course of Business: made any written declaration, setting aside or payment of any dividend or other distribution of assets (whether in cash, Equity Securities or property) with respect to the Equity Securities of any member of the Company Group, or any direct or indirect redemption, purchase or other acquisition of such Equity Securities or otherwise made any payment of cash or any transfer of other assets to the Seller or any Affiliate of the Seller (excluding any member of the Company Group);

(c) suffered any material adverse change in its working capital, assets, liabilities, financial condition, business prospects, or relationships with any suppliers or customers listed in Section 5.21(c) of the Company Group Disclosure Letter;

(d) except for customary increases based on term of service or regular promotion of non-officer employees and except for increases in commissions to sales agents in accordance with existing commission policies and schedules, increased (or announced any increase in) the compensation payable or to become payable to any employee or sales agent, or increased (or announced any increase in) any bonus, insurance, pension, commission or other employee benefit plan, payment or arrangement for such employees or sales agents, or entered into or amended any employment, consulting, severance or similar agreement or caused the Seller to take any such action with respect to employees or independent contractors working in the business of the Company Group;

(e) incurred, assumed or guaranteed any liability or obligation (absolute, accrued, contingent or otherwise) other than in the Ordinary Course of Business;

(f) paid, discharged, satisfied or renewed any claim, liability or obligation other than payment in the Ordinary Course of Business;

(g) permitted any of its assets to be subjected to any Encumbrances, except for Permitted Encumbrances;

(h) cancelled or forgiven any indebtedness or otherwise waived any material claims or rights except for collection efforts engaged in the Ordinary Course of Business;

(i) sold, transferred or otherwise disposed of any of its assets, except in the Ordinary Course of Business;

(j) made any single capital expenditure or investment in excess of $50,000;

(k) made any change in any method, practice or principle of financial or tax accounting;

(l) managed working capital components, including cash, receivables, other current assets, trade payables and other current liabilities in a manner inconsistent with past practice, including failing to sell inventory and other property in an orderly and prudent manner or failing to make all budgeted and other normal capital expenditures, repairs, improvements and dispositions;

(m) paid, loaned, advanced, sold, transferred or leased any asset to any employee, except for normal compensation involving salary and benefits;

(n) issued or sold any Equity Securities;

(o) entered into any material commitment or transaction, other than in the Ordinary Course of Business, affecting the business;

(p) managed its supply in a manner inconsistent with the Company Group’s risk management policies; or

(q) agreed in writing, or otherwise, to take any action described in this Section 5.24.

5.25 Accounts Receivable.

(a) All accounts receivable that are owed to any member of the Company Group by any director, officer, shareholder or employee of any member of the Company Group or any relative of any such Person (including those accounts receivable reflected on the Interim Balance Sheets and incurred since the Interim Balance Sheet Date) have been paid in full prior to the date hereof or shall have been paid in full prior to the Closing Date, except to the extent any such payment would otherwise occur after the date hereof or the Closing Date in the Ordinary Course of Business as a result of such director, officer, shareholder or employee of the Company Group or any relative of such Persons being a customer of the Company Group.

(b) The accounts receivable reflected on the Interim Balance Sheet and the accounts receivable of the Company Group arising after the Interim Balance Sheet Date (i) are Enforceable; (ii) represent valid obligations arising from bona fide transactions for sales actually made or services actually performed by the Company Group in the Ordinary Course of Business; and (iii) are not subject to any restrictions, security interests or other encumbrances, and to the Company Group’s Knowledge, are collectible using normal collection procedures, except for such accounts receivable as have been written off in the Ordinary Course of Business since the Interim Balance Sheet Date and are disclosed in Section 5.25(b) of the Company Group Disclosure Letter. Except as set forth in Section 5.25(b) of the Company Group Disclosure Letter, as of the date set forth in Section 5.25(b) of the Company Group Disclosure Letter, all such accounts receivable were current, and to the Company Group’s Knowledge, there is no material dispute regarding the collectability of any such accounts receivable.

5.26 Tax Matters.

(a) All Tax Returns required to be filed by each member of the Company Group have been timely (taking into account any and all extensions) filed with the appropriate Governmental Entities and all such Tax Returns are correct and complete in all material respects. Except as set forth in Section 5.26 of the Company Group Disclosure Letter, each member of the Company Group has timely (taking into account any and all extensions) paid all Taxes that are due and payable by it (whether or not shown on any Tax Return). There are no liens for Taxes on any assets or property of any member of the Company Group, other than liens for Taxes not yet delinquent.

(b) Except as set forth in Section 5.26 of the Company Group Disclosure Letter, no member of the Company Group has received written notice of any claim by any Governmental Entity that any member of the Company Group is required to pay Taxes or file a Tax Return in any jurisdiction where such member of the Company Group has not filed a Tax Return.

(c) No member of the Company Group has received any written notice of assessment or proposed assessment in connection with any Taxes that has not been finally settled or any written threats of disputes, claims, audits, or examinations regarding any Taxes or any of its respective assets or properties. Except for waivers that have expired, no member of the Company Group has entered into any waiver extending any statute of limitations in respect of any Taxes. No member of the Company Group has granted any Person any power of attorney that is currently in force with respect to any Tax matter relating to such member of the Company Group.

(d) Each member of the Company Group has complied in all material respects with all applicable Laws relating to the reporting and withholding of Taxes and the payment thereof to appropriate Governmental Entities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441, 1442, 1445 or 1446 of the Code or any other applicable federal, state, legal or foreign Law.

(e) All unpaid Taxes of each member of the Company Group did not, as of the date of the Interim Financial Statements, exceed the reserve for Tax liability (but excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the balance sheet included in the Interim Financial Statements (but excluding any reserves included solely in the notes thereto). Since the date of the Interim Financial Statements, no member of the Company Group has incurred any liability for Taxes outside the Ordinary Course of Business.

(f) No member of the Company Group has liability for the Taxes of any Person (other than any member of the Company Group) as a result of transferee liability or of being a member of an affiliated, consolidated, combined or unitary group (other than a group which includes the Seller).

(g) No member of the Company Group is or was party to any Tax allocation or sharing agreement or other similar Contract.

(h) No member of the Company Group has filed an election under Treasury Regulation Section 301.7701-3 to be classified other than as provided in Treasury Regulation Section 301.7701-3(b), and no member of the Company Group has received written notice that the Internal Revenue Service or any state taxing authority in a state that follows the U.S. federal entity classification rules set forth in Treasury Regulations Section 301.7701-3(b) has taken a position inconsistent with such classification. During its existence, each of FRH, FRE, FRENY and Tara has been classified as a disregarded entity for U.S. federal income tax purposes and state income tax purposes in the states that follow U.S. federal entity classification rules set forth in Treasury Regulations Section 301.7701-3.

5.27 Brokers, Finders and Investment Bankers. Except for UBS Investment Bank and APEX Partners, L.L.C., neither the Seller nor any member of the Company Group has employed any broker, finder, investment banker, or other intermediary or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees, or other similar fees in connection with the transactions contemplated by this Agreement.

5.28 Affiliate Arrangements. Except as set forth in Section 5.28 of the Company Group Disclosure Letter, there have been no transactions, agreements, arrangements, understandings, obligations, liabilities or claims (“Affiliate Arrangements”) (other than as a residential retail electric customer) between any member of the Company Group and a Person (i) that is an Affiliate of such member of the Company Group or (ii) with respect to which any Affiliate of any member of the Company Group, or any member of the immediate family of any such Affiliate, owns more than 10% of the Equity Securities of such Person. To the Company Group’s Knowledge, all residential retail electric customer relationships between the Company Group and any such Person are in good standing and were entered into in the Ordinary Course of Business in accordance with the prevailing market rates offered by the Company Group at such time. Except as set forth in Section 5.28 of the Company Group Disclosure Letter, no Affiliate of any member of the Company Group has any material interest in any property, real or personal, tangible or intangible, including Intellectual Property, used in the business of the Company Group as currently conducted.

5.29 Disclosure. No representations, warranties or written statements by the Seller contained in this Agreement or any of the Transaction Documents contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser and Just Energy, jointly and severally, hereby represent and warrant to the Seller as follows:

6.1 Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the applicable Laws of Delaware and has all requisite corporate power and authority to effect the transactions contemplated hereunder. The Purchaser is duly qualified and in good standing in every jurisdiction in which the conduct of the business of the Purchaser or the ownership of its properties and assets requires it to be so qualified, except where the failure to be so qualified would not result in a material adverse effect on the Purchaser.

6.2 Organization—Just Energy. Just Energy is a corporation duly organized, validly existing and in good standing under the federal Laws of Canada and has all requisite corporate power and authority to issue the Earnout Shares.

6.3 Authorization. The Purchaser has all requisite power and authority, corporate or otherwise, to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the Transaction Documents to which the Purchaser is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of the Purchaser. This Agreement and the Transaction Documents to which the Purchaser is a party have been duly and validly executed and delivered by the Purchaser and are Enforceable against the Purchaser.

6.4 Authorization—Just Energy. Just Energy has all requisite power and authority, corporate or otherwise, to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby, including the issuance of the Earnout Shares. The execution, delivery and performance of this Agreement and the Transaction Documents to which Just Energy is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of Just Energy. This Agreement and the Transaction Documents to which the Purchaser is a party have been duly and validly executed and delivered by the Purchaser and are Enforceable against the Purchaser.

6.5 No Conflict. The execution and delivery by the Purchaser and Just Energy of this Agreement and the Transaction Documents to which the Purchaser or Just Energy, as applicable, is a party, the consummation of the transactions contemplated herein and therein by the Purchaser or Just Energy, and the performance of the covenants and agreements of the Purchaser and Just Energy will not, with or without the giving of notice or the lapse of time, or both, (a) violate or conflict with any of the provisions of any Governing Documents of the Purchaser or Just Energy, as applicable; (b) violate, conflict with or result in breach or default under or cause termination of any term or condition of any Contract to which the Purchaser or Just Energy, as applicable, is a party or by which the Purchaser, Just Energy or any of their respective properties may be bound; or (c) violate any provision of applicable Law or ruling of any Governmental Entity to which the Purchaser or Just Energy, as applicable, is a party or by which the Purchaser, Just Energy or their respective properties may be bound.

6.6 Required Consents and Approvals. Except as set forth in Section 6.6 of the Purchaser Disclosure Letter, no consent, approval or authorization of, or declaration, filing or registration with, or notice to, any Governmental Entity or other Person is or was required to be made, obtained or given by the Purchaser or Just Energy in connection with the Purchaser’s or Just Energy’s authorization, execution and delivery of this Agreement or other transaction documents to which the Purchaser or Just Energy is a party, the performance by the Purchaser or Just Energy of their respective obligations hereunder and thereunder or the consummation by the Purchaser and Just Energy of the transactions contemplated hereby or the issuance of the Earnout Shares by Just Energy.

6.7 Litigation. There has been no, and there is currently no, Action pending or, to the Purchaser’s knowledge, overtly threatened against the Purchaser or Just Energy at law or in equity, or before or by any Governmental Entity which would materially and adversely affect the Purchaser’s or Just Energy’s performance under this Agreement or the consummation of the transactions contemplated hereby, including the performance of the Purchaser and Just Energy pursuant to Section 3.5.

6.8 Reporting Issuer Status. Just Energy is a “reporting issuer” in each of the Provinces of Canada. Just Energy is in material compliance with all Applicable Canadian Securities Laws therein and the Common Shares are listed and posted for trading on the TSX. Just Energy is not in default of any requirements of Applicable Canadian Securities Laws or any rules or regulations of the TSX and no securities regulatory authority in any of the Provinces of Canada has issued any order which is currently outstanding preventing or suspending trading of the Common Shares, and no such proceeding is, to the Knowledge of Just Energy, pending, contemplated or threatened. The documents and information comprising the Just Energy Public Record did not at the respective times they were filed with the relevant securities authorities, contain any Misrepresentation, unless such document or information was subsequently corrected or superseded in the Just Energy Public Record prior to the date hereof. Just Energy has not filed any confidential material change report or similar report with the securities regulatory authority of any Province of Canada which at the date hereof remains confidential.

6.9 Capitalization. As of the date hereof, the authorized and issued capital of Just Energy is in all material respects as set out in the Just Energy Public Record. As of the date hereof, there are issued and outstanding 137,813,064 Common Shares and no other shares are issued and outstanding.

6.10 Earnout Shares. Just Energy has reserved and allotted a sufficient number of Earnout Shares as may be issuable pursuant to Section 3.5 of this Agreement, and, subject to the terms and conditions of this Agreement, such Earnout Shares, when issued, will be validly issued as fully paid and non-assessable shares, free and clear of all Encumbrances.

6.11 No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Common Shares has been issued by any Governmental Entity and is continuing in effect.

6.12 Financial Statements. The Just Energy Financial Statements have been prepared in accordance with Canadian GAAP and present the financial position, results of operations and changes in financial position of Just Energy as of the dates thereof and for the periods indicated therein.

6.13 Brokers, Finders and Investment Bankers. The Purchaser has not employed any broker, finder, investment banker, or other intermediary or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees, or other similar fees in connection with the transactions contemplated by this Agreement.

6.14 Independent Investigation. As of the date of this Agreement, the Purchaser and Just Energy will have completed their independent investigation, verification, analysis, review and evaluation of this Agreement, the Transaction Documents, the properties and assets of the Company Group and the Units, as the Purchaser and Just Energy have deemed necessary or appropriate. EXCEPT FOR THE REPRESENTATIONS EXPRESSLY MADE IN THIS AGREEMENT OR THE TRANSACTION DOCUMENTS, THE PURCHASER AND JUST

ENERGY ACKNOWLEDGE AND AGREE THAT THERE ARE NO REPRESENTATIONS, WARRANTIES, STATEMENTS, ASSURANCES OR GUARANTEES MADE BY OR ON BEHALF OF THE SELLER, EXPRESS OR IMPLIED. THE PURCHASER AND JUST ENERGY HAVE RELIED AND WILL RELY SOLELY UPON THEIR OWN INDEPENDENT INVESTIGATION, VERIFICATION, ANALYSIS AND EVALUATION.

6.15 Disclosure. No representations, warranties or written statements by the Purchaser or Just Energy contained in this Agreement or any of the Transaction Documents contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

ARTICLE VII

COVENANTS OF THE SELLER

7.1 Pre-Closing Operations of the Company Group. During the Interim Period, FRH shall conduct, and the Seller shall cause the Company Group to conduct, its business in the Ordinary Course of Business and in a manner not representing a new strategic direction for the Company Group, and the Seller shall use their Commercially Reasonable Efforts to maintain satisfactory business relationships with the Company Group’s suppliers, customers and others having material business relationships with the Company Group in respect of its business. Without limiting the foregoing, the Seller covenants and agrees that, except as consented to in writing by the Purchaser (which consent will not unreasonably be withheld, conditioned or delayed), during the Interim Period the Seller shall cause each member of the Company Group to operate and conduct itself only in the Ordinary Course of Business. Pursuant thereto and not in limitation of the foregoing:

(a) The Company Group shall (i) manage its working capital, including cash, receivables, other current assets, trade payables and other current liabilities, in a fashion consistent with past practice, including by selling inventory and delivering energy to its customers in an orderly and prudent manner and paying outstanding obligations, trade accounts and other indebtedness as they come due, and (ii) manage its supply in an orderly and prudent manner and in accordance with the Company Group’s risk management policies.

(b) No material Contract of any kind relating to the Company Group shall be entered into without the prior written consent of the Purchaser (for purposes hereof, the word “material” shall refer to any Contract which, if it had been entered into prior to execution of this Agreement, would have been required to be disclosed under Article V). Any such Contract, entered into with the prior written consent of the Purchaser, shall be deemed to have been disclosed in the appropriate Section of the Company Group Disclosure Letter.

(c) The Company Group shall maintain its assets in their present state of repair (ordinary wear and tear excepted), shall use its Commercially Reasonable Efforts to keep available the services of its employees, and preserve the goodwill of its business and relationships with the customers, licensors, suppliers, distributors and brokers with whom it has business relations.

(d) The Company Group shall not take any of the following actions during the Interim Period without the prior written consent of the Purchaser (which consent will not be unreasonably withheld, conditioned or delayed):

(i) Amend any Governing Documents of any member of the Company Group;

(ii) Issue substitute stock certificates or unit certificates to replace certificates which have been lost, misplaced, destroyed, stolen or are otherwise irretrievable, unless an adequate bond or indemnity agreement approved by the Purchaser has been duly executed and delivered to the Company Group;

(iii) Solicit or entertain any offer for, or sell or agree to sell, or participate in any business combination with respect to, any of its Equity Securities;

(iv) Do any act, omit to do any act or permit any act within the control of the Company Group or the Seller which will cause any representation or warranty made herein to be untrue as of the Closing or prevent the Seller or the Company Group from complying with any obligation contained in this Agreement or any obligations contained in any material Contract;

(v) Outside of the Ordinary Course of Business: make any declaration, set aside or payment of any dividend or other distribution of assets (whether in cash, Equity Securities or property) with respect to the Equity Securities of any member of the Company Group, or any direct or indirect redemption, purchase or other acquisition of such Equity Securities or otherwise make any payment of cash or any transfer of other assets to the Seller;

(vi) Issue Equity Securities of any member of the Company Group;

(vii) Settle or compromise any material Tax liability or make, change or revoke any material Tax election; or

(viii) Take any affirmative action, or fail to take any reasonable action within its control, as a result of which any of the changes or events listed in Section 5.24 is likely to occur.

7.2 Employees.

(a) Without limiting the generality of Section 7.1, the Seller agrees that, except as expressly contemplated by this Agreement or otherwise consented to in writing by the Purchaser (which consent will not unreasonably be withheld, conditioned or delayed) from the date hereof until the Closing Date, the Seller and the Company Group shall not (a) increase the compensation (or benefits) payable to or to become payable to any director, or sales agent (other than increases in commissions in accordance with existing commission policies and schedules) or employee of any member of the Company Group, except for increases in salary or wages of employee in the Ordinary Course of Business and consistent with past practice; (b) make any new grants of severance or termination pay or enter into or amend any employment or severance agreement with any sales agent or employee of the Company Group or any employee of the Seller who is performing or has performed services for the Company Group; (c) terminate or hire any management-level employees of the Company Group or employees of the Seller who are engaged in the business of the Company Group; (d) establish, adopt, enter into or amend any collective bargaining agreement or Employee Benefit Plan (except as otherwise required by applicable Law); (e) take any action to accelerate any rights or benefits, or make any determinations not in the Ordinary Course of Business consistent with past practice, under any Employee Benefit Plan; or (f) make any promise or other representation, written or oral, relating to future actions similar to those listed above. The Seller agrees to assume responsibility (i) for all liabilities with respect to Employee Benefit Plans which arise prior to Closing and relate to the coverage of any participants who are employees or independent contractors of the Seller and who will not be employees or independent contractors of the Company Group after Closing and (ii) for all liabilities with respect to Employee Benefit Plans which result from the removal of Seller’s employees or independent contractors from the Employee Benefit Plans pursuant to Section 7.2(b)(ii) including any liabilities under the Consolidated Omnibus Budget Reconciliation Act and all applicable similar state Laws with respect to such employees.

(b) Prior to Closing, the Seller shall take or cause to be taken all steps necessary to (i) transfer sponsorship and administration of the Employee Benefit Plans (including any underlying funding arrangements and insurance policies) from Seller to the Company Group and (ii) remove any participants from the Employee Benefit Plans who are employees or independent contractors of the Seller and who will not be employees or independent contractors of the Company Group after Closing.

7.3 Access and Cooperation. During the Interim Period, the Seller shall (a) provide the Purchaser and its designees (e.g., officers, counsel, accountants, actuaries, and other authorized representatives) with such information as the Purchaser or its designees may from time to time reasonably request with respect to the Company Group and the transactions contemplated by this Agreement; (b) provide the Purchaser and its designees reasonable access and right to inspect, during regular business hours and upon reasonable notice, to the books, records, offices, personnel, counsel, accountants and actuaries of the Company Group, as the Purchaser or its designees may from time to time reasonably request, including in connection with the Purchaser’s financing; and (d) cooperate with all reasonable requests of the Purchaser in connection with the Purchaser’s financing, including promptly furnishing such additional information reasonably requested by the Purchaser and preparing such documents, including financial statements of the Company Group, as may be reasonably requested by the Purchaser. Any investigation shall be conducted in such a manner so as not to interfere unreasonably with the operation of the business of the Company Group. No such investigation shall limit or modify in any way the Seller’s, or the Company Group’s respective obligations with respect to any breach of their representations, warranties, covenants or agreements contained herein.

7.4 Interim Financials. As promptly as practicable after each regular accounting period subsequent to the Interim Balance Sheet Date and prior to the Closing Date, the Seller will deliver to the Purchaser periodic financial reports in the form in which the Company Group customarily prepares for internal purposes concerning the Company Group and, if available, unaudited statements of the financial position of the Company Group as of the last day of each accounting period and statements of income and changes in financial position of the Company Group for the period then ended.

7.5 Preparation of Supporting Documents. In addition to such actions as the Seller may otherwise be required to take under this Agreement or applicable Law to consummate this Agreement and the transactions contemplated hereby, the Seller shall take such actions, shall furnish such information, and shall prepare, or cooperate in preparing, and execute and deliver such certificates, agreements and other instruments as the Purchaser may reasonably request from time to time, before, at or after the Closing, with respect to compliance with obligations of the Purchaser, the Seller in connection with the Purchaser’s purchase of the Units from the Seller and the acquisition of the Company Group. Upon request by the Purchaser, the Seller shall promptly execute and deliver an accredited investor statement in connection with the issuance of the Earnout Shares in form and substance similar to the representation and warranty contained in Section 4.5(a) to the extent applicable to the Seller at such time.

7.6 No Solicitation. During the Interim Period, the Seller shall not, and shall direct each of its respective Affiliates, managers, officers, employees, representatives and agents not to, directly or indirectly, encourage, solicit, initiate or engage in discussions or negotiations with, or provide any non-public information to, any Person concerning any merger, sale of substantial assets, sale of Equity Securities or similar transactions involving the Company Group or enter into any agreement with respect thereto. The Seller shall promptly communicate to the Purchaser the terms of any proposal which it or any of them may receive in respect of all such transactions prohibited by the foregoing.

7.7 Seller Release. In consideration for the Purchase Price, as of and following the Closing, the Seller, for itself and its successors and assigns (but excluding Just Energy, the Purchaser and the Company Group) (collectively, the “Releasors”), knowingly, voluntarily, unconditionally and irrevocably releases and discharges each member of the Company Group and their respective managers, directors, officers, employees, agents, and representatives (collectively, the “Released Parties”) from any and all actions, suits, claims, demands, debts, sums of money, accounts, reckonings, bonds, bills, covenants, Contracts, controversies, promises, judgments, liabilities and costs or obligations of any kind whatsoever in law or equity, or otherwise (including claims for damages, costs, expenses, and attorneys’, brokers’ and accountants’ fees and expenses) for additional payment or consideration in connection with the transactions contemplated by this Agreement, as well as all other events, facts, conditions or circumstances existing or arising prior to the Closing Date, which the any Releasor can, shall or may have against the Released Parties, and that now exist or may hereafter accrue (collectively, the “Released Claims”); provided, however, that Released Claims shall not include claims available to the Releasors under this Agreement or the Transaction Documents. The Releasors shall refrain from asserting any claim or demand or commencing (or causing to be commenced) by way of a lawsuit, action or other proceeding, whether judicial, administrative or otherwise, or otherwise attempting to collect or enforce any such Released Claim against any of the Released Parties.

7.8 Future Use of Name. From and after the Closing, the Purchaser and its Affiliates shall have the exclusive right to use, and neither the Seller nor any of its Affiliates shall have any right to use, any trade name of any member of the Company Group; provided that the Seller and its Affiliates may use the trade name “Fulcrum” in connection with the activities set forth on Section 7.8 of the Seller Disclosure Letter and as part of such entity’s corporate name.

7.9 Tail Insurance. On or prior to the Closing, the Seller shall, at the Seller’s expense, obtain tail coverage under the Company Group’s existing directors and officers insurance policy for at least eighteen (18) months after the Closing Date for the benefit of the Company Group solely covering claims with respect to acts or omissions of the Company Group at or prior to the Closing Date. The Seller shall also ensure that the insurance policy is appropriately updated to be in the name of the Company Group (rather than Vega). If the renewal of such policy is not obtained as required herein or is or becomes invalid for any reason, the Purchaser, upon notice to the Seller, is authorized to obtain the same at the Seller’s reasonable expense.

7.10 Covenant Not to Solicit or Compete.

(a) Restrictions. The Seller acknowledges and agrees that it has (i) intimate knowledge of the Business, including but not limited to, knowledge of its Proprietary Information, and (ii) knowledge of and relationships with the customers, vendors, suppliers and referral sources of the Business, and that such knowledge and relationships are such that if the Seller were to compete with the Purchaser within the Restricted Territory at any time during the Restricted Period, the value to the Purchaser of the transactions contemplated by this Agreement, and the benefits that the Purchaser bargained for under this Agreement, would be severely and irreparably damaged. Further, the Seller acknowledges and agrees that the covenants not to solicit or compete contained herein are a fundamental element of the transactions contemplated by this Agreement, and that the transaction would not have been consummated in the absence of the covenant not to solicit or compete. Accordingly, the Seller agrees that during the Restricted Period, the Seller shall not, and the Seller shall ensure that its Affiliates shall not, directly or indirectly, either individually, in partnership, jointly, or in conjunction with, or on behalf of, any Person, other than for the direct benefit of the Purchaser or its affiliates:

(i)(A) engage in the Restricted Business within the Restricted Territory or (B) otherwise obtain any interest in, advise, lend money to, guarantee the debts or obligations of, or perform services in either a supervisory or managerial capacity or as an advisor, consultant or independent contractor for, or otherwise participate in the ownership, management or control of, any Person that is engaged in the Restricted Business within the Restricted Territory, except that the Seller may own not more than three percent (3%) of the capital stock of any Person whose stock is traded on the TSX, NASDAQ or the New York Stock Exchange, even if such Person is in the Restricted Business, provided that such investment is completely passive in nature;

(ii) solicit or contact any Restricted Customer for the purpose of providing products or services within the Restricted Territory that are the same as, or similar to, those provided by the Company Group or, to the Company Group’s Knowledge, the Purchaser;

(iii) solicit, induce or encourage any Restricted Customer to terminate or modify any business relationship with the Company Group or the Purchaser;

(iv) solicit, induce or encourage any Key Affinity Partner to terminate or modify any business relationship with the Company Group or the Purchaser;

(v) solicit or persuade, or attempt to solicit or persuade, any person who is in the employ of the Company Group or the Purchaser at the time of such contact to terminate or modify his or her employment relationship, whether or not pursuant to a written agreement, with any member of the Company Group or the Purchaser; or

(vi) solicit or persuade, or attempt to solicit or persuade, any person who performs services as an independent contractor, broker of or consultant to the Company Group or the Purchaser, or any other individual who provides incidental services to the Company Group or the Purchaser, at the time of such contact to terminate or modify his or her relationship, whether or not pursuant to a written agreement, with any member of the Company Group or the Purchaser.

(b)	Remedies for Breach.

(i) The Seller acknowledges and agrees that its breach of any of the covenants contained in this Section 7.10 would cause irreparable injury to the Purchaser and that remedies at law of the Purchaser for any actual or threatened breach by the Seller of such covenants would be inadequate; therefore, the Seller further acknowledges and agrees that the Purchaser shall be entitled to specific performance of the covenants in this Section 7.10 or injunctive relief against activities in violation of this Section 7.10, or both, by temporary or permanent injunction or other appropriate judicial remedy, writ or order, without the necessity of proving actual damages or posting a bond. This provision with respect to injunctive relief shall not diminish the right of the Purchaser to claim and recover damages against the Seller for any breach of this Section 7.10, in addition to injunctive relief. Accordingly, in the event of a breach of this Section 7.10, the Purchaser, in its sole discretion, may elect to pursue injunctive relief or monetary damages, or both.

(ii) The Seller acknowledges and agrees that it shall be responsible for all legal expenses, including reasonable attorneys’ fees, which the Purchaser incurs in pursuing remedies, whether legal or equitable, for any actual or threatened breach of this Section 7.10 by the Seller.

(iii) The Seller acknowledges and agrees that the covenants contained in this Section 7.10 shall be construed as agreements independent of any other provision of this Agreement or any other Contract between the parties hereto and that the existence of any claim or cause of action by the Seller against the Purchaser, whether predicated upon this or any other contract or agreement, shall not constitute a defense to the enforcement by the Purchaser of the covenants in this Section 7.10.

(c) Reasonableness. The Seller has carefully considered the nature and extent of the restrictions in this Section 7.10 and the rights and remedies conferred on the Purchaser under this Section 7.10, and the Seller hereby acknowledges and agrees that:

(i) the description of the Restricted Territory embodies locations where the Seller understands that the Purchaser currently conducts the Business or reasonably expects to conduct the Business in accordance with its current business plan;

(ii) the Seller understands that the Purchaser and the Company Group intend to expand the geographic scope of the Business after Closing, and the potential geographic expansion of the Business is a significant portion of the value for which the Purchaser is paying pursuant to the Agreement;

(iii) the restrictions and covenants contained herein, and the rights and remedies conferred up on the Purchaser, are necessary to protect the goodwill and other value of the Company Group and the benefits bargained for by the Purchaser under the Agreement; and

(iv) the restrictions placed upon the Seller hereunder are fair and reasonable in time and territory and place no greater restraint upon the Seller than is reasonably necessary to secure the goodwill and other value of the Company Group and the benefits bargained for by the Purchaser under the Agreement.

(d)	Additional Acknowledgments by the Seller.

(i) The Seller acknowledges and agrees that any portion of the Purchase Price allocated to the covenants contained in this Section 7.10 pursuant to Section 3.8 does not in any way reflect, nor is in any way intended to reflect, (A) the value of the overall legal consideration being given to the Seller for such covenants or (B) the amount of monetary damages that would adequately compensate the Purchaser or its Affiliates for any violation or attempted violation of any of the Seller’s obligations under this Section 7.10. Accordingly, the Seller agrees to not assert the foregoing as a defense to any such violation or attempted violation nor assert any of the foregoing as relevant to determining adequacy of consideration or monetary damages for any such violation or attempted violation.

(ii) If any of the covenants contained in this Section 7.10, or any part thereof, is held to be unenforceable because of the duration or geographical scope of such provision, the Parties agree that the court or arbitral tribunal making such determination shall have the power to reduce the duration or scope of such provision, as the case may be, or delete specific words or phrases, and, in its reduced form, such provision shall then be enforceable and shall be enforced.

(iii) The Seller acknowledges and agrees that the consummation of the transactions contemplated by this Agreement by Just Energy and the Purchaser under this Agreement shall be valid and adequate consideration for the covenants set forth in this Section 7.10. Accordingly, the Seller hereby waives, to the greatest extent permissible by applicable Law, inadequacy of consideration as a defense to any violation or attempted violation of any of the Seller’s obligations under this Section 7.10.

(iv) Notwithstanding any provision in this Agreement to the contrary: (i) the obligations of the Seller under this Section 7.10 shall survive for the Restricted Period; and (ii) none of the limitations in Article XI shall apply to any indemnification obligations of the Seller related to any matters under this Section 7.10.

ARTICLE VIII

COVENANTS OF THE PARTIES

8.1 Approvals of Third Parties; Satisfaction of Conditions to Closing. During the Interim Period, the Seller and the Purchaser will use Commercially Reasonable Efforts, and will cooperate with one another, to secure all necessary consents, approvals, authorizations and exemptions from Governmental Entities and other third parties, including all consents required by Sections 10.4, 10.5 and 10.12. The Seller will use Commercially Reasonable Efforts to cause or obtain the satisfaction of the conditions specified in Article X. The Purchaser will use Commercially Reasonable Efforts to cause or obtain the satisfaction of the conditions specified in Article IX.

8.2 Confidentiality. The Parties covenant and agree that:

(a) Each Recipient shall hold in confidence and not directly or indirectly use, copy, reveal, report, publish, disclose or transfer any of the Proprietary Information to any Person except as necessary to carry out its obligations under this Agreement, or utilize any of the Proprietary Information for any purpose not explicitly authorized hereunder, except that Recipient may disclose Proprietary Information of a Disclosing Party to its employees, consultants and financial and legal advisors (hereinafter “Consultants”), provided such Consultants have a need to know and have executed nondisclosure agreements obligating such Consultants to keep the Proprietary Information of such Disclosing Party confidential, or are otherwise bound by similar confidentiality obligations. The limitations contained in this Section 8.2 shall continue (i) with regard to Confidential Information, for the duration of this Agreement and for two (2) years thereafter, and (ii) with regard to Trade Secrets, for the duration of this Agreement and in perpetuity thereafter.

(b) If the transactions contemplated hereunder are not consummated, each Recipient will deliver to the Disclosing Party, or destroy, all memoranda, notes, records, tapes, documentation, disks, manuals, files or other documents, and all copies thereof, concerning or containing Proprietary Information that are in Recipient’s possession, whether made or compiled by Recipient or furnished to Recipient by such Disclosing Party.

(c) In the event a Recipient becomes legally compelled to disclose any of the Proprietary Information, such Recipient will provide to the Disclosing Party prompt notice so that each Disclosing Party may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. In the event that such protective order or other remedy is not obtained, or compliance with the provisions of this Agreement is waived, such Recipient will furnish only that portion of the Proprietary Information which is legally required, and to the extent requested by the Disclosing Party, will exercise its best efforts to obtain a protective order or other reliable assurance that confidential treatment will be accorded the Proprietary Information.

(d) The covenants and agreements contained herein shall inure to the benefit of, and may be enforced by, the successors and assigns of each Party and shall survive any termination of this Agreement, whether such termination is at the instance of either Party, and regardless of the reasons therefore. The protection afforded hereunder is in addition to and does not replace any prior confidentiality or nondisclosure obligation of one Party to the other.

(e) The injury that a Disclosing Party will suffer in the event of a Recipient’s breach of any covenant or agreement contained herein cannot be compensated by monetary damages alone, and Recipient therefore agrees that a Disclosing Party, in addition to and without limiting any other remedies or rights which it may have either under this Agreement or otherwise, shall have the right to obtain an injunction against Recipient, from any court of competent jurisdiction, enjoining any such breach.

8.3 Hart-Scott-Rodino Notification. The Seller and the Purchaser have each filed a notification with the United States Justice Department (the “Justice Department”) and the Federal Trade Commission (the “FTC”) as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The Seller and the Purchaser shall keep all information about the other obtained in connection with the preparation of such notification confidential. The Seller and the Purchaser have shared equally the filing fee required under by the regulations promulgated pursuant to the HSR Act. In the event that the Seller or the Purchaser receive a request for additional information or documentary material from the Justice Department or the FTC (a) the Purchaser shall be primarily responsible for responding to such request and (b) the Seller shall not respond to such request or furnish any additional information or documentary material without first notifying the Purchaser in writing.

8.4 Tax Matters.

(a) Preparation and Filing of Tax Returns. The Seller shall prepare and file when due, or shall cause to be prepared and filed when due, all Tax Returns of any member of the Company Group for all Tax periods ending on or before the Closing Date that are due after the Closing Date, including for those jurisdictions and Governmental Entities that permit or require a short period Tax Return for Taxes (the “Seller Prepared Returns”). The Seller shall provide the Purchaser with copies of each Seller Prepared Return no later than twenty (20) days prior to the filing deadline (including extensions) with respect to such Seller Prepared Return; provided, that in the case of any Seller Prepared Return which filing deadline (including extensions) is within thirty (30) days after the Closing Date and which cannot be reasonably prepared and provided to the Purchaser at least twenty (20) days prior to such filing deadline, the

Seller shall provide a copy of such Seller Prepared Return no later than five (5) days prior to such filing deadline. The Purchaser shall have the right to review and comment on (without obligation on the Seller to accept such comments), prior to their filing all Tax Returns of each member of the Company Group with respect to the period ending on the Closing Date. The Purchaser shall cause to be prepared and filed in a timely manner all Tax Returns for Straddle Periods required to be filed by any member of the Company Group (“Purchaser Prepared Returns”). The Seller Prepared Returns and the Purchaser Prepared Returns shall be prepared in accordance with past practices of the Company Group (so long as such practices comply with applicable Law) and applicable Law. The Purchaser shall provide the Seller with copies of portions of such Tax Returns as relates to each member of the Company Group from each Purchaser Prepared Return no later than twenty (20) days prior to the filing deadline (including extensions) with respect to such Purchaser Prepared Return for the Seller’s review and shall make such changes as are reasonably requested by the Seller with respect to the portions of such Purchaser Prepared Returns as relates to any member of the Company Group; provided, that in the case of any Purchaser Prepared Return which filing deadline (including extensions) is within thirty (30) days after the Closing Date and which cannot be reasonably prepared and provided to the Seller at least twenty (20) days prior to such filing deadline, the Purchaser shall provide a copy of such Purchaser Prepared Return no later than five (5) days prior to such filing deadline.

(b) Payment of Taxes.

(i) Seller Prepared Returns. Within five (5) Business Days of the due date (taking extensions into account) of the Seller Prepared Tax Returns that are filed by a member of the Company Group, the Seller shall pay to the Purchaser an amount equal to the Taxes of each member of the Company Group that are shown as due on such Seller Prepared Returns.

(ii) Purchaser Prepared Returns. Following the filing of a Purchaser Prepared Tax Return, the Purchaser shall provide to the Seller a written notice setting forth in sufficient detail the calculation and amount of Taxes shown on such Tax Return that are Taxes of the Company Group for the Pre-Closing Tax Period (a “Tax Statement”). Within ten (10) Business Days after the Seller receives a Tax Statement from the Purchaser, the Seller shall either (A) pay the Purchaser the amount of Taxes set forth on such Tax Statement that are Taxes of the Company Group for the Pre-Closing Tax Period or (B) provide to the Purchaser written notice of the Seller’s disagreement of the calculation and amount of Taxes set forth on such Tax Statement that are Taxes of the Company Group for the Pre-Closing Tax Period. In the event the Seller provides written notice of its disagreement with a Tax Statement provided by Purchaser, the Seller and the Purchaser shall use their good faith efforts to resolve the disputed items on such Tax Statement, and within five (5) Business Days after such resolution, the Seller shall pay the Purchaser the amount of Taxes with respect to the applicable Tax Return that the Seller and the Purchaser have agreed are Taxes of the Company Group for the Pre-Closing Tax Period.

(iii) Payable Amount. Notwithstanding any provision to the contrary in this Agreement, the Parties acknowledge and agree that any amounts required to be paid pursuant to this Section 8.4(b) shall be reduced by the amount of Taxes taken into account as a Current Liability for purposes of the Final Closing Statement.

(c) Tax Cooperation. The Purchaser, on the one hand, and the Seller, on the other hand, shall provide the other Party with such information and records and make such of its representatives available as may reasonably be requested by such other Party in connection with the preparation of any Tax Return or any audit or other proceeding regarding any Tax Returns of any member of the Company Group. The Purchaser agrees (i) to retain all books and records with respect to Tax matters relating to any member of the Company Group for any Tax period ending on or before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Seller, any extensions thereof) of the respective Tax period, and to abide by all record retention agreements entered into with any Governmental Entity of which the Purchaser has knowledge, and (ii) to give the Seller reasonable written notice prior to transferring, destroying, or discarding any such books and records and, if the Seller so requests, the Purchaser shall allow the Seller to take possession of such books and records. The Purchaser and the Seller acknowledge and agree, upon the reasonable request by any such Party, to use their Commercially Reasonable Efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be reasonably necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated by this Agreement). To the extent any consent or approval is required under this Section 8.4(c), such consent or approval shall not be unreasonably withheld, conditioned or delayed by the Person required to provide such consent or approval.

(d) Transfer Taxes. The Seller and the Purchaser shall each be responsible for fifty percent (50%) of all transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions described in this Agreement. Notwithstanding Section 8.4(a), the Party primarily or customarily responsible for filing the applicable Tax Return with respect to an applicable Transfer Tax (the “Filing Party”) shall prepare and file, or cause to be prepared and filed, such Tax Return, and the Filing Party shall make timely payment (taking into account any applicable extensions) of such Transfer Taxes set forth on such Tax Return, subject to reimbursement from the other Party of its share of such Transfer Taxes as set forth in this Section 8.4(d) within five days (5) after receiving written notice from the Filing Party that such Transfer Taxes were paid. The expenses of such filing or filings shall be borne fifty percent (50%) by the Seller and fifty percent (50%) by the Purchaser.

(e) Tax Audits and Proceedings. Notwithstanding the provisions of Section 11.4, the provisions of this Section 8.4(e) shall apply to Tax Claims. If written notice of any audit or proceeding with respect to Taxes or Tax Returns of, or with respect to, any member of the Company Group or the assets of any member of the Company Group (a “Tax Claim”) is received by the Purchaser, any member of the Company Group or any of their respective Affiliates with respect to any period (or portion thereof) ending on or before the Closing Date, or for which the Seller could have an indemnification obligation under this Agreement, the Purchaser shall notify the Seller promptly in writing of such Tax Claim. The failure of the Purchaser to notify the Seller pursuant to this Section 8.4(e) shall not constitute a waiver of any claim to indemnification under this Agreement in the absence of material prejudice to the Seller. The Seller, at its sole expense, shall have the right to represent the applicable member of the Company Group in connection with any Tax Claim relating to any period ending on or before the Closing Date and control the discussions and other proceedings that may occur with respect to the resolution of any such Tax Claim; provided that, in the event that any such Tax Claim could result in an adjustment that would increase the liability for Tax attributable to a period (or portion thereof) ending after the Closing Date or for any Tax that is the responsibility of the Purchaser, a member of the Company Group or any respective Affiliates under this Agreement, the Seller, on a timely basis, shall keep the Purchaser reasonably informed of the progress of any such Tax Claim, shall permit the Purchaser, at its sole expense, to participate in the discussions and other proceedings with respect to the resolution of the Tax Claim, and shall not settle or compromise any such Tax Claim without the consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed. The Purchaser, at its sole expense, shall have the right to represent the applicable member of the Company Group in connection with any Tax Claim relating to a Straddle Period and control the discussions and other proceedings that may occur with respect to the resolution of any such Tax Claim; provided that, in the event that any such Tax Claim could result in an adjustment that would result in an indemnification obligation for the Seller pursuant to Section 11.1(d), the Purchaser, on a timely basis, shall keep the Seller reasonably informed of the progress of any such Tax Claim, shall permit the Seller, at its sole expense, to participate in the discussions and other proceedings with respect to the resolution of the Tax Claim, and shall not settle or compromise any such Tax Claim without the consent of the Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(f) Survival and Indemnification. Notwithstanding any provision in this Agreement to the contrary, the provisions of this Section 8.4 shall survive until thirty (30) days after the expiration of the statute of limitations applicable to the obligation to pay the relevant Taxes covered hereby.

(g) Straddle Periods. For purposes of Section 8.4(b) and Section 11.1(d), the following provisions shall apply:

(i) In the case of any Tax of a member of the Company Group that is based on income, sales, revenue, production or similar items, or other Taxes not described in Section 8.4(g)(ii), and pertains or is attributable to any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of such Tax attributable to the Pre-Closing Tax Period of such Straddle Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date; and

(ii) In the case of any liability for any real property, personal property, ad valorem and similar Taxes (“Property Tax”) attributable to a Straddle Period, the amount of such Property Tax attributable to the Pre-Closing Tax Period shall be deemed to be the amount of such Property Tax for the entire Straddle Period, multiplied by a fraction, the numerator of which is the number of days in such Straddle Period ending on and including the Closing Date, and the denominator of which is the number of days in such Straddle Period.

(h) Refunds. Any refund of Taxes or amounts credited against Taxes to which a member of the Company Group becomes entitled that are attributable to any Pre-Closing Tax Period shall be for the benefit of the Seller, except to the extent they are Current Assets. The Purchaser shall promptly pay over (or cause the applicable member of the Company Group to pay over) to the Seller all refunds or the amount of any credit to which the Seller is entitled pursuant to the preceding sentence (including interest with respect thereto paid by the applicable Governmental Entity).

(i) Section 754 Elections. To the extent that Amigo does not have in effect an election pursuant to Section 754 of the Code (a “Section 754 Election”) that would be applicable on the deemed sale of the Amigo membership units by the Seller pursuant to this Agreement, the Seller and the Purchaser shall each use its Commercially Reasonable Efforts to cause Amigo to make a Section 754 Election that would be applicable on the deemed sale of the Amigo membership units by the Seller pursuant to this Agreement.

8.5 Notice of Breach or Potential Breach. During the Interim Period, the Seller and the Purchaser shall promptly notify the other in writing of any change, circumstance or event which would cause any of the representations or warranties made by any Party pursuant to this Agreement to be untrue as of the date hereof or at the Closing or which prevents the Parties from complying with any of their respective obligations hereunder. Notwithstanding the foregoing, no disclosure pursuant to this Section 8.5 shall be deemed to prevent or cure any breach of a representation or warranty or failure to perform any covenant or agreement hereunder for purposes of Section 9.1(a) or Section 10.1(a).

8.6 Updated Disclosure Letters. During the Interim Period, each Party shall have the right to supplement or amend such Party’s Disclosure Letter with respect to any information, circumstance or condition hereafter arising which, if existing at the date of this Agreement, would have been required to be set forth or described in such Party’s Disclosure Letter (a “Disclosure Notice”). Any Disclosure Notice shall be deemed to update such Party’s Disclosure Letter and cure any breach of any representation or warranty with respect to the matter(s) that is the subject of such Disclosure Notice for purposes of determining the satisfaction of the conditions to Closing set forth in Section 9.1(a) or Section 10.1(a), as applicable; provided, that the matters set forth in such Disclosure Notice would not reasonably be expected to result in a Material Adverse Effect. With respect to any matter set forth in a Disclosure Notice, the Disclosure Notice shall not cure any breach of any representation or warranty and a Party may seek indemnification for any Losses arising from such matter in accordance with the provisions of Article XI; provided, however, if such Disclosure Notice included matters that have caused a Material Adverse Effect thereby giving the other Party a right to terminate this Agreement due to the conditions to Closing set forth in Section 9.1(a) or Section 10.1(a) not being satisfied, as applicable, but such Party elected to proceed with the Closing, then any such matter set forth in a Disclosure Notice by the other Party shall be deemed to have been included in the Disclosure Letters, as applicable, as of the date hereof.

8.7 Reconciliation of the Company Group’s Financial Statements. The Purchaser shall coordinate and arrange, at its expense, for the reconciliation of the Financial Statements of the Company Group from GAAP to IFRS in such format required by the Purchaser; provided, however, that such reconciliation shall not be a condition to Closing.

8.8 Replacement of Existing Security Deposits. During the Interim Period and following the Closing Date, the Seller shall cooperate and assist the Purchaser, including by taking all commercially reasonable actions and executing all documents reasonably requested by the Purchaser that are on terms and conditions reasonably acceptable to the Seller, in connection with the replacement of the Company Group’s existing security deposits, including retail customer deposits, each of which is listed on Section 8.8 of the Company Group Disclosure Letter (collectively, the “Existing Security Deposits”), with letters of credit on such terms and conditions reasonably satisfactory to the Purchaser, on one hand, and the Seller, on the other hand and the Purchaser shall obtain such letters of credit promptly, and in any event within ten (10) Business Days, after the Closing Date. Upon the replacement of the Existing Security Deposits with the letters of credit, the Purchaser shall promptly release to the Seller all amounts paid to the Company Group or the Purchaser from the Existing Security Deposits.

8.9 Return of Deposit. The Parties acknowledge and agree that the deposit listed in Section 8.9 of the Company Group Disclosure Letter (the “Deposit”) shall not be replaced by the Purchaser with a new letter of credit after the Closing Date, but instead shall be released to the Purchaser or the Company Group as promptly as possible after the Closing. Upon the release and receipt of the Deposit, the Purchaser or the Company Group, as applicable, shall promptly pay to the Seller an amount equal to the Deposit.

8.10 Amigo Members. In the event that any Amigo Member fails to waive in writing the Put Option at or prior to the Closing Date without imposing any liability on Amigo or any other member of the Company Group, then the Purchaser shall waive the condition to Closing set forth in Section 10.14 of this Agreement with respect to such Amigo Member. In such event, the Seller shall use Commercially Reasonable Efforts to obtain a written waiver of the Put Option from such Amigo Member following the Closing, and the Seller shall also cooperate and assist the Purchaser and the Company Group in their efforts to obtain such written waiver. In addition, if any Amigo Member fails to waive the Put Option at or prior to the Closing Date and exercises the Put Option after the Closing in accordance with the Amigo Company Agreement, then, (a) upon written notice from Amigo to the Seller, the Seller shall purchase the Equity Securities in Amigo held by such Amigo Member for Fair Market Value (as defined in the Amigo Company Agreement) and (b) the Purchaser shall cause such purchase and sale of Equity Securities to be (i) approved by the then-current board of directors of Amigo as required by the Amigo Company Agreement and (ii) permitted by the Amigo Company Agreement (provided, however, that in no event shall the Purchaser be obligated to incur any out-of-pocket costs or expenses or take any actions in violation of applicable Law in connection with the foregoing). The purchase and sale of such Equity Securities shall occur promptly following delivery of notice from Amigo to the Seller and in accordance with the terms, conditions and procedures set forth in Section 7.6 of the Amigo Company Agreement. The Purchaser and Just Energy hereby agree that the purchase of Equity Securities by the Seller in accordance with this Section 8.10, and the Seller’s subsequent ownership thereof and exercise of rights pursuant thereto, will not constitute a breach of Section 7.10 of this Agreement.

8.11 Maintenance of Status. Until the expiration of the Earnout Period, Just Energy shall use commercially reasonable efforts to maintain the listing and posting for trading of the Common Shares on the TSX, and maintain its status in each of the Provinces of Canada as a reporting issuer not in default of the requirements of the Applicable Canadian Securities Laws.

ARTICLE IX

CONDITIONS TO OBLIGATIONS OF THE SELLER

Each of the obligations of the Seller to be performed hereunder shall be subject to the satisfaction (or waiver by the Seller) at or prior to the Closing Date (including being satisfied simultaneously with the Closing) of each of the following conditions:

9.1 Representations and Warranties Accurate at Closing Date.

(a) Each of the Purchaser’s representations and warranties contained in this Agreement shall be accurate in all material respects as of the date of this Agreement and as of the Closing Date with the same force and effect as though made on and as of the Closing Date;

(b) The Purchaser shall have complied in all material respects with the covenants and agreements set forth herein that are to be performed or complied with by it on or before the Closing Date; and

(c) The Purchaser shall have delivered to the Seller a certificate dated the Closing Date and signed by its duly authorized officer to all such effects of this Section 9.1.

9.2 Litigation. No suit, investigation, action or other proceeding shall be pending or overtly threatened against any member of the Company Group, the Seller or the Purchaser before any Governmental Entity which has resulted in the restraint or prohibition of any such Party, or could, in the reasonable opinion of counsel for the Seller and the Company Group, result in the obtaining of material damages or other relief from any such Party, in connection with this Agreement or the consummation of the transactions contemplated hereby.

9.3 Governmental Approvals. All governmental authorizations, consents and approvals necessary for the valid consummation of the transactions contemplated hereby shall have been obtained and shall be in full force and effect. All applicable governmental pre-acquisition filing, information furnishing and waiting period requirements, including expiration of all applicable waiting periods pursuant to the HSR Act, shall have been met or such compliance shall have been waived by the Governmental Entity having authority to grant such waivers. The TSX shall have issued its conditional listing approval for the listing on such exchange of the Earnout Shares.

9.4 Payment of the Purchase Price. The Purchaser or its designee shall have delivered the Closing Payment and all other payments contemplated by Section 3.2 simultaneously with the Closing.

9.5 Escrow Agreement. The Purchaser shall have executed and delivered the Escrow Agreement.

9.6 No Material Adverse Effect. Since the date hereof, there shall not have occurred a material adverse effect with respect to the Purchaser or Just Energy, and no event shall have occurred or circumstance exist that, in combination with other events or circumstances, would reasonably be expected to have a material adverse effect.

9.7 Certificate. The Purchaser shall deliver or cause to be delivered to the Seller a certificate of an authorized officer of the Purchaser and Just Energy (a) attaching and certifying copies of the resolutions of its board of directors authorizing the execution, delivery and performance of this Agreement and the Transaction Documents; and (b) certifying the name, title and true signature of each officer executing or authorized to execute this Agreement and the Transaction Documents.

9.8 Company Group Release. The Purchaser shall deliver or cause to be delivered to the Seller a waiver and release, in form substantially similar to the release set forth in Section 7.7 and reasonably satisfactory to the Seller, pursuant to which each member of the Company Group waives and releases any and all present and future claims such member of the Company Group may have against the Seller and its Affiliates and their respective officers, managers, employees and agents (including those individuals listed in Section 10.8 of the Company Group Disclosure Letter).

9.9 Purchaser Consents. The Purchaser and Just Energy shall have obtained all consents and approvals required to be listed in Section 6.6 of the Purchaser Disclosure Letter. With respect to each such consent or approval, the Seller shall have received written evidence satisfactory to the Seller that such consent or approval has been duly and lawfully filed, given, obtained or taken and is effective, valid and subsisting.

9.10 Shell Warrant. The Seller and the Purchaser shall have mutually agreed upon the treatment of the Shell Warrant, and the Parties and Shell shall have executed and delivered all documentation in connection therewith and delivered copies thereof to the Purchaser, including such documentation as may be necessary, upon the Seller’s and the Purchaser’s mutual agreement: (a) to cause FRH to cancel or redeem the Shell Warrant; (b) to have the Seller purchase the Shell Warrant; or (c) to have the Purchaser buy the Shell Warrant.

9.11 Shell Agreements. In connection with the Company Group’s supply arrangement with Shell, the following shall have occurred: (a) the Shell Global Agreement shall have been terminated on terms and conditions reasonably satisfactory to the Company Group and the Purchaser; (b) the Shell Master Power Purchase Agreement shall have been amended on terms and conditions satisfactory to the Purchaser with respect to collateral arrangements and certain other matters specified by the Company Group and the Purchaser; (c) the Shell Security Agreements shall have been terminated on terms and conditions reasonably satisfactory to the Company Group; and (d) Shell and/or one or more of its Subsidiaries and/or Affiliates shall release its security interest in the assets and Equity Securities of the Company Group and agree to execute Uniform Commercial Code Termination Statements, or such other documents or endorsements necessary to release of record the security interests of Shell and its Subsidiaries and Affiliates; provided, however, in connection with each of the foregoing, any and all amendment fees and termination fees shall be paid by the Seller out of the Closing Date Payment.

ARTICLE X

CONDITIONS TO OBLIGATIONS OF THE PURCHASER

The obligations of the Purchaser to be performed hereunder shall be subject to the satisfaction (or waiver by the Purchaser) on or before the Closing Date (including being satisfied simultaneously with the Closing) of each of the following conditions:

10.1 Representations and Warranties Accurate at Closing Date.

(a) Each of the representations and warranties of the Seller set forth in this Agreement shall be accurate in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (provided that, in each case, representations and warranties qualified by materiality shall be accurate in all respects as of the date of this Agreement and as of the Closing Date with the same force and effect as though made on and as of the Closing Date), except (i) to the extent that the failure of such representations and warranties to be true and correct has not caused a Material Adverse Effect, (ii) for changes contemplated by this Agreement, and (iii) for those representations and warranties that speak as of a specified date (in which case such representations and warranties shall have been true and correct only on such date, except to the extent that the failure of such representations and warranties to have been true and correct as of such specified date has not caused a Material Adverse Effect).

(b) The Seller shall have performed and complied in all material respects with its covenants and agreements set forth herein that are to be performed or complied with by it on or before the Closing Date; and

(c) The Seller shall have delivered to the Purchaser a certificate signed on its behalf by a duly authorized officer and on behalf of the Seller to all such effects of this Section 10.1.

10.2 No Material Adverse Effect. Since the date hereof, there shall not have occurred a Material Adverse Effect, and no event shall have occurred or circumstance exist that, in combination with any other events or circumstances, would reasonably be expected to have a Material Adverse Effect.

10.3 Litigation. No suit, investigation, action or other proceeding or claim shall be pending or overtly threatened against the Purchaser, the Seller or any member of the Company Group before any Governmental Entity, which has resulted in the restraint or prohibition of any such Party, or, in the reasonable opinion of the Purchaser or its counsel, could result in the obtaining of material damages or other relief from any such Party, in connection with this Agreement or the consummation of the transactions contemplated hereby.

10.4 Governmental Approvals. All governmental authorizations, consents and approvals necessary for the valid consummation of the transactions contemplated hereby shall have been obtained and shall be in full force and effect, including, for greater certainty, the posting of any collateral and taking any other actions necessary to comply with the requirements of the Public Utility Commission of Texas. All applicable governmental pre-acquisition filing, information furnishing and waiting period requirements, including expiration of all applicable waiting periods pursuant to the HSR Act, shall have been met or such compliance shall have been waived by the Governmental Entity having authority to grant such waivers. The TSX shall have issued its conditional listing approval for the listing on such exchange of the Earnout Shares.

10.5 Seller and Company Group Consents. The Seller and the Company Group shall have obtained all consents and approvals required to be listed in Section 5.5 of the Company Group Disclosure Letter. With respect to each such consent or approval, the Purchaser shall have received written evidence satisfactory to the Purchaser that such consent or approval has been duly and lawfully filed, given, obtained or taken and is effective, valid and subsisting.

10.6 FIRPTA Certificate. The Seller shall have delivered an executed certification in the form of Exhibit 10.6 to the effect that it is not a foreign person.

10.7 Opinion of Counsel. The Purchaser shall have received from counsel to the Seller, an opinion, dated as of the Closing Date, in the form of Exhibit 10.7.

10.8 Resignations of Officers and Directors. The officers and directors of each member of the Company Group listed on Section 10.8 of the Company Group Disclosure Letter shall have delivered to the Purchaser their resignations as officers and directors, effective as of the Closing Date, and general releases in the form of Exhibit 10.8.

10.9 Non-Competition and Non-Solicitation Agreement. Each individual listed on Section 10.8 of the Company Group Disclosure Letter shall have executed and delivered to the Purchaser a non-competition and non-solicitation agreement in the form of Exhibit 10.9.

10.10 Shell Warrant. The Seller and the Purchaser shall have mutually agreed upon the treatment of the Shell Warrant, and the Parties and Shell shall have executed and delivered all documentation in connection therewith and delivered copies thereof to the Purchaser, including such documentation as may be necessary, upon the Seller’s and the Purchaser’s mutual agreement: (a) to cause FRH to cancel or redeem the Shell Warrant; (b) to have the Seller purchase the Shell Warrant; or (c) to have the Purchaser buy the Shell Warrant.

10.11 Escrow Agreement. The Seller shall have executed and delivered the Escrow Agreement.

10.12 Purchaser Consents. The Purchaser and Just Energy shall have obtained all consents and approvals required to be listed in Section 6.6 of the Purchaser Disclosure Letter.

10.13 Key Affinity Partner Agreements. The Key Affinity Partner Agreements identified in Section 10.13 of the Company Group Disclosure Letter shall be in full force and effect and shall not have been terminated or materially amended during the Interim Period, and the Seller shall have delivered to the Purchaser a certificate signed on its behalf by a duly authorized officer confirming the same.

10.14 Put Option. The Put Option shall be waived by the holders thereof identified on Section 10.14 of the Company Group Disclosure Letter without any liability to Amigo or any other member of the Company Group, and the Purchaser shall have received written evidence satisfactory to the Purchaser of the same, subject to Section 8.10.

10.15 Outstanding Payments. All amounts due and payable by the Company Group in connection with the matters listed on Section 10.15 of the Company Group Disclosure Letter shall have been paid in full, and the Purchaser shall have received evidence satisfactory to the Purchaser confirming the settlement terms, including the satisfaction and payment in full of all such amounts, in accordance with Section 10.15 of the Company Group Disclosure Letter.

10.16 Shell Agreements. In connection with the Company Group’s supply arrangement with Shell, the following shall have occurred: (a) the Shell Global Agreement shall have been terminated on terms and conditions reasonably satisfactory to the Company Group and the Purchaser; (b) the Shell Master Power Purchase Agreement shall have been amended on terms and conditions satisfactory to the Purchaser with respect to collateral arrangements and certain other matters specified by the Company Group and the Purchaser; (c) the Shell Security Agreements shall have been terminated on terms and conditions reasonably satisfactory to the Company Group; and (d) Shell and/or one or more of its Subsidiaries and/or Affiliates shall release its security interest in the assets and Equity Securities of the Company Group and agree to execute Uniform Commercial Code Termination Statements, or such other documents or endorsements necessary to release of record the security interests of Shell and its Subsidiaries and Affiliates; provided, however, in connection with each of the foregoing, any and all amendment fees and termination fees shall be paid by the Seller out of the Closing Date Payment.

10.17 Repayment of Company Group Debt. The Company Group shall have provided the Purchaser with evidence satisfactory to the Purchaser confirming the satisfaction and payment in full of any principal and accrued interest owing by any member of the Company Group with respect to any indebtedness of the Company Group set forth in Section 10.17 of the Company Group Disclosure Letter and the termination and release of all Encumbrances on the assets of the Company Group securing such indebtedness. With respect to all such indebtedness, the Company Group shall deliver to the Purchaser payoff letters from each lender, pro forma UCC-3 termination statements and such other statements as reasonably acceptable to the Purchaser that upon receipt of the applicable discharge payment, such holder will release all Encumbrances on the assets of the Company Group securing such indebtedness.

10.18 Evidence of Termination of Certain Agreements and Release of Encumbrances. The Purchaser shall have received written evidence satisfactory to the Purchaser that (a) the agreements and other documents listed in Section 10.18(a) of the Company Group Disclosure Letter have been cancelled or terminated without liability to the Company Group; and (b) those Encumbrances listed in Section 10.18(b) of the Company Group Disclosure Letter shall have been released and discharged.

10.19 Transfer of Certain Assets, Trademarks and Contracts of the Company Group. Certain Affiliates of the Seller and the Company Group, as more particularly set forth in Section 10.19 of the Company Group Disclosure Letter, shall have transferred and assigned, at no cost to the Company Group, the assets, Trademarks and Contracts set forth in Section 10.19 of the Company Group Disclosure Letter to the member of the Company Group specified therein (such Contracts being assumed by the applicable member of the Company Group), and the Purchaser shall have received written evidence satisfactory to the Purchaser and copies of all documentation evidencing the same.

10.20 Tail Insurance. The Seller shall have obtained, at the Seller’s expense, tail coverage under the Company Group’s existing directors and officers insurance policy as required pursuant to Section 7.9, and the Purchaser shall have received written evidence of the same.

10.21 Amendment of Services Agreement. The Seller shall have caused the amendment to the exclusivity provisions set forth in that certain Services Agreement dated as of March 12, 2008 by and between FRE and Amigo in form and substance satisfactory to the Purchaser.

10.22 Services Agreement. The Seller shall have caused FRH, on behalf of the Company Group, to execute and deliver services agreements with the parties referenced in Section 10.22 of the Seller Disclosure Letter, in form and substance satisfactory to the Purchaser, and the Purchaser shall have received a fully-executed copy of such agreement.

10.23 Certificates. The Seller shall deliver or cause to be delivered to the Purchaser:

(a) Certificates of an authorized officer of the Seller and FRH (i) attaching and certifying copies of the resolutions of its board of directors and shareholders or members, as applicable, authorizing the execution, delivery and performance of this Agreement and the Transaction Documents; and (ii) certifying the name, title and true signature of each officer executing or authorized to execute this Agreement and the Transaction Documents; and

(b) Copies of the Governing Documents of each member of the Company Group certified by its Secretary or Assistant Secretary, together with a certificates of good standing or existence as may be available from the Secretaries of State of its jurisdiction of incorporation or organization and every other state of the United States in which the conduct of its business or the ownership of its properties and assets requires it to be so qualified.

ARTICLE XI

INDEMNIFICATION

11.1 Seller’s Agreement to Indemnify. Subject to the terms and conditions set forth herein, from and after the Closing, the Seller shall indemnify and hold harmless the Purchaser, the Company Group, their Affiliates, any of their respective successors or assigns and their respective directors, officers or employees (each a “Purchaser Indemnified Party”) from and against all liability, assessments, losses, charges, costs and expenses (including interest, court costs, reasonable attorneys’ fees and expenses) (collectively “Purchaser Damages”) incurred by a Purchaser Indemnified Party as a result of or arising out of:

(a) any breach or inaccuracy of any representation or warranty of the Seller or FRH contained in Article IV or Article V of this Agreement;

(b) any breach or inaccuracy of any representation or warranty of the Seller or FRH set forth in any other Transaction Document;

(c) any breach of or noncompliance by the Seller with respect to any covenant or agreement contained in this Agreement or the Transaction Documents;

(d)(i) any and all Taxes of the Company Group for the Pre-Closing Tax Period and (ii) any Taxes of any other Person (other than any member of the Company Group) imposed on any member of the Company Group as a result (1) of transferee liability arising from an event or transaction occurring prior to Closing, or (2) of being a member of an affiliated, consolidated, combined or unitary group prior to Closing; provided, the amount of indemnity for a Tax required under this Section 11.1(d) or a breach of a representation or warranty in Section 5.26 or Section 8.4 shall be reduced by the amount of Taxes taken into account as a Current Liability for purposes of the Final Closing Statement (and not already taken into account under Section 8.4(b)); and

(e) any matter set forth in Section 11.1(e) of the Seller Disclosure Letter (the “Specific Indemnification Matters”).

11.2 Purchaser’s Agreement to Indemnify. Subject to the terms and conditions set forth herein, from and after the Closing, the Purchaser and Just Energy shall indemnify and hold harmless the Seller, its Affiliates, any of their respective successors or assigns and their respective directors, officers or employees (the “Seller Indemnified Parties”) from and against all liability, assessments, losses, charges, costs and expenses (including interest, court costs, reasonable attorneys’ fees and expenses) (collectively “Seller Damages”) incurred by the Seller Indemnified Parties as a result of or arising out of:

(a) a breach of any representation or warranty of the Purchaser or Just Energy contained in Article VI of this Agreement;

(b) any breach or inaccuracy of any representation or warranty of the Purchaser or Just Energy set forth in any other Transaction Document; and

(c) any breach of or noncompliance by the Purchaser or Just Energy with any covenant or agreement contained in this Agreement or any Transaction Document.

11.3 Limitations on Indemnification.

(a) Except with respect to the indemnification provided under Section 11.1(d) and as provided in Section 11.3(c), no Claim for indemnification under Section 11.1(a) or 11.1(b) shall be made against the Seller unless (i) the aggregate amount of Purchaser Damages per individual Claim exceeds $25,000 (the “Claim Threshold”) and any such individual Claims for amounts less than the Claim Threshold shall be ignored in determining whether the Deductible has been exceeded and thereafter (except for a series of Claims related to the same facts and circumstances, in which case the amount of each individual Claim in the series may be aggregated for purposes of determining whether the Claim Threshold has been satisfied) and (ii) the aggregate amount of Purchaser Damages exceeds $250,000 (the “Deductible”), in which event the Purchaser may claim indemnification for the amount of Purchaser Damages in excess of the Deductible; provided, however, that except with respect to the indemnification provided in Section 11.1(d) and subject to Section 11.3(c), the Seller’s aggregate obligation to indemnify the Purchaser Indemnified Parties under Section 11.1(a) and 11.1(b) of this Agreement shall not exceed $20,000,000 (the “Cap”). Notwithstanding any provision to the contrary set forth herein, for purposes of the Seller’s indemnification obligations under Section 11.1(a) and 11.1(b), any of the Seller’s representations and warranties set forth in this Agreement, any Transaction Document or any certificate or disclosure letter that are expressly qualified as to “material”, “material respects”, “materiality”, “Material Adverse Effect” or words of similar import or effect shall be determined with regard to such materiality qualifiers contained in the terms of such representation and warranty but if such representation or warranty is breached (after taking into consideration such materiality qualifiers) then the amount of Purchaser Damages related to such breach shall be determined without regard to such materiality qualifiers.

(b) Except as provided in Section 11.3(c), no Claim for indemnification under Section 11.2(a) or 11.2(b) shall be made against the Purchaser unless (i) the aggregate amount of Seller Damages per individual Claim exceeds the Claim Threshold and any such individual Claims for amounts less than the Claim Threshold shall be ignored in determining whether the Deductible has been exceeded and thereafter (except for a series of Claims related to the same facts and circumstances, in which case the amount of each individual Claim in the series may be aggregated for purposes of determining whether the Claim Threshold has been satisfied) and (ii) the aggregate amount of Seller Damages exceeds the Deductible, in which event a Seller Indemnified Party may claim indemnification for the amount of Seller Damages in excess of the Deductible; provided, however, subject to Section 11.3(c), the Purchaser’s aggregate obligation to indemnify the Seller Indemnified Parties under Section 11.2(a) or 11.2(b) of this Agreement shall not exceed the Cap. Notwithstanding any provision to the contrary set forth herein, for purposes of the Purchaser’s and Just Energy’s respective indemnification obligations under Section 11.2(a) and 11.2(b), any of the Purchaser’s and Just Energy’s representations and warranties set forth in this Agreement, any Transaction Document or any certificate or disclosure letter that are expressly qualified as to “material”, “material respects”, “materiality”, “material adverse effect” or words of similar import or effect shall be determined with regard to such materiality qualifiers contained in the terms of such representation and warranty but if such representation or warranty is breached (after taking into consideration such materiality qualifiers) then the amount of Seller Damages related to such breach shall be determined without regard to such materiality qualifiers.

(c) Notwithstanding any provision to the contrary set forth herein, the Claim Threshold, the Deductible and the Cap shall not apply with respect to (i) Damages suffered or incurred by the Purchaser as a result of a breach of the representations and warranties contained in Sections 4.1, 4.2, 4.3, 5.1(a), 5.1(e), 5.2, 5.10(b), 5.26 or 5.27 (collectively, the “Seller Fundamental Representations”), a breach of any representation or warranty contained in this Agreement arising out of fraud on the part of the Seller (or FRH prior to the Closing) or any indemnification obligation of the Seller pursuant to Section 11.1(c), Section 11.1(d) or Section 11.1(e), provided, however, the aggregate obligation of the Seller to indemnify the Purchaser Indemnified Parties with respect to such matters shall not exceed an amount equal to the Purchase Price, plus the amount of the Earnout Proceeds and the value of the Earnout Shares actually received by the Seller pursuant to Section 3.5; and (ii) Damages suffered or incurred by the Seller as a result of a breach of the representations and warranties contained in Sections 6.1, 6.2, 6.3, 6.4, 6.5, 6.6, 6.10 or 6.13 (collectively, the “Purchaser Fundamental Representations”), a breach of any representation or warranty contained in this Agreement arising out of fraud on the part of the Purchaser or Just Energy or any indemnification obligation of the Purchaser pursuant to Section 11.2(c); provided, however, the Purchaser’s aggregate obligation to indemnify the Seller Indemnified Parties with respect to such matters shall not exceed an amount equal to the Purchase Price, plus the amount of the Earnout Proceeds and the value of the Earnout Shares actually received by the Seller pursuant to Section 3.5.

(d) IN NO EVENT SHALL ANY INDEMNIFYING PARTY BE LIABLE TO ANY INDEMNIFIED PARTY WITH RESPECT TO ANY DAMAGES ARISING UNDER OR IN RELATION TO THIS AGREEMENT OR THE TRANSACTION DOCUMENTS FOR ANY INDIRECT, SPECIAL, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES, OR ANY LOST PROFITS OR DIMINUTION IN VALUE, EXCEPT TO THE EXTENT SUCH DAMAGES ARE INCLUDED WITHIN A CLAIM AGAINST AN INDEMNIFIED PARTY WITH RESPECT TO A THIRD PARTY CLAIM FOR WHICH INDEMNIFICATION IS AVAILABLE UNDER THE TERMS OF THIS AGREEMENT. THE INDEMNIFYING PARTY SHALL ONLY BE LIABLE TO THE INDEMNIFIED PARTY FOR ACTUAL AND DIRECT DAMAGES, IT BEING UNDERSTOOD BY THE PARTIES THAT ANY DAMAGES PAID TO A THIRD PARTY BY AN INDEMNIFIED PARTY WITH RESPECT TO A THIRD PARTY CLAIM INDEMNIFIABLE HEREUNDER SHALL BE CONSIDERED ACTUAL DAMAGES OF SUCH INDEMNIFIED PARTY.

(e) The Damages giving rise to any indemnification obligation shall be calculated net of the amount of any insurance proceeds or other such funds actually received by the Indemnified Party, net of any applicable deductible or self-insurance retention and all direct collection expenses and reasonable out-of-pocket fees, costs and expenses incurred by such Indemnified Party in obtaining such recovery; provided, however, that in no event shall it be a prerequisite for such Indemnified Party to make any claim for indemnification pursuant to this Article XI or a condition to the indemnification obligations of the Indemnifying Party in respect of any such claim that the Indemnified Party seek or successfully enforce any right of recovery against a third party. The Indemnified Party shall notify the Indemnifying Party promptly of any such proceeds or payment actually received by the Indemnified Party with respect to any Damages under this Article XI, and if the Indemnifying Party has previously made any payment to the Indemnified Party with respect to such Damages under this Article XI, the Indemnified Party shall promptly pay any amount obtained thereby to the Indemnifying Party to the extent of such amount being previously paid by the Indemnifying Party to the Indemnified Party. An Indemnified Party shall take all reasonable steps to mitigate damages in respect of any Claim for which it is seeking indemnification and shall use Commercially Reasonable Efforts to minimize any costs or expenses associated with such Claim.

11.4 Procedures for Third Party Claims.

(a) In the event that subsequent to the Closing any Purchaser Indemnified Party or Seller Indemnified Party (an “Indemnified Party”) receives notice of the assertion of any Claim or of the commencement of any action or proceeding (other than a Tax Claim) by any Person who is not a party to this Agreement or an Affiliate of a Party to this Agreement (including to any Governmental Entity) (a “Third Party Claim”) against such Indemnified Party, with respect to which a Party to this Agreement is or may be required to provide indemnification under this Agreement (an “Indemnifying Party”), the Indemnified Party shall give written notice specifying the nature of such Claim in reasonable detail and the amount or estimated amount thereof if known (which amount or estimated amount shall not be conclusive of the final amount, if any, of such Claim) (a “Claim Notice”) to the Indemnifying Party as promptly as practicable, and in no event later than ten (10) days, after learning of such Claim; provided, however, the failure of a Party to provide timely notice hereunder shall not preclude its Claim for indemnification under this Agreement except to the extent the Indemnifying Party is prejudiced by such failure to provide timely notice. Subject to Section 11.4(e), the Indemnifying Party shall have the right, upon written notice to the Indemnified Party (the “Defense Notice”) within ten (10) days after receipt from the Indemnified Party of notice of such Claim, which notice by the Indemnifying Party shall specify the counsel it will appoint to defend such Claim (“Defense Counsel”), to conduct at its expense the defense against such Claim in its own name, or if necessary, in the name of the Indemnified Party; provided, that the Indemnified Party shall have the right to approve the Defense Counsel, which approval shall not be unreasonably withheld, conditioned or delayed, and in the event the Indemnifying Party and the Indemnified Party cannot agree upon such counsel within five (5) Business Days after the Defense Notice is provided, then the Indemnifying Party shall propose an alternate Defense Counsel, which shall be subject again to the Indemnified Party’s approval as provided in this Section 11.4(a). Provided that the Indemnifying Party has received a Claim Notice with respect to such Third Party Claim, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense of any Third Party Claim in accordance with this Section 11.4(a).

(b) In the event that the Indemnifying Party shall fail to assume the defense pursuant to Section 11.4(a), it shall be deemed to have elected not to conduct the defense of the subject Claim, and in such event the Indemnified Party shall have the right to conduct such defense and to compromise and settle the Claim without prior consent of the Indemnifying Party and the Indemnifying Party will be liable for all costs, expenses, settlement amounts or other Damages paid or incurred in connection therewith to the extent the Indemnifying Party is required to provide indemnification under this Agreement.

(c) In the event that the Indemnifying Party does assume the defense pursuant to Section 11.4(a), the Indemnifying Party shall have the right to conduct such defense and, except as provided in Section 11.4(d), to settle the Claim without the prior consent of the Indemnified Party. The Indemnified Party shall cooperate with and make available to the Indemnifying Party such assistance and materials as the Indemnifying Party may reasonably request, all at the expense of the Indemnifying Party, and the Indemnified Party shall have the right, at the Indemnified Party’s expense, to participate in the defense assisted by counsel of its own choosing, provided that the Indemnified Party shall have the right to compromise and settle the Claim only with the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(d) No Indemnifying Party shall consent to the entry of any judgment or enter into any settlement related to an Indemnified Party without the prior written consent of such Indemnified Party (which consent will not be unreasonably withheld, conditioned or delayed) (i) if such judgment or settlement does not include as an unconditional term thereof the giving of a release of such Indemnified Party from all liability in respect to such Claim; (ii) if such judgment or settlement would result in the finding or admission of any violation of applicable

Law against such Indemnified Party; or (iii) if as a result of such judgment or settlement, injunctive or other equitable relief would be imposed against such Indemnified Party or such judgment or settlement would materially interfere with or adversely affect the business, operations or assets of such Indemnified Party.

(e) Notwithstanding anything to the contrary contained herein, the Indemnifying Party shall not be entitled to control the defense or settlement of any Claim (and the cost of such defense and any Damages with respect to such Claim shall constitute an amount for which the Indemnified Party is entitled to indemnification hereunder) if (i) the Claim for indemnification is with respect to a criminal proceeding, action, indictment, allegation or investigation; (ii) the Indemnifying Party has failed or is failing to vigorously prosecute or defend such Claim; or (iii) the Claim seeks an injunction or other extraordinary relief against the Indemnified Party.

11.5 Procedures for Direct Claims. In the event any Indemnified Party should have a Claim for indemnification against any Indemnifying Party that does not involve a Third Party Claim or a Tax Claim, the Indemnified Party shall deliver a Claim Notice with reasonable promptness to the Indemnifying Party. The failure by any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party with respect to any Claim made pursuant to this Section 11.5 except to the extent the Indemnifying Party is prejudiced by such failure to provide timely notice it being understood that notices for Claims in respect of a purported breach of a representation or warranty must be delivered prior to the expiration of the survival period for such representation or warranty under Section 11.6. If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days following its receipt of such Claim Notice that the Indemnifying Party disputes its liability to the Indemnified Party under this Article XI, or the amount thereof, the Claim specified by the Indemnified Party in such Claim Notice shall be conclusively deemed a liability of the Indemnifying Party under this Article XI, and the Indemnifying Party shall pay the amount of such Damages to the Indemnified Party on demand or, in the case of any notice in which the amount of the Claim (or any portion of the Claim) is estimated, on such later date when the amount of such Claim (or such portion of such Claim) is determined.

11.6 Survival; Time to Assert Claims. The representations, warranties, covenants and agreements contained herein will not be extinguished by the Closing but will survive the Closing, subject to the limitations set forth in this Section 11.6 with respect to the time periods within which Claims for indemnity must be asserted. All Claims for indemnification under this Article XI must be asserted no later than eighteen (18) months after the Closing Date; provided, however, that Claims with respect to Damages arising out of or related in any way to the Seller Fundamental Representations or the Purchaser Fundamental Representations shall survive until sixty (60) days following the expiration of the applicable statute of limitation (as the same may be tolled, extended or waived); provided, further, that Claims with respect to Purchaser Damages arising out of or related in any way to the Specific Indemnification Matters shall survive without limitation. The covenants and agreements of the Parties hereunder shall survive until sixty (60) days following the expiration of the applicable statute of limitation (as the same may be tolled, extended or waived). Notwithstanding the foregoing, if, prior to the close of business on the last day a Claim for indemnification may be asserted hereunder, an Indemnifying Party shall have been properly notified pursuant to the terms herein of a Claim for indemnity hereunder and such

Claim shall not have been finally resolved or disposed of at such date, such Claim shall continue to survive and shall remain a basis for indemnity hereunder until such Claim is finally resolved or disposed of in accordance with the terms hereof. The representations and warranties of FRH contained herein shall terminate as of the Closing and shall not survive it.

11.7 Treatment of Indemnification Payment. Any payment made after the Closing pursuant to indemnification obligations arising under this Agreement shall be treated as an adjustment to the Purchase Price for all purposes, including federal, state and local Tax and financial accounting purposes.

11.8 Recourse.

(a) In the event of Purchaser Damages, the Purchaser shall first seek recourse against the Escrow Funds or the Letter of Credit, if applicable, pursuant to the provisions of this Section 11.8. If there is not a sufficient amount of Escrow Funds or amount under the Letter of Credit available for the satisfaction of such Purchaser Damages, then the Seller shall pay to the Purchaser or the Purchaser Indemnified Parties on demand the amount of such Purchaser Damages by wire transfer of immediately available funds.

(b) In the event of any Purchaser Damages, the Purchaser shall deliver written notice to the Seller (in addition to any other notices required pursuant to Section 11.4 or 11.5) setting forth (i) the Purchaser’s good faith estimate of the amount of the Purchaser Damages and (ii) the proposed effective date of the release of the Escrow Funds or draw on the Letter of Credit to satisfy the amount of the Purchaser Damages. Unless such amount of Purchaser Damages is contested by the Seller, the Purchaser Damages shall be satisfied in full by a release of a portion of the Escrow Funds to the Purchaser or a draw on the Letter of Credit and a reduction in the number of Earnout Shares to be issued to the Seller. For purposes of calculating the number of Earnout Shares equal to the amount of the Purchaser Damages to be satisfied by a reduction thereof, each Earnout Share shall be valued based on the then per share price as listed on the TSX as of the actual date of the release of Escrow Funds to satisfy the Purchaser Damages, and such per share price shall be converted from Canadian dollars to United States dollars based on the average noon spot rate (Eastern Time) published by the Bank of Canada for the five (5) consecutive trading days ending on and including the last trading day immediately preceding the date of notice to the Seller. In addition, for purposes of satisfying any Purchaser Damages, the Escrow Funds, the Letter of Credit and the Earnout Shares to which the Seller is entitled to receive shall be reduced on a pro rata and pari passu basis.

(c) If the Purchaser draws on the Letter of Credit prior to complying with the notice procedures of Section 11.8(b), or while the amount of Purchaser Damages remains disputed by the Seller, all drawn amounts paid to the Purchaser shall be deposited with the Escrow Agent, in escrow, as additional Escrow Funds.

11.9 Set-Off. The Purchaser shall be entitled to set off any amount or right it may be entitled to under this Agreement or the Transaction Documents against any amount, right or obligation owed to the Company Group or the Seller under this Agreement or any Transaction Document.

11.10 Exclusive Remedy.

(a) THE PURCHASER AND JUST ENERGY ACKNOWLEDGE AND AGREE THAT, EXCEPT FOR CLAIMS FOR COMMON LAW FRAUD OR FOR INTENTIONAL BREACH OF A COVENANT OR AGREEMENT, THE REMEDIES SET FORTH IN THIS AGREEMENT, INCLUDING THE DEDUCTIBLES, LIABILITY LIMITS AND SURVIVAL PERIODS SET FORTH ABOVE, ARE INTENDED TO BE, AND SHALL BE, THE EXCLUSIVE REMEDIES OF THE PURCHASER AND JUST ENERGY AFTER THE CLOSING WITH RESPECT TO ANY ASPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY. THE PURCHASER AND JUST ENERGY HEREBY RELEASE, WAIVE AND DISCHARGE, THE SELLER AND COVENANTS NOT TO SUE OR OTHERWISE ASSERT ANY RIGHTS, REMEDIES OR RECOURSE WITH RESPECT TO, ANY CAUSE OF ACTION OR CLAIM NOT EXPRESSLY PROVIDED FOR IN THIS AGREEMENT, TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW; PROVIDED THAT THE FOREGOING SHALL NOT BE DEEMED TO LIMIT THE RIGHTS OF THE PURCHASER OR JUST ENERGY TO SEEK EQUITABLE REMEDIES (INCLUDING SPECIFIC PERFORMANCE OR INJUNCTIVE RELIEF) IN ANY CASE OR TO SEEK OTHER DAMAGES IN THE CASE OF CLAIMS FOR COMMON LAW FRAUD OR FOR INTENTIONAL BREACH OF A COVENANT OR AGREEMENT.

(b) THE SELLER ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR CLAIMS FOR COMMON LAW FRAUD OR FOR INTENTIONAL BREACH OF A COVENANT OR AGREEMENT, THE REMEDIES SET FORTH IN THIS AGREEMENT, INCLUDING THE DEDUCTIBLES, LIABILITY LIMITS AND SURVIVAL PERIODS SET FORTH ABOVE, ARE INTENDED TO BE, AND SHALL BE, THE EXCLUSIVE REMEDIES OF THE SELLER AFTER THE CLOSING WITH RESPECT TO ANY ASPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY. THE SELLER HEREBY RELEASES, WAIVES AND DISCHARGES, THE PURCHASER AND JUST ENERGY AND COVENANTS NOT TO SUE OR OTHERWISE ASSERT ANY RIGHTS, REMEDIES OR RECOURSE WITH RESPECT TO, ANY CAUSE OF ACTION OR CLAIM NOT EXPRESSLY PROVIDED FOR IN THIS AGREEMENT, TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW; PROVIDED THAT THE FOREGOING SHALL NOT BE DEEMED TO LIMIT THE RIGHTS OF THE SELLER TO SEEK EQUITABLE REMEDIES (INCLUDING SPECIFIC PERFORMANCE OR INJUNCTIVE RELIEF) IN ANY CASE OR TO SEEK OTHER DAMAGES IN THE CASE OF CLAIMS FOR COMMON LAW FRAUD OR FOR INTENTIONAL BREACH OF A COVENANT OR AGREEMENT.

ARTICLE XII

TERMINATION PRIOR TO CLOSING

12.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing:

(a) By the mutual written consent of the Purchaser and the Seller;

(b) By the Seller in writing, without liability, if the Purchaser or Just Energy shall (i) fail to perform in any material respect their respective agreements contained herein required to be performed by it on or prior to the Closing Date, or (ii) materially breach any of their respective representations, warranties or covenants contained herein, which failure or breach is not cured within ten (10) days after the Seller has notified the Purchaser of the Seller’s intent to terminate this Agreement pursuant to this subparagraph (b);

(c) By the Purchaser in writing, without liability, if the Seller or any member of the Company Group shall (i) fail to perform in any material respect their agreements contained herein required to be performed by them on or prior to the Closing Date, or (ii) materially breach any of their representations, warranties or covenants contained herein, which failure or breach is not cured within ten (10) days after the Purchaser has notified the Seller of the Purchaser’s intent to terminate this Agreement pursuant to this subparagraph (c);

(d) By either the Seller or the Purchaser in writing, without liability, if there shall be any order, writ, injunction or decree of any Governmental Entity binding on the Purchaser, the Seller or any member of the Company Group, which prohibits or restrains the Purchaser, the Seller or any member of the Company Group from consummating the transactions contemplated hereby, provided that the Purchaser, the Seller and the Company Group shall have used their reasonable, good faith efforts to have any such order, writ, injunction or decree lifted and the same shall not have been lifted within thirty (30) days after entry, by any such Governmental Entity; or

(e) By either the Seller or the Purchaser, in writing, without liability, if the Closing has not occurred by October 15, 2011 for any reason other than as a result of the breach of this Agreement by the Party attempting to terminate the Agreement.

12.2 Termination of Obligations. Termination of this Agreement pursuant to this Article XII shall terminate all obligations of the Parties hereunder, except for the obligations under Sections 8.2, 12.2, 13.8, 13.9, 13.10, 13.11, 13.12 and 13.13; provided, however, that termination pursuant to subparagraphs (b), (c) or (e) of Section 12.1 shall not relieve a defaulting or breaching Party from any liability to the other Parties hereto, except nothing shall relieve any Party from liability for fraud or any intentional breach of this Agreement.

ARTICLE XIII

MISCELLANEOUS

13.1 Entire Agreement. This Agreement (including the Disclosure Letters and Exhibits, which are incorporated herein) constitutes the sole understanding of the Parties with respect to the subject matter hereof and terminates the Letter of Intent; provided, however, that this provision is not intended to abrogate any other written agreement among the Parties executed with or after this Agreement. Notwithstanding the preceding sentence, the Confidentiality Agreement shall not terminate prior to the Closing Date.

13.2 Amendment. No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the Parties. Without limiting the preceding, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement will be binding unless hereafter made in writing and signed by the Party to be bound, and no modification will be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement, except as otherwise specifically agreed to by the Parties in writing.

13.3 Parties Bound by Agreement; Successors and Assigns. The terms, conditions and obligations of this Agreement shall inure to the benefit of and be binding upon the Parties and the permitted respective successors and assigns thereof. Without the prior written consent of the Purchaser, the Seller may not assign its rights, duties or obligations hereunder or any part thereof to any other Person. Without the prior written consent of the Seller, neither the Purchaser nor Just Energy may assign its rights, duties or obligations hereunder or any part thereof to any other Person. Notwithstanding the foregoing, each of the Purchaser and Just Energy shall be entitled to assign all of its respective right, title and interest under this Agreement to any collateral agent for and on behalf of the senior lenders to the Purchaser and suppliers to the Purchaser (a “Collateral Assignee”), as security for the performance of obligations of the Purchaser to such senior lenders and suppliers; provided that, (a) upon written notice to the Seller of Collateral Assignee’s exercise of any such security (a “Foreclosure Notice”), the Collateral Assignee (or its designee(s) identified in the Foreclosure Notice) shall only be entitled to exercise the rights of the Purchaser hereunder and under the Transaction Documents; (b) the Seller shall be entitled to rely unconditionally upon a Foreclosure Notice in making any payments or performance hereunder and under the Transaction Documents to or for the benefit of the Collateral Assignee (or its designee(s) identified in the Foreclosure Notice), without thereby incurring any liability to the Purchaser, Just Energy or any of their respective Affiliates; (c) neither the Seller nor its Affiliates, employees, officers or managers shall be obligated to grant any extensions of time for performance, waive any of their rights or remedies hereunder or under the Transaction Documents, or assume any additional obligations or liabilities under this Agreement or the Transaction Documents as a result of any collateral assignment of this Agreement to a Collateral Assignee or a Collateral Assignee’s exercise of its security so granted to it by the Purchaser and Just Energy; and (d) neither a collateral assignment of this Agreement or the Transaction Documents by the Purchaser and Just Energy to a Collateral Assignee, nor any exercise by a Collateral Assignee of any security so granted to it by the Purchaser and Just Energy shall release the Purchaser or Just Energy from any of their respective obligations hereunder or under any Transaction Documents to which each is a party.

13.4 Counterparts and Facsimile. This Agreement may be executed in multiple counterparts, each of which shall for all purposes be deemed to be an original and all of which, when taken together, shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile or other electronic transmission. Signatures of the Parties transmitted by facsimile or other electronic transmission shall be deemed to be their original signatures for all purposes. Minor variations in the form of a signature page, including footers from earlier versions of this Agreement or any such other document, shall be disregarded in determining a Party’s intent or the effectiveness of such signature.

13.5 Disclosure Letters. Matters listed once on the Seller Disclosure Letter or the Company Group Disclosure Letter shall be deemed disclosed with reference to all sections of the applicable Disclosure Letter (including any disclosures made in amendments or updates made pursuant to Section 8.6) to the extent the applicability of such information is readily apparent on its face. The inclusion of information in the Seller Disclosure Letter or the Company Group Disclosure Letter shall not be construed as an admission that such information is material to the Seller, the Company Group or the assets, properties or business of the Company Group. In addition, matters reflected in the Seller Disclosure Letter or the Company Group Disclosure Letter are not necessarily limited to matters required by this Agreement to be reflected in such Seller Disclosure Letter or the Company Group Disclosure Letter. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature.

13.6 Headings. The headings of the Sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

13.7 Modification and Waiver. Any of the terms or conditions of this Agreement may be waived in writing at any time by the Party which is entitled to the benefits thereof. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar).

13.8 Expenses. Except as otherwise provided herein, the Seller and the Purchaser shall each pay all costs and expenses incurred by each of them, or on their behalf respectively, in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of their own financial consultants, accountants and counsel. All such expenses incurred by the Company Group in connection with this Agreement and the transactions contemplated hereby shall be paid by the Seller before the Closing Date to the extent such expenses are not included as Current Liabilities in the Final Closing Statement.

13.9 Notices. Any notice, request, instruction or other document to be given hereunder by any Party to any other Party shall be in writing and sent by facsimile (with transmission confirmation) or delivered personally or sent by registered or certified mail (including by national overnight courier service), postage or fees prepaid,

if to the Seller	Fulcrum Power Services L.P.
or, prior to the Closing Date, the	3800 Buffalo Speedway, Suite 500
Company Group, to:	Houston, Texas 77098
Facsimile: (713) 993-0096
Attention: Jesson A. Bradshaw

with a copy to:	Fulcrum Energy LLC
(which shall not	3800 Buffalo Speedway, Suite 500
constitute notice)	Houston, Texas 77098
Facsimile: (713) 993-0096
Attention: Margaret Munnelly
General Counsel

with a copy to:	Fulbright & Jaworski L.L.P.
(which shall not	Fulbright Tower
constitute notice)	1301 McKinney, Suite 5100
Houston, Texas 77010-3095
Facsimile: (713) 651-5246
Attention: Daniel L. Mark

if to the Purchaser to:	Just Energy (U.S.) Corp.
c/o Just Energy Group Inc.
First Canadian Place
100 King Street West, Suite 2630
Toronto, Ontario M5X 1E1
Facsimile: (416) 367-4749
Attention: President

with a copy to:	Just Energy Group Inc.
(which shall not	6345 Dixie Road, Suite 200
constitute notice)	Mississauga, Ontario L5T 2E6
Facsimile: (905) 564-6069
Attention: Jonah T. Davids
VP and General Counsel

with a copy to:	McKenna Long & Aldridge LLP
(which shall not	303 Peachtree Street, N.E., Suite 5300
constitute notice)	Atlanta, Georgia 30308
Facsimile: (404) 527-4198
Attention: Ann-Marie McGaughey

or at such other address for a Party as shall be specified by like notice. Any notice sent by facsimile shall be deemed to have been duly given to the Party to whom it is sent upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next Business Day after receipt if not received during recipient’s normal business hours. Any notice which is delivered personally in the manner provided herein shall be deemed to have been duly given to the Party to whom it is directed upon actual receipt by such Party or the office of such Party. Any notice which is addressed and mailed in the manner herein provided shall be conclusively presumed to have been duly given to the Party to which it is addressed at the close of business, local time of the recipient, on the fourth Business Day after the day it is so placed in the mail or, if earlier, the time of actual receipt.

13.10 Governing Law. This Agreement shall be construed in accordance with and governed by the applicable Laws of the State of New York.

13.11 Jurisdiction and Venue. Each Party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the United States of America located in the Southern District of Texas (Houston Division), unless such court declines the exercise of jurisdiction, in which case the courts of the State of Texas (Harris County), for any actions, suits or proceedings arising out of or relating to this Agreement (and the Parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered or certified mail to such Party’s principal place of business shall be effective service of process for any action, suit or proceeding arising out of the Parties in any such court. Each Party hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, in the courts of the United States of America located in the Southern District of Texas (Houston Division) or the State of Texas (Harris County), as applicable, and hereby further irrevocably and unconditionally waives its right and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

13.12 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HEREBY WAIVES, AND AGREES TO CAUSE EACH OF ITS SUBSIDIARIES TO WAIVE, AND COVENANTS THAT NEITHER IT NOR ANY OF ITS SUBSIDIARIES WILL ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 13.12 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

13.13 Dispute Resolution. Except for any matters under Section 3.4, Section 3.5 or Section 3.8 of this Agreement that are subject to resolution by the Audit Firm, should there be any ambiguity, contradiction or inconsistency in this Agreement, or should any disagreement, controversy or dispute arise out of, or in connection with, this Agreement or the Transaction Documents between the Parties, the component representatives of the Parties shall first attempt in good faith amicably to settle the matter by mutual negotiations. If the matter has not been settled after such negotiations have continued for thirty (30) days, then any Party may elect to resolve such controversy, dispute or Claim by pursuing final and binding arbitration, which shall be held exclusively in Houston, Texas, in accordance with the Commercial Arbitration Rules, as amended and in effect from time to time, of the American Arbitration Association (the “Rules”), using its expedited procedures. The law applicable during the arbitration of any controversy, dispute or Claim shall be both the Rules and the applicable Laws of the State of New York. The arbitrator shall have the power to order injunctive relief or provide further equitable remedies. Nothing in this Section shall prevent a Party from seeking injunctive relief before any court in Houston, Texas, pending resolution of an arbitration in the event that a Party would be irreparably harmed pending the outcome of the arbitration. Upon the resolution of any arbitration, the Parties agree that any court order obtained shall be modified or dismissed to comply with the ruling of the arbitrator. Judgment on any award granted in arbitration may be entered and enforced by any court having jurisdiction thereof. Unless the Parties agree otherwise, the Parties, the arbitrators and the American Arbitration Association shall treat the dispute resolution proceedings provided for herein, any related disclosures and the decisions of the arbitrators as confidential, except in connection with judicial proceedings ancillary to the dispute resolution proceedings, such as a judicial challenge to, or enforcement of, the arbitral award, and unless otherwise required by Law to protect a legal right of a Party.

13.14 Public Announcements. The Parties agree that no public release, announcement or any other disclosure concerning any of the transactions contemplated hereby shall be made or issued by any Party without the prior written consent of the Purchaser and the Seller (which consent shall not be unreasonably withheld, conditioned or delayed), except to the extent such release, announcement or disclosure may be required by applicable Law, and in the case of the Purchaser, the requirements of the TSX, in which case the Party required to make the release, announcement or disclosure shall, to the extent practicable in the circumstances, use its Commercially Reasonable Efforts to allow the Purchaser or the Seller, as the case may be, reasonable time to comment on such release, announcement or disclosure in advance of such issuance or disclosure.

13.15 No Third-Party Beneficiaries. With the exception of the Parties to this Agreement and the Seller Indemnified Parties and the Purchaser Indemnified Parties, and except as provided in Section 13.3, there shall exist no right of any Person to claim a beneficial interest in this Agreement or any rights occurring by virtue of this Agreement.

13.16 Severability. In case any one or more of the provisions contained in this Agreement should be found by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect against any Party, such invalidity, illegality, or unenforceability shall only apply to such Party in the specific jurisdiction where such judgment shall be made, and the validity, legality, and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, except that this Agreement shall not be reformed in any way that will deny to any Party the essential benefits of this Agreement, unless such Party waives in writing its rights to such benefits.

13.17 Further Assurances. Each of the Parties will use its Commercially Reasonable Efforts to take all actions and to do all things necessary following the Closing to consummate and effectuate the transactions contemplated by this Agreement.

13.18 Currency. All payments hereunder or contemplated by this Agreement shall be paid in U.S. currency.

13.19 Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specified terms. It is accordingly agreed that the Parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at applicable Law or in equity.

(Signatures appear on following page)

IN WITNESS WHEREOF, each of the Parties has duly executed and delivered this Purchase and Sale Agreement as of the date first above written.

“PURCHASER”:

JUST ENERGY (U.S.) CORP.

By:	“Ken Hartwick”
Name:	Ken Hartwick
Title:	Chief Executive Officer

By:	“Jonah T. Davids”
Name:	Jonah T. Davids
Title:	Vice President and General Counsel

“JUST ENERGY”:

JUST ENERGY GROUP INC.

By:	“Ken Hartwick”
Name:	Ken Hartwick
Title:	President & Chief Executive Officer

By:	“Jonah T. Davids”
Name:	Jonah T. Davids
Title:	Vice President and General Counsel

“SELLER”:

FULCRUM POWER SERVICES L.P.

By:	Fulcrum Energy LLC
Its:	General Partner

By:	“Jesson Bradshaw”
Name:	Jesson Bradshaw
Title:	Chief Executive Officer

“FRH”:

FULCRUM RETAIL HOLDINGS LLC

By:	“Gerardo Manalac”
Name:	Gerardo Manalac
Title:	Chief Executive Officer

EXHIBIT 3.3(b)

LETTER OF CREDIT TERMS

1.	The Letter of Credit shall be issued by a nationally-recognized financial institution, the non-credit enhanced long-term debt of which is rated at least A+ by Standard & Poor’s Ratings Group, a division of The McGraw Hill Corporation, at least A1 by Moody’s Investors Service, Inc., at least A+ by Fitch Ratings Inc. or a comparable rating by any other nationally recognized rating agency.

2.	The beneficiary of the Letter of Credit shall be the Purchaser.

3.	The Letter of Credit shall be irrevocable.

4.	Subject to Section 5 of this Exhibit 3.3(b), the term of the Letter of Credit shall expire no earlier than three (3) years after the Closing Date; provided, however, if the Letter of Credit provides for a one-year or two-year expiration date, then it shall contain an evergreen provision providing for automatic consecutive extensions until the date that is three (3) years after the Closing Date.

5.	If the Letter of Credit provides for an expiration date that is earlier than three (3) years after the Closing Date and does not contain an evergreen provision, then the Letter of Credit shall provide that a draw event occurs if the Letter of Credit is not renewed at least thirty (30) days prior to its expiration. If the Purchaser draws on the Letter of Credit in such an event, then all amounts paid to the Purchaser will be deposited with the Escrow Agent as provided in Section 3.3(b) of this Agreement.

6.	The Purchaser shall be permitted to draw on the Letter of Credit in the event of an indemnification claim by the Purchaser against the Seller pursuant to the terms of Section 11.8 of this Agreement.

7.	The Seller shall be responsible for all fees, costs and expenses in connection with procuring and maintaining the Letter of Credit.

Exhibit 3.4(b)

Form of Estimated Closing Statement

“Current Assets” as defined in Section 3.4(a)

Cash and Cash Equivalents	[$	]
Total Accounts Receivable	[$	]
Prepaid Expenses	[$	]
Prepaid Commissions	[$	]
Deferred Financing Costs	[$	]

Current Assets Sum Total	[$	]

“Current Liabilities” as defined in Section 3.4(a)

Accounts Payable	[$	]
Payroll Accrual	[$	]
Accrued Liabilities- Sales Tax	[$	]
Accrued Liabilities- Gross Receipts Tax	[$	]
Accrued Liabilities- PUC Taxes	[$	]
Accrued Liabilities- state franchise Tax	[$	]
Accrued Liabilities- TDSP	[$	]
Accrued Liabilities- Lease	[$	]
Accrued Liabilities- Other	[$	]

Current Liabilities Sum Total	[$	]

“Estimated Net Working Capital” as defined in Section 3.4(c)

Current Assets Sum Total less	[$] from above
Current Liabilities Sum Total	[$] from above

Estimated Net Working Capital	[$]

EXHIBIT 10.6

CERTIFICATION OF NON-FOREIGN STATUS

Section 1445 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder, provide that a transferee of a United States real property interest must withhold tax if the transferor is a foreign person. To inform Just Energy (U.S.) Corp., a Delaware corporation (the “Purchaser”), that withholding of tax is not required upon any deemed disposition of a United States real property interest for U.S. federal income tax purposes as a result of the transfer of any equity interest of Fulcrum Retail Holdings LLC, a Texas limited liability company, by Fulcrum Power Services L.P. (the “Transferor”) to the Purchaser, the undersigned hereby certifies the following on behalf of the Transferor:

1.	The Transferor is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury regulations).

2.	The Transferor is not a disregarded entity as defined in Treasury Regulation Section 1.1445-2(b)(2)(iii).

3.	The Transferor’s employer identification number is 57-1167150.

4.	The Transferor’s principal office address is:

3800 Buffalo Speedway, Suite 500

Houston, Texas 77098

The Transferor understands and acknowledges that this certification may be disclosed to the Internal Revenue Service by the Transferee and that any false statement contained herein could be punished by fine, imprisonment or both.

Under penalties of perjury, the undersigned declares that he has examined this certification and to the best of his knowledge and belief, it is true, correct and complete, and the undersigned further declares that he has authority to sign and deliver this certification on behalf of the Transferor. This certificate is dated effective as of the date below.

Fulcrum Power Services L.P.

By:	Fulcrum Energy LLC, its general partner

By:
Name:
Title:

Date:

EXHIBIT 10.7

FORM OF OPINION OF COUNSEL

Pursuant to Section 10.7 of the Purchase and Sale Agreement, Fulbright & Jaworski L.L.P., special counsel to Fulcrum Power Services L.P., a Texas limited partnership (the “Seller”) and Fulcrum Retail Holdings LLC, a Texas limited liability company (“FRH,” and, together with the Seller, the “Opinion Parties”), will deliver an opinion, subject to mutually acceptable qualifications and assumptions, dated the Closing Date, to the effect that:

1. The Seller is a limited partnership validly existing and in good standing under the laws of the State of Texas.

2. Each of FRH, Fulcrum Retail Energy LLC, a Texas limited liability company d/b/a Amigo Energy, Tara Energy, LLC, a Texas limited liability company, and Amigo Power LLC, a Texas limited liability company, is a limited liability company validly existing and in good standing under the laws of the State of Texas.

3. Fulcrum Retail Energy New York, LLC, a Delaware limited liability company, is a limited liability company validly existing and in good standing under the laws of the State of Delaware.

4. The Seller has the limited partnership power to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder.

5. FRH has the limited liability company power to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder.

6. Each Opinion Party has duly authorized the execution and delivery of the Transaction Documents to which it is a party and the performance by it of its obligations pursuant thereto.

7. The execution and delivery by each Opinion Party of the Transaction Documents to which it is a party do not result in any: (a) violation of (i) the Certificate of Limited Partnership of Fulcrum Power Services L.P. filed with the Texas Secretary of State on April 24, 2003, (ii) the Fourth Amended and Restated Agreement of Limited Partnership of Fulcrum Power Services L.P. dated July 3, 2007, as amended, (iii) the Certificate of Formation of Fulcrum Retail Holdings LLC filed with the Texas Secretary of State on July 1, 2009 or (iv) the Company Agreement of Fulcrum Retail Holdings LLC effective January 31, 2010, as amended; (b) violation of any existing federal or state constitution, statute, regulation, rule or law to which such Opinion Party or any of its assets are subject; (c) violation of any judicial or administrative decree, writ, judgment or order to which, to our knowledge, such Opinion Party or any of its assets are subject; or (d) breach of, or constitute a default under, certain agreements as identified in an exhibit attached to the opinion letter.

8. Except for filings and approvals pursuant to the HSR Act and as otherwise set forth in the Seller Disclosure Letter or the Company Group Disclosure Letter, to our knowledge, no consent, approval, authorization or other action by, or filing with, any governmental authority of the United States, or any state, is required for either Opinion Party’s execution and delivery of the Transaction Documents to which it is a party and the sale and transfer of the Units as contemplated by the Purchase Agreement.

9. The Seller is the sole record member of FRH.1

[1]	This opinion assumes no exercise prior to the closing of any existing but unexercised warrants in FRH.

2

EXHIBIT 10.8

RESIGNATION AND RELEASE

I, [                                ], do hereby resign as a director and officer of, and from any and all other offices, positions or other affiliations with, Fulcrum Retail Holdings LLC, a Texas limited liability company (“FRH”), and each of its direct and indirect subsidiaries, effective as of the Closing Date, as defined in that certain Purchase and Sale Agreement, dated as of August 24, 2011 (the “Purchase Agreement”), by and among Just Energy (U.S.) Corp., Just Energy Group Inc., FRH and Fulcrum Power Services L.P. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement.

Further, I do hereby irrevocably and unconditionally release, acquit and forever discharge, to the fullest extent permitted by law, each member of the Company Group and their respective subsidiaries and affiliated companies, and each of their respective past, present or future officers, managers, directors, stockholders, partners, members, affiliates, employees, counsel and agents (each, a “Company Party” and collectively, the “Company Parties”) of, from and against any and all actions, causes of action, claims, obligations, liabilities, demands, damages, judgments, debts, dues and suits of every kind, nature and description whatsoever, whether in law or in equity, that I or my successors or assigns ever had, now have or may have on or by reason of any matter, cause or thing whatsoever to and including the Closing Date, including, without limitation, claims which I have or have had against the Company Parties by reason of, arising out of, related to, or resulting from my serving as a director and/or officer of any member of the Company Group. I hereby agree not to, and agree to cause my respective assigns, agents, attorneys and legal representatives, and each of their respective successors and assigns, not to, assert any claim released hereunder against the Company Parties.

The release set forth in the above paragraph shall in no way acquit, remise, release or discharge any claims or rights of the undersigned against the Company Parties relating to any of the following: (i) any rights of the undersigned to any accrued but unpaid salary, any accrued but unused vacation, and any accrued but unused paid time off in connection with the undersigned’s employment by any member of the Company Group; and (ii) any rights that the undersigned may have to indemnification or exculpation pursuant to the Governing Documents of any member of the Company Group.

I represent and warrant that: (a) I have carefully read the provisions of this Resignation and Release; (b) I have had the opportunity to confer with counsel and enter into this Resignation and Release voluntarily and of my own free will; (c) I enter into this Resignation and Release relying solely upon my own judgment and the judgment of my legal counsel; (d) I have the full legal right, power and capacity to execute this Resignation and Release; (e) the releases provided herein are not based on any representation of any party hereto as to the merit, legal liability or value of any claim or claims released herein; and (f) I have not assigned, sold, conveyed or otherwise transferred any claims that I have, had or will have against the Company Parties.

(Signature on following page)

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Resignation and Release effective as of the Closing Date.

Name:

EXHIBIT 10.9

NON-COMPETITION AND NON-SOLICITATION AGREEMENT

THIS NON-COMPETITION AND NON-SOLICITATION AGREEMENT (this “Agreement”) is made and entered into as of the [            ] day of [                ], 2011, by and between JUST ENERGY (U.S.) CORP., a Delaware corporation (the “Purchaser”), and [                        ] (the “Restricted Party”). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement (as defined below).

W I T N E S S E T H :

WHEREAS, pursuant to that certain Purchase and Sale Agreement, dated as of August 24, 2011 (the “Purchase Agreement”), by and among the Purchaser, Just Energy Group Inc., Fulcrum Retail Holdings LLC and Fulcrum Power Services L.P., a Texas limited partnership (the “Seller”), the Purchaser has agreed to purchase all of the Units of FRH from the Seller (the “Transaction”);

WHEREAS, the Restricted Party is a key employee of the Company Group and has detailed knowledge of the Company Group’s business and other confidential and proprietary information of the Company Group;

WHEREAS, the Restricted Party has a material economic interest in the consummation of the Transaction, and to induce the Purchaser to consummate the Transaction, the Restricted Party has agreed to enter into this Agreement; and

WHEREAS, to protect trade secrets and other confidential and proprietary information related to the Business and the Purchaser, the Purchaser and the Restricted Party have agreed that the Purchaser’s obligation to consummate the transactions contemplated by the Purchase Agreement is subject to the condition, among others, that the Restricted Party shall have entered into this Agreement.

NOW, THEREFORE, for and in consideration of the foregoing premises and of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, do hereby covenant, agree, represent and stipulate as follows:

1.	Nondisclosure.

(a) For purposes of this Agreement, “Confidential Information” means any data or information, whether or not in writing, that is valuable to the Purchaser or the Company Group and is not generally known by the public. To the extent consistent with the foregoing, Confidential Information includes, but is not limited to: (i) information about the business practices and customers of the Company Group (including, but not limited to, mailing lists, customer lists and records), financial information, business strategies, marketing plans, the type and volume of the business of the Company Group, personnel information, information about the Company Group’s vendors and strategic partners, price lists, pricing policies, pricing information, research and development techniques and activities of the Company Group, and all information located in the books and records of the Company Group, and (ii) confidential information related to the Purchaser’s business and operations, such information having been disclosed or otherwise made available to the Restricted Party during the course of the negotiations relative to the Transaction. Confidential Information also includes any information or data described above that the Company Group or the Purchaser obtain from another party and that the Company Group or the Purchaser treat as proprietary or reasonably designate as confidential information whether or not owned or developed by the Company Group or the Purchaser. The Restricted Party acknowledges that he has had access to, and intimate knowledge of, the Confidential Information. Accordingly, the Restricted Party agrees that from and after the Closing Date until the third (3rd) anniversary of the Closing Date, the Restricted Party shall not use or disclose, in whole or in part, directly or indirectly, the Confidential Information; provided, however, that the Restricted Party shall be permitted to use the Confidential Information for the benefit of the Purchaser and the Company Group as necessary in connection with his performance under that certain Employment Agreement dated as of the Closing Date, by and between the Restricted Party and FRH (as it may be amended, restated, supplemented or otherwise modified and in effect from time to time, the “Employment Agreement”).

(b) Notwithstanding the foregoing, the Restricted Party shall not be subject to the restrictions set forth in Section 1(a) with respect to information that:

(i) becomes generally available to the public, other than as a result of disclosure by the Restricted Party or the breach by the Restricted Party of his obligations under this Agreement, the Purchase Agreement or any other agreement entered into in connection with the Purchase Agreement;

(ii) becomes available to the Restricted Party on a non-confidential basis from a source that lawfully obtained such information and is not bound by a confidentiality agreement with any member of the Company Group, the Purchaser or any of their respective affiliates; or

(iii) is required by applicable Law to be disclosed, in which case the Restricted Party shall promptly notify the Purchaser in writing.

2. Trade Secrets. Nothing in this Agreement is intended to alter, supersede or eliminate the applicable Law, rights and remedies that the Purchaser may have pursuant to any applicable Law pertaining to trade secrets, which Law, rights and remedies shall be in addition to the obligations and rights of the parties hereunder.

3. Covenant Not to Solicit or Compete.

(a) The Restricted Party acknowledges and agrees that he has (i) intimate knowledge of the Business, including but not limited to, knowledge of the Confidential Information, and (ii) knowledge of and relationships with the customers, vendors, suppliers and referral sources of the Business, and that such knowledge and relationships are such that if the Restricted Party were to compete with the Purchaser within the territories defined below at any time during the Restricted Period (as defined below), the value of the Transaction to the

2

Purchaser, and the benefits that the Purchaser bargained for under the Purchase Agreement, would be severely and irreparably damaged. Further, the Restricted Party acknowledges and agrees that this Agreement, and the covenants not to solicit or compete contained herein, are a fundamental element of the Transaction, and that the Transaction would not have been consummated in the absence of this Agreement. Accordingly, the Restricted Party agrees that during the Restricted Period, the Restricted Party shall not, and the Restricted Party shall ensure that his affiliates shall not, directly or indirectly, either individually, in partnership, jointly, or in conjunction with, or on behalf of, any Person, other than for the direct benefit of the Purchaser or its affiliates:

(i) (A) engage in the Restricted Business (as defined below) within the Restricted Territory or (B) otherwise obtain any interest in, advise, lend money to, guarantee the debts or obligations of, or perform services in either a supervisory or managerial capacity or as an advisor, consultant or independent contractor for, or otherwise participate in the ownership, management or control of, any Person that is engaged in the Restricted Business within the Restricted Territory, except that the Restricted Party may own not more than three percent (3%) of the capital stock of any Person whose stock is traded on NASDAQ or the New York Stock Exchange, even if such Person is in the Restricted Business, provided that such investment is completely passive in nature;

(ii) solicit or contact any Restricted Customer, for the purpose of providing products or services within the Restricted Territory that are the same as, or similar to, those provided by the Company Group or the Purchaser;

(iii) solicit, induce or encourage any Restricted Customer to terminate or modify any business relationship with the Company Group or the Purchaser;

(iv) solicit, induce or encourage any Key Affinity Partner to terminate or modify any business relationship with the Company Group or the Purchaser;

(v) solicit or persuade, or attempt to solicit or persuade, any person who is in the employ of the Company Group or the Purchaser at the time of such contact to terminate or modify his or her employment relationship, whether or not pursuant to a written agreement, with any member of the Company Group or the Purchaser; or

(vi) solicit or persuade, or attempt to solicit or persuade, any person who performs services as an independent contractor, broker of or consultant to the Company Group or the Purchaser, or any other individual who provides incidental services to the Company Group or the Purchaser, at the time of such contact to terminate or modify his or her relationship, whether or not pursuant to a written agreement, with any member of the Company Group or the Purchaser.

(b) Definitions. For purposes of this Agreement:

(i) “Restricted Business” means the business of procuring, selling, scheduling, bidding, marketing and otherwise supplying electricity, natural gas and related services and products and environmental services and products, including carbon offsets, carbon credits, renewable energy certificates or attributes and the equivalents thereof, in each case to

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commercial, industrial and residential customers, including under long-term fixed-price or price-protected contracts [; provided, however, that “Restricted Business” shall not include (A) wholesale electricity purchases, sales, and bidding related to the Batesville Generation Facility (the “Batesville Facility”); (B) administrative activities including accounting and settlement services related to the Batesville Facility; (C) environmental services and products including carbon offsets to the Batesville Facility; (D) energy management services to the REPs pursuant to the REP Contracts; (E) QSE scheduling, settlement and load forecasting services to the REPs pursuant to the REP Contracts; (F) providing scheduling, settlement and load forecasting services to the REPs pursuant to the REP Contracts; and (G) procurement and sale of excess wholesale power on behalf of the REPs (as agent) pursuant to the REP Contracts; provided, further, that the services described in the foregoing subsections (D), (E), (F) and (G) (collectively, the “Wholesale Energy Management Services”) that are provided to each REP shall be excluded from “Restricted Business” solely for the term of the REP Contract with such REP]1.

(ii) “Restricted Period” means the period of time commencing on the Closing Date and ending upon the third (3rd) annual anniversary of the Closing Date; provided, however, that in the event that the Restricted Party’s employment with the Company Group is terminated by FRH or the applicable member of the Company Group without “Cause” (as defined in the Employment Agreement) or by the Restricted Party for “Good Reason” (as defined in the Employment Agreement) during the Earnout Period, then the “Restricted Period” shall be for a period of one (1) year from the date of such termination of employment.

4. Limitations.

(a) The Restricted Party’s involvement with the Company Group and the Purchaser pursuant to and consistent with the Employment Agreement shall not be deemed a violation of Section 3 of this Agreement.

(b) [Notwithstanding any provision in this Agreement to the contrary, the Restricted Party shall cease to engage in the Wholesale Energy Management Services no later than [                    ], 20132, and any engagement in the Wholesale Energy Management Services from and after such time shall be subject to the restrictions set forth in Section 3 of this Agreement and shall constitute a violation thereof.]3

5. Remedies for Breach.

(a) The Restricted Party acknowledges and agrees that his breach of any of the covenants contained in Section 1 and Section 3 of this Agreement would cause irreparable injury to the Purchaser and that remedies at Law of the Purchaser for any actual or threatened breach by the Restricted Party of such covenants would be inadequate; therefore, the Restricted

[1]	Bracketed language be included only in the agreements of the individuals identified with an asterisk (*) on Section 10.8 of the Company Group Disclosure Letter.

[2]	Insert date that is two years from date of this Agreement.

[3]	Bracketed language be included only in the agreements of the individuals identified with an asterisk (*) on Section 10.8 of the Company Group Disclosure Letter.

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Party further acknowledges and agrees that the Purchaser shall be entitled to specific performance of the covenants in such sections or injunctive relief against activities in violation of such sections, or both, by temporary or permanent injunction or other appropriate judicial remedy, writ or order, without the necessity of proving actual damages or posting a bond. This provision with respect to injunctive relief shall not diminish the right of the Purchaser to claim and recover damages against the Restricted Party for any breach of this Agreement, in addition to injunctive relief. Accordingly, in the event of a breach of this Agreement, the Purchaser, in its sole discretion, may elect to pursue injunctive relief or monetary damages, or both.

(b) If any litigation or other court action, arbitration or similar adjudicatory proceeding is commenced by any party hereto to enforce its rights under this Agreement against any other party, all fees, costs and expenses, including reasonable attorneys’ fees and court costs, incurred by the prevailing party in such litigation, action, arbitration or proceeding shall be reimbursed by the losing party; provided, that if a party to such litigation, action, arbitration or proceeding prevails in part, and loses in part, the court, arbitrator or other adjudicator presiding over such litigation, action, arbitration or proceeding shall award a reimbursement of the fees, costs and expenses incurred by such party on an equitable basis. The Restricted Party shall indemnify the Purchaser from and against any and all actions, suits, proceedings, liabilities, damages, losses, costs and expenses (including reasonable attorneys’ and experts’ fees) arising out of or in connection with any breach or threatened breach by the Restricted Party of any one or more provisions of this Agreement.

(c) The Restricted Party acknowledges and agrees that the covenants contained in Section 1 and Section 3 of this Agreement shall be construed as agreements independent of any other provision of this Agreement or any other contract or agreement between the parties hereto and that the existence of any claim or cause of action by the Restricted Party against the Purchaser, whether predicated upon this or any other contract or agreement, shall not constitute a defense to the enforcement by the Purchaser of said covenants.

6. Reasonableness. The Restricted Party has carefully considered the nature and extent of the restrictions upon him and the rights and remedies conferred on the Purchaser under this Agreement, and the Restricted Party hereby acknowledges and agrees that:

(a) the description of the Restricted Territory embodies locations where the Restricted Party understands that the Purchaser currently conducts the Business or reasonably expects to conduct the Business in accordance with its current business plan;

(b) the Restricted Party understands that the Purchaser and the Company Group intend to expand the geographic scope of the Business after Closing, and the potential geographic expansion of the Business is a significant portion of the value for which the Purchaser is paying pursuant to the Purchase Agreement;

(c) the restrictions and covenants contained herein, and the rights and remedies conferred up on the Purchaser, are necessary to protect the goodwill and other value of the Company Group and the benefits bargained for by the Purchaser under the Purchase Agreement; and

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(d) the restrictions placed upon the Restricted Party hereunder are narrowly drawn, are fair and reasonable in time and territory, will not prevent him from earning a livelihood, and place no greater restraint upon the Restricted Party than is reasonably necessary to secure the goodwill and other value of the Company Group and the benefits bargained for by the Purchaser under the Purchase Agreement.

7. Additional Acknowledgments by the Restricted Party.

(a) The Restricted Party acknowledges and agrees that any portion of the Purchase Price allocated to the covenants contained in the Purchase Agreement does not in any way reflect, nor is in any way intended to reflect, (i) the value of the overall legal consideration being given to the Seller for such covenants or (ii) the amount of monetary damages that would adequately compensate the Purchaser or its Affiliates for any violation or attempted violation of any of the Restricted Party’s obligations under this Agreement. Accordingly, the Restricted Party agrees to not assert the foregoing as a defense to any such violation or attempted violation nor assert any of the foregoing as relevant to determining adequacy of consideration or monetary damages for any such violation or attempted violation.

(b) The Restricted Party acknowledges and agrees that the consummation of the transactions contemplated by the Purchase Agreement by Just Energy and the Purchaser under the Purchase Agreement shall be valid and adequate consideration for the covenants set forth in this Agreement. Accordingly, the Seller hereby waives, to the greatest extent permissible by applicable Law, inadequacy of consideration as a defense to any violation or attempted violation of any of the Restricted Party’s obligations hereunder.

8. Invalidity of Any Provision. Because the parties hereto seek to protect the goodwill and Confidential Information of the Purchaser and the Company Group, it is the intention of the parties that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws and public policies of each state and jurisdiction in which such enforcement is sought, but that the unenforceability (or the modification to conform with such laws or public policies) of any provision hereof shall not render unenforceable or impair the remainder of this Agreement, which shall be deemed amended to delete or modify, as necessary, the invalid or unenforceable provisions. In furtherance of the foregoing, if any of the covenants contained in this Agreement, or any part thereof, is held to be unenforceable because of the duration or geographical scope of such provision, the parties agree that the court or arbitral tribunal making such determination shall have the power to reduce the duration or scope of such provision, as the case may be, or delete specific words or phrases, and, in its reduced form, such provision shall then be enforceable and shall be enforced.

9. Governing Law. This Agreement shall be construed in accordance with and governed by the applicable laws of the State of New York.

10. Jurisdiction and Venue. Each party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the United States of America located in the Southern District of Texas (Houston Division), unless such court declines the exercise of jurisdiction, in which case the courts of the State of Texas (Harris County), for any actions, suits or proceedings arising out of or relating to this Agreement (and the parties agree

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not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered or certified mail to such party’s principal place of business shall be effective service of process for any action, suit or proceeding arising out of the parties in any such court. Each party hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, in the courts of the United States of America located in the Southern District of Texas (Houston Division) or the State of Texas (Harris County), as applicable, and hereby further irrevocably and unconditionally waives his or its right and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

11. Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HEREBY WAIVES AND COVENANTS NOT TO ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 11 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF HIS OR ITS RIGHT TO TRIAL BY JURY.

12. Parties Bound by Agreement; Successors and Assigns. The terms, conditions and obligations of this Agreement shall inure to the benefit of and be binding upon the parties and the permitted respective successors and assigns thereof. Without the prior written consent of the Purchaser, the Restricted Party may not assign his rights, duties or obligations hereunder or any part thereof to any other Person. Without the prior written consent of the Restricted Party, the Purchaser may not assign its rights, duties or obligations hereunder or any part thereof to any other Person. Notwithstanding the foregoing, the Purchaser shall be entitled to assign all of its respective right, title and interest under this Agreement to any collateral agent for and on behalf of the senior lenders to the Purchaser and suppliers to the Purchaser (a “Collateral Assignee”), as security for the performance of obligations of the Purchaser to such senior lenders and suppliers; provided that, (a) upon written notice to the Restricted Party of Collateral Assignee’s exercise of any such security (a “Foreclosure Notice”), the Collateral Assignee (or its designee(s) identified in the Foreclosure Notice) shall be entitled to exercise any and all rights of the Purchaser hereunder; (b) the Restricted Party shall be entitled to rely unconditionally upon a Foreclosure Notice in making any payments or performance hereunder and under the Transaction Documents to or for the benefit of the Collateral Assignee (or its designee(s) identified in the Foreclosure Notice), without thereby incurring any liability to the Purchaser or any of its Affiliates; (c) neither the Restricted Party nor his Affiliates shall be obligated to grant any extensions of time for performance, waive any of their rights or remedies hereunder or under the Transaction Documents, or assume any additional obligations or liabilities under this Agreement or the Transaction Documents as a result of any collateral assignment of this Agreement to a Collateral Assignee or a Collateral Assignee’s exercise of its security so granted to it by the Purchaser; and

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(d) neither a collateral assignment of this Agreement or the Transaction Documents by the Purchaser to a Collateral Assignee, nor any exercise by a Collateral Assignee of any security so granted to it by the Purchaser shall release the Purchaser from its obligations hereunder or under any Transaction Documents to which it is a party.

13. Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to any other party hereto shall be in writing and sent by facsimile or delivered personally or sent by registered or certified mail (including by national overnight courier service), postage or fees prepaid, as follows:

if to the Restricted Party:

Facsimile:
Attention:

with a copy to:
(which shall not
constitute notice)
Facsimile:
Attention:

if to the Purchaser to:	Just Energy (U.S.) Corp.
c/o Just Energy Group Inc.
First Canadian Place
100 King Street West, Suite 2630
Toronto, Ontario M5X 1E1
Facsimile: (416) 367 -4749
Attention: President

with a copy to:	Just Energy Group Inc.
(which shall not	6345 Dixie Road, Suite 200
constitute notice)	Mississauga, Ontario L5T 2E6
Facsimile: (905) 564-6069
Attention: Jonah T. Davids
VP and General Counsel

with a copy to:	McKenna Long & Aldridge LLP
(which shall not	303 Peachtree Street, N.E., Suite 5300
constitute notice)	Atlanta, Georgia 30308
Facsimile: (404) 527-4198
Attention: Ann-Marie McGaughey

or at such other address for a party as shall be specified by like notice. Any notice sent by facsimile shall be deemed to have been duly given to the party to whom it is sent upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next Business Day after receipt if not received during recipient’s normal business

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hours. Any notice which is delivered personally in the manner provided herein shall be deemed to have been duly given to the party to whom it is directed upon actual receipt by such party or the office of such party. Any notice which is addressed and mailed in the manner herein provided shall be conclusively presumed to have been duly given to the party to which it is addressed at the close of business, local time of the recipient, on the fourth Business Day after the day it is so placed in the mail or, if earlier, the time of actual receipt.

14. Entire Agreement. This Agreement, the Purchase Agreement and the Employment Agreement (including the Disclosure Letters, Schedules and Exhibits to each of the foregoing) contain the entire agreement of the parties with regard to the subject matter hereof; provided, however, that this provision is not intended to abrogate any other written agreement among the parties executed with or after this Agreement.

15. Amendment. No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the parties.

16. Headings. The headings of the Sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

17. Modification and Waiver. Any of the terms or conditions of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar).

18. Independent Review and Advice. The Restricted Party represents and warrants that the Restricted Party has carefully read this Agreement; that the Restricted Party executes this Agreement with full knowledge of the contents of this Agreement, the legal consequences thereof, and any and all rights which each party may have with respect to one another; that the Restricted Party has had the opportunity to receive independent legal advice with respect to the matters set forth in this Agreement and with respect to the rights and asserted rights arising out of such matters, and that the Restricted Party is entering into this Agreement of the Restricted Party’s own free will. The Restricted Party expressly agrees that there are no exceptions contrary to the Agreement and no usage of trade or regular practice in the industry shall be used to modify the Agreement. Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not apply in interpreting this Agreement. The parties hereto agree that this Agreement shall not be construed for or against either party in any interpretation thereof.

19. Counterparts and Facsimile. This Agreement may be executed in multiple counterparts, each of which shall for all purposes be deemed to be an original and all of which, when taken together, shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile or other electronic transmission.

(Signatures begin on following page)

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IN WITNESS WHEREOF, each of the parties hereto has duly executed and delivered this Non-Competition and Non-Solicitation Agreement as of the date first above written.

“PURCHASER”:

JUST ENERGY (U.S.) CORP.

By:
Name:
Title:

“RESTRICTED PARTY”:
[ ]

By:
[ ], individually